Confidentially submitted to the Securities and Exchange Commission on June 18, 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

British Virgin Islands	2000	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, UAE

Telephone: 9714-235-1755

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Amira Foods Inc.

1315 East Saint Andrew Place, Suite D
Santa Ana, California 92705
Telephone: 714-966-2153
Attention: Audrey Nguyen

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph F. Daniels, Esq. Norwood P. Beveridge, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4044 - Telephone (646) 417-7418 - Facsimile	David Goldschmidt, Esq. Michael Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3574 - Telephone (917) 777-3574 - Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, $0.001 par value per share	$50,000,000.00	$5,730.00

(1)         Estimated pursuant to Rule 457(o) solely for the purpose of computing the amount of the registration fee. Includes offering price of shares that may be purchased by the underwriters pursuant to their over-allotment option.

(2)         This Registration Statement is being submitted in accordance with the procedures described in the announcement of the Division of Corporation Finance of the Securities and Exchange Commission regarding submission of draft registration statements by emerging growth companies pursuant to the Jumpstart Our Business Startups Act of 2012. Accordingly, a registration fee is not required for this confidential draft registration statement submission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained herein is subject to completion or amendment.  A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement becomes effective. This prospectus is not an offer to sell and is not a solicitation of an offer to buy in any state in which an offer, solicitation, or sale is not permitted.

Subject to completion, dated June 18 , 2012

AMIRA NATURE FOODS LTD

Ordinary Shares

This is the initial public offering of our ordinary shares.  We are selling                ordinary shares. We currently expect the initial public offering price to be between $         and $         per ordinary share. We intend to apply for the listing of our ordinary shares on the New York Stock Exchange under the symbol “ANFI.” There is no assurance that this application will be approved.

We are an “emerging growth company” under applicable U.S. federal securities laws and may elect to comply with reduced public company reporting requirements.

Investing in our ordinary shares involves a high degree of risk.  You should read carefully the “Risk Factors” beginning on page 11 of this prospectus before investing in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters have an option exercisable within 30 days from the date of this prospectus to purchase up to                 of additional ordinary shares from us at the public offering price, less the underwriting discount, solely to cover over-allotments.

Joint Book-Running Managers

UBS Investment Bank	Deutsche Bank Securities

The underwriters expect to deliver the ordinary shares against payment in U.S. dollars in New York, New York on or about               , 2012.

The date of this prospectus is                , 2012

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities, or soliciting any offers to buy these securities, in any jurisdiction where the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the possession and distribution of this prospectus outside of the United States.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

i

Our trademarks include “Amira,” “Goodlength,” and “Daily Fresh.” Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

ii

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

In this prospectus, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “the company,” or “our company” are to Amira Nature Foods Ltd, including its subsidiaries and their predecessors, and Amira Pure Foods Private Limited, or Amira India, and its subsidiaries, Amira Foods Inc., Amira Foods (Malaysia) Sdn. Bhd., Amira Food Pte. Ltd., Amira C Foods International DMCC, Amira G Foods Limited and Amira Ten Nigeria Limited. References herein to “ANFI” are solely to Amira Nature Foods Ltd, a British Virgin Islands business company, and references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, ANFI’s direct wholly owned subsidiary.

In this prospectus, references to “India” are to the Republic of India, references to the “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$,” “USD”, “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India.

Solely for the convenience of the reader, this prospectus contains translations of certain Rupee amounts into U.S. dollars at specified rates. Except as otherwise stated in this prospectus, including the section titled “Industry,” all translations from Rupees to U.S. dollars are based on the noon buying rate of Rs. 56.38 per $1.00 in the City of New York for cable transfers of Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on May 31, 2012. No representation is made that the Rupee amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2010, 2011 and 2012 included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

The year following the designation “CY” or “crop year” refer to the crop year beginning in the calendar year specified. Crop year differs from country to country, and is October to September or November to October in most rice producing countries in the northern hemisphere. Crop year in India is from October to September.

We also refer in various places within this prospectus to “profit for the year plus finance costs, income tax expense and depreciation and amortization,” or EBITDA, which is a non-IFRS measure and is more fully explained in the section titled “Non-IFRS Financial Measure” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

iii

PROSPECTUS SUMMARY

The following summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the following summary together with the entire prospectus carefully, including the “Risk Factors” section beginning on page 11 and the audited consolidated financial statements and notes thereto beginning on page F-1 before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Business Overview

Our Company

We are a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand as well as under other third party brands. Our fourth generation leadership has leveraged nearly a century of experience to take the Amira brand global in recent years. We recently launched new lines of Amira branded products, such as ready-to-eat snacks, to complement our packaged rice offerings and we also sell bulk commodities to large international and regional trading firms.

We sell our products, primarily in emerging markets, through a broad distribution network.  We launched our flagship Amira brand in 2008 and now sell our branded products in more than 25 countries. In emerging markets, our customer channels include traditional retail, which we define as small, privately-owned independent stores, typically at a single location, and modern trade retailers, which we define as large supermarkets typically in a mall or on a commercial street and usually part of a chain of stores. We sell our Amira branded products to Indian retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total. We also sell in both emerging and developed markets to global retailers such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final, and through the foodservice channel. Since 2010, we have been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2010 and 2011, Inc. India, a leading Indian business magazine, identified us as one of India’s fastest growing mid-sized companies.

The global rice market represented approximately $240 billion in value in 2010, according to statistics from the Food and Agricultural Organization of the United Nations, or FAO, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $40 billion in wholesale prices in fiscal 2011, within which the Indian Basmati rice segment is large and growing and was valued at approximately $4 billion in the same year, according to CRISIL Research’s, or CRISIL Research, 2012 Report on the Indian Rice Industry. The Basmati rice segment has benefited from increased consumption trends both within India and internationally. Volume sales of Basmati rice in India have increased at a 25.0% CAGR between fiscal 2006 and 2011, while Indian Basmati rice exports increased at a 20.2% CAGR between fiscal 2007 and 2011. International sales of Indian Basmati rice have also benefited from favorable pricing trends and have grown at a 39.5% CAGR in value sales between fiscal 2007 and 2011. We expect to continue to benefit from this significant growth in global demand for Basmati and other specialty rice, which we believe will outpace the growth of the overall rice industry.

We participate across the entire rice supply chain from the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have long-standing relationships with local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy at a fair price. We operate a state-of-the-art, fully-automated and integrated processing and milling facility that is strategically located in the vicinity of the key Basmati rice paddy producing regions of northern India. The facility spans a covered area of 310,221 square feet, with a processing capacity of 24 metric tons of paddy per hour.

In fiscal 2010, 2011 and 2012, our revenue was $201.7 million, $255.0 million and $329.0 million, respectively, representing a CAGR of 27.7%. In fiscal 2010, 2011 and 2012, our profit for the year was $5.2  million, $6.4 million and $11.9 million, respectively, representing a CAGR of 51.2%. In fiscal 2010, 2011 and 2012, our EBITDA, or profit for the year plus finance costs, income tax expense and depreciation and amortization, was $21.5 million, $31.0 million and $40.0 million, respectively, representing a CAGR of 36.3%.

Our Market Opportunity

According to the International Rice Research Institute, or the IRRI, rice is the main dietary staple for half the world’s population. FAO estimates that rice provides more than one fifth of the calories consumed by humans worldwide. Propelled by growing consumption demand, world production of rice has more than tripled over the last few decades from 151 million metric tons of milled rice in fiscal 1961, to an estimated 480.1 million metric tons of milled rice in fiscal 2011, according to CRISIL Research and FAO, respectively. The global rice market represented approximately $240 billion in value in 2010, according to statistics from the FAO, based on benchmark rice export prices for the international rice trade.

According to Euromonitor, retail sales of global packaged rice are expected to grow at a 6.9% CAGR from 2011 to 2016. Over the same five year period, the Indian packaged rice market is expected to grow at a CAGR of 15.6%, and the Middle East and Africa and Asia Pacific packaged rice markets are expected to increase at a CAGR of 11.1% and 6.6%, respectively. In emerging markets, growth rates are expected to be higher as consumers are increasingly turning to dried packaged foods due to the rapid expansion of modern retail outlets, convenience shopping and the growing popularity of nationally available brands. The growth in these markets also benefits from consumers increasingly seeking health and wellness products, which command premium pricing. As a result, we and other companies are increasingly offering new rice varieties with fortified multi-grain and organic features, and varieties with other specific functionalities.

The growth of the Amira brand is the foundation of our strategy for expansion within our markets and the brand has gained significant traction with customers in markets where we sell our products as a trusted standard of premium quality. At the end of 2011, Planman Marcom, an Indian marketing and communications company, identified the Amira brand as one of only six food Power Brands in the Indian market based on a survey of Indian consumers, along with other brands such as United Breweries, Britannia, Dabur, Godrej and Tata.

Rice Industry in India

The Indian rice industry was valued at approximately $40 billion in wholesale prices in fiscal 2011. Indian consumption was estimated at 91 million metric tons of milled rice in fiscal 2011 and exports at 2.2 million metric tons, based on CRISIL Research estimates. From fiscal 2006 to 2011, the Indian rice industry grew in value at a CAGR of 10.5%, according to CRISIL Research. Industry sources expect growth to continue in India, with marginal increases in production and continuous growth in demand due to population growth, increasing purchasing power of the Indian population and inflation.

Traditionally, rice in India has been sold by non-branded providers, but in its recently modernizing economy, packaged and branded rice players are increasingly gaining market share. Strong sales growth from leading brands, partly due to their increased penetration through modern retail outlets, have led to a rise in overall unit prices, as well as increasing brand awareness as companies develop national brands. Going forward, we expect premium rice variants such as Basmati rice to gain market share as quality and availability play a major role in expanding their consumer base. Sales of packaged rice are also expected to see a strong improvement in growth rates as non-branded sales will be replaced by packaged rice offerings, which are increasingly available through independent small grocers in India. Sales of packaged rice in India have grown at a 12.9% CAGR from 2006 to 2011, according to Euromonitor.

Basmati Rice

The Indian Basmati rice industry was valued at approximately $4 billion in wholesale prices in fiscal 2011, according to CRISIL Research. Basmati rice has been grown for centuries exclusively in the foothills of the Himalayas in certain parts of the Indian sub-continent and is recognized worldwide as a premium variety due to its longer length, pure white color, nut-like flavor and appealing aroma. Although in fiscal 2011, the Basmati rice industry only contributed 4.7% of the overall Indian rice production by volume, it constituted approximately 10% of the total Indian rice industry by value, according to CRISIL Research. While the overall Indian rice industry grew in value at the rate of 10.5% annually during the period from fiscal 2006 to 2011, consumption of Basmati rice in India grew in volume at a rate of 25.0% during the same period, according to CRISIL Research.

Globally, Basmati rice contributes 1.5% of total rice production, of which 65% to 70% is produced in India, according to CRISIL Research. Consumption of Basmati rice in India is estimated to have grown at a CAGR of

25.0% to 1.5 million metric tons in fiscal 2011 from less than 0.5 million metric tons in fiscal 2006, according to CRISIL Research. Indian consumption of Basmati rice is expected to continue to grow 12% to 15% annually from fiscal 2012 to 2016, according to CRISIL Research. Indian Basmati rice exports grew at a CAGR of 20.2% by volume and a CAGR of 39.5% by value between fiscal 2007 and 2011, according to CRISIL Research. The strong growth in India’s exports has been primarily due to increasing demand from traditional and new export markets and the advent of new types of Basmati rice selectively produced with premium characteristics.

Our Strengths

Our competitive strengths have contributed to our strong track record and we believe will enable us to capitalize on future growth opportunities:

•                  A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice.  We are a leading global provider of packaged specialty rice, and primarily Basmati rice, which represents a distinct competitive advantage, since Basmati is a premium rice variety that generally commands higher prices and is more profitable compared with other types of rice. The Basmati segment continues to experience significant growth in India and internationally compared to the overall rice industry.

•                  Strong and Growing Presence in over 40 Countries around the World, Primarily in Emerging Markets.  Our products are sold in over 40 countries worldwide, which are primarily comprised of high-growth emerging markets. We are recognized by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks.

•                  Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products to more than 25 countries. We are recognized by Planman Marcom as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with other brands such as United Breweries, Britannia, Dabur, Godrej and Tata. In 2010 and 2011, Inc. India, a leading Indian business magazine, identified us as one of India’s fastest growing mid-sized companies.

•                  Well-Established Relationships Resulting in Deep Understanding of Consumer Preferences.  We have built strong relationships with retailers that have provided us a deep understanding of consumer preferences in numerous markets worldwide, and we have subsequently launched our new Amira branded products in many of these markets. We have established relationships with a number of retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total in India, Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final globally, as well as institutions and distributors.

•                  Superior Supply Chain Capabilities from Procurement to Distribution. Our strong relationships with local Indian paddy farmers and a network of procurement agents allow us to source paddy of consistently high quality.  Our modern processing plant in Gurgaon, India is strategically located in the vicinity of the key Basmati rice paddy producing regions of northern India and includes state-of-the-art grading and packaging units, along with a modern in-house laboratory for quality assurance, and meets the highest international quality standards. We have a strong and growing network of distributors in India and internationally.

•                  Strong Management Team with a Track Record of Success. Under our Chairman and Chief Executive Officer, Mr. Karan A. Chanana’s leadership, we have transitioned from a family owned and managed business to an international, professionally-managed business. Our management team has significant experience in the rice industry, with an average of six years with us and 12 years in the industry. In fiscal 2010, 2011 and 2012, our revenue was $201.7 million, $255.0 million and $329.0 million, respectively, representing a CAGR of 27.7%. In fiscal 2010, 2011 and 2012, our profit for the year was $5.2 million, $6.4 million and $11.9 million, respectively, representing a CAGR of 51.2%. In fiscal 2010, 2011 and 2012, our EBITDA was $21.5 million, $31.0 million and $40.0 million, respectively, representing a CAGR of 36.3%.

Our Strategy

Our goal is to be the leading rice brand globally. Key elements of our growth strategy to achieve this goal include:

•                  Accelerate Focus on Global Brand Building and Increasing Value-Added Offering. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice.  We successfully expanded the Amira brand across more than 25 countries within only three years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice.

•                  Strengthen our Distribution Footprint in India to Capitalize on Attractive Demographic and Economic Trends. Through at least 2025, the Indian market is expected to experience rapid overall population growth and an expanding middle class, leading to strong GDP growth and meaningful expansion in per capita income, according to McKinsey Global Institute. We believe that an increase in purchasing power will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. We plan to increase our concentration of Indian distributors to significantly increase our access to all channels. In addition, we plan to set up additional company-owned distribution centers to target modern trade retailers in 15 major cities in India, which we expect will result in greater market penetration and higher margins.

•                  Further Develop Relationships with Key Retailers to Capture Significant Growth in Indian Modern Trade.  According to Planet Retail, there is significant growth potential for modern retail in India, which in 2010 accounted for only 9.0% of Indian retail trade, and is expected to grow at a 17.0% CAGR through 2020. A key focus for us is to continue building relationships with modern trade retailers. We employ a dedicated sales team focused on promoting our products with retailers on a region-by-region basis, which allows us to grow alongside modern trade as it broadly penetrates the Indian retail landscape.

•                  Leverage Our Experience in International Markets to Enhance Amira Branded Penetration.  We plan to leverage the success of our third party branded products in international markets to further penetrate these and other markets with our Amira branded product offerings.  From our existing international operations, we gain a deep understanding of end markets and consumer preferences, which helps us to shape our strategy for branded products.

•                  Expand into New High-Growth Markets.  We expect to continue to increase our international sales, which were 66.0% of our revenue in fiscal 2012, by expanding into new high-growth markets. We plan to expand our sales into more than 25 additional countries in the next five years.

•                  Increase Processing Capacity and Operating Efficiencies to Capture Long term Growth Opportunities and Drive Margin Expansion.  We intend to complete construction of a state-of-the-art processing facility in Haryana, India by fiscal 2015 using some of the proceeds of this offering, which we believe will more than double our processing capacity. This will enable us to meet processing capacity demands in our business over the coming years and is also expected to drive margin expansion.

Corporate Structure

ANFI is a newly incorporated BVI business company, and we currently have no business operations of our own. After the completion of this offering, all our operations will be conducted through Amira India and its subsidiaries, which we will not wholly own but expect to control through our wholly owned subsidiary, Amira Mauritius, upon the closing of the share subscription by Amira Mauritius described below, which will occur substantially contemporaneously with the completion of this offering.

As of the date of this prospectus, 88.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled directly by him and indirectly controlled by him through members of his family. As described below, following consummation of this offering, Mr. Chanana and his affiliates will continue to have a direct ownership stake in Amira India.

ANFI wholly owns Amira Mauritius, which will enter into a share subscription agreement with Amira India prior to this offering pursuant to which Amira India will issue and sell to Amira Mauritius a number of its equity shares representing        % of the total number of outstanding equity shares of Amira India, assuming we sell the        ordinary shares offered hereby at an initial public offering price of $      per share, which represents the mid-point of the estimated range set forth on the cover page of this prospectus.  Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, following the completion of the share subscription, Amira Mauritius will not wholly own but will control Amira India. The share subscription by Amira Mauritius will be funded with substantially all of the net proceeds of this offering (other than approximately $        million to be retained by ANFI to fund its future operating expenses) and will occur substantially contemporaneously with the completion of this offering. Amira Mauritius will subscribe for that number of equity shares of Amira India as equals such net proceeds divided by the per share value of such shares, as determined using the discounted free cash flow method in accordance with Reserve Bank of India’s current pricing guidelines for issuance of shares to persons resident outside India, or the RBI price. This determination will be made at the signing of the subscription agreement. Amira India will use approximately $        million of the funds it receives from the share subscription to fund the development of a new processing facility, approximately $         million of the funds to repay outstanding indebtedness, and the remainder for working capital and other general corporate purposes.

Following the completion of this share subscription by Amira Mauritius, Mr. Chanana and his affiliates will legally and beneficially own      % of the equity shares of Amira India and      % of ANFI directly, giving them an effective economic interest in Amira India of      %. As a result, an investor’s ownership of us following consummation of this offering will represent a smaller corresponding indirect ownership in Amira India. An increase (decrease) in the assumed initial public offering price of $    will increase (decrease) Amira Mauritius’ ownership of Amira India by     %, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.  A one million share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) Amira Mauritius’ ownership of Amira India by     %.

The diagram below illustrates our corporate structure upon the completion of this offering assuming an initial public offering price of $     per share, which represents the mid-point of the estimated range set forth on the cover page of this prospectus, and Amira Mauritius’ subscription for equity shares representing      % of the total number of outstanding equity shares of Amira India.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have irrevocably elected not to avail ourselves of this exemption. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

Summary Risks

Our business is subject to numerous risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 11 of this prospectus. These include the following:

•                  we face significant competition from both Indian and international producers of Basmati and other rice and other food products;

•                  we face risks associated with our international business;

•                  we generally do not enter into long term or exclusive supply contracts with our customers or with our distributors;

•                  we rely on our one processing and packaging facility and a limited number of third party processing facilities;

•                  we rely on a few customers for a substantial part of our revenue;

•                  our operations and growth may be affected by weather, disease, pests and overfarming of land;

•                  our operations are highly regulated in the areas of food safety and protection of human health, and we may be subject to compliance costs and potential claims and regulatory actions;

•                  our historical and future sales abroad to certain non-U.S. customers expose us to special risks associated with operating in particular countries;

•                  our business is susceptible to fluctuations in foreign currency exchange rates;

•                  we may require additional financing in the form of debt or equity to meet our working capital requirements;

•                  we have incurred a substantial amount of debt, and if we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated; and

•                  the Government of India has previously banned the export of certain of our products, and future changes in its regulation of our sales to international markets may harm our business and financial performance.

Our principal executive office is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, UAE, and our telephone number at that address is 9714-235-1755.  Our website is www.amirafoods.com.  Information contained on our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.  Our registered office is located at 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands.

The Offering

Ordinary shares offered by us	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full)

Ordinary shares to be outstanding after the offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

Over-allotment	We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase an additional ordinary shares to cover over-allotments of ordinary shares, if any.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.  We intend to use approximately $         million of the net proceeds to partially fund the development of a new processing facility, approximately $         million of the funds to repay our outstanding secured revolving credit facilities, and the remainder for working capital and other general corporate purposes. For more information, see “Use of Proceeds.”

Risk factors

Investment in our ordinary shares involves a high degree of risk. See “Risk Factors” in this prospectus beginning on page 11 for a discussion of risks and uncertainties that you should consider in evaluating an investment in our securities.

Proposed New York Stock Exchange symbol	We intend to apply for the listing of our ordinary shares on the New York Stock Exchange under the symbol “ANFI.”

Except as otherwise indicated or the context otherwise requires, throughout this prospectus the number of ordinary shares shown to be outstanding after this offering and other share-related information is based on                          ordinary shares outstanding as of             , 2012, and:

•                  our sale of       ordinary shares in this offering; and

•                  the effectiveness of a     -for-     stock split of our ordinary shares.

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares.

Summary Consolidated Financial Information

The following summary financial information has been derived from our audited consolidated financial statements included elsewhere in this prospectus, which reflect the financial data of Amira India, our predecessor.  Following the consummation of this offering and the use of proceeds therefrom, we will own               % of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately        %  of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit for the year attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Year Ended March 31,
	2010	2011	2012
Income Statements Data
Revenue	$201,663,883	$255,011,121	$328,979,799
Other income	1,834,506	2,147,141	637,383
Cost of material	(210,580,278)	(234,707,437)	(270,259,623)
Change in inventory of finished goods	37,612,653	28,688,934	6,667,730
Personnel expenses	(1,925,734)	(2,413,584)	(2,844,454)
Depreciation and amortization	(844,626)	(1,915,934)	(2,089,738)
Freight, forwarding and handling expenses	(5,282,320)	(10,775,383)	(13,990,863)
Other expenses	(7,282,069)	(9,771,151)	(10,568,202)
Finance costs	(12,670,922)	(19,676,559)	(21,786,007)
Finance income	72,770	164,853	303,036
Other financial items	5,392,277	2,607,924	1,032,599
Profit before tax	$7,990,140	$9,359,925	$16,081,660
Income tax expense	(2,767,534)	(2,948,276)	(4,137,422)
Profit for the year(1)	5,222,606	6,411,649	11,944,238

Pro forma earnings per share(2)	$	$	$

Other Financial Data
EBITDA(3)	$21,505,687	$30,952,419	$39,957,405

		Year Ended March 31, 2012
	Actual	Pro Forma(2)	Pro Forma As Adjusted(4)
Statements of Financial Position Data
Cash and cash equivalents	$8,368,256	$	$
Total current assets	205,591,141
Total assets	232,052,837
Total equity	45,684,469
Total debt	141,755,853
Total liabilities	186,368,368
Total equity and liabilities	232,052,837

(1) Following the consummation of this offering and the use of proceeds therefrom, we will own    % of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately    % of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit for the year attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

(2) Pro forma figures reflect the share subscription by Amira Mauritius with substantially all of the net proceeds of this offering (other than approximately $        million to be retained by ANFI to fund its future operating expenses), resulting in the reverse acquisition of Amira India by ANFI, and the effectiveness of a     -for-     stock split of our ordinary shares, each of which will occur substantially contemporaneously with the completion of this offering.

(3)  The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as profit for the year plus finance costs, income tax expense and depreciation and amortization. For more information, see “Non-IFRS Financial Measure” under “Management’s Discussion and Analysis of Financial Condition.”

(4)  Pro forma as adjusted figures reflect our sale of ordinary shares in this offering and the application of the net proceeds as described under “Use of Proceeds.”

RISK FACTORS

Investment in our ordinary shares involves a high degree of risk.  You should carefully consider the following information about these risks, together with other information contained in this prospectus, before investing in our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer.  If this happens, the trading price of our ordinary shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

We face significant competition from both Indian and international producers of Basmati and other rice and other food products.

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition and loyalty, advertising and distribution capability, convenience and pricing.  With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world.  Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal, Punjab, Jammu and Kashmir, and Rajasthan and in a part of the Punjab region located in Pakistan that enjoys the climatic conditions required to successfully grow Basmati rice. However, a type of rice similar to Basmati rice is also grown and sold as Basmati rice from California and Texas, among other places, and we face competition from producers of these types of rice.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources.  Also, since there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and particularly a more organized Basmati market could significantly increase competition with us, which could increase our costs to purchase raw materials, lower selling prices for our products, and reduce our market share and earnings.

We face risks associated with our international business.

In fiscal 2010, 2011 and 2012, we generated 53.4%, 61.9% and 66.0%, respectively, of our revenue outside of India, and we expect to increase our international presence over time. We currently have international operations in Malaysia, Singapore, UAE, the U.K. and the U.S., and we sell our products throughout Asia Pacific, Europe and the Middle East and North Africa, or “EMEA,” and North America. Our existing and planned international business operations are subject to a variety of risks, including:

•                  difficulties in staffing and managing foreign and geographically dispersed operations;

•                  having to comply with various foreign laws, including local labor laws and regulations;

•                  the risk of government expropriation of assets;

•                  changes in or uncertainties relating to foreign rules and regulations that may harm our ability to sell our products;

•                  tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;

•                  imposition of limitations on or increase in withholding and other taxes on remittances and other payments by foreign subsidiaries or strategic partners;

•                  varying and possibly overlapping tax regimes, including the risk that the countries in which we operate will impose taxes on inter-company relationships;

•                  economic, political or social instability in foreign countries;

•                  risks related to the enforceability of legal agreements and judgments in foreign countries;

•                  an inability, or reduced ability, to protect our intellectual property; and

•                  the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us, and competition from local players.

We expect that we will begin expanding into our existing and additional target international markets, but our expansion plans may not be realized, and if they are, they may not be successful. We expect each market to have particular regulatory hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our business, reputation and financial condition may be significantly harmed.

We generally do not enter into long term or exclusive supply contracts with most of our Basmati rice and other customers or with our distributors. If we do not receive timely repeat orders from customers, or our distributors are not able or choose not to sell the amounts we usually sell through them, our business may be harmed.

We generally do not enter into long term supply contracts with most of our customers.  Our customers instead submit purchase orders from time to time, which are short term commitments for specific quantities of Basmati rice and other products at an agreed price. In addition, we typically complete the paddy procurement process two to six months before we receive purchase orders from customers, forcing us to rely primarily on historical trends, other market indicators and management estimates to predict demand, which is particularly difficult as we expand into new markets.  We usually expand our procurement operations based on a trend of historical growth and delivery, but we may not receive purchase orders commensurate with our expanded operations on substantially the same terms, or at all, and we may not get expected repeat orders from our customers.  As a result, we may acquire and process significantly more paddy than we can sell as processed rice, which leaves us vulnerable to volatility in market demand, including downturns, and could harm our business and results of operations.

In addition, we typically do not enter into long term or exclusive arrangements with our distributors. If we are not able to supply our distributors the quantities of our products that we have historically supplied them, they may place orders with and even move some or all of their business permanently to our competitors.  In addition, our distributors could change their business practices or seek to modify the terms under which we usually do business with them, including the amount and timing of their payments to us.  Further, we rely upon our distributors to assess the demand for our products in their market based on their interactions with retailers and consumers.  In the event our distributors are unable to accurately predict the demand for our products, are delayed in placing orders with us for any reason, do not effectively market our products, or choose to market the products of our competitors instead, it could harm our business growth and prospects, financial condition and results of operations.  Further, our inability to maintain our existing distributors or to expand our distribution network in line with our growth strategy could harm our business, results of operations and financial condition.

We rely on our one processing and packaging facility and a limited number of third party processing facilities.  An interruption in operations at our facility or in such third party processing facilities could prevent or limit our ability to fill orders for our products.

We operate a single processing and packaging facility located in Gurgaon, near New Delhi, India. Any significant disruption at our processing and packaging facility for any reason, including regulatory requirements, the loss of certifications or approvals, technical difficulties, labor disputes, power interruptions or other infrastructure failures, fires, earthquakes, hurricanes, war or other force of nature, could disrupt our supply of our products and significantly harm our results of operations and financial performance. We also heavily depend upon a limited number of third party processing facilities to produce products responsible for substantial portions of our revenue, some of which facilities are owned by our competitors. These third party processing facilities are run by independent entities that are subject to their own unique operational and financial risks, which are out of our control. To date, there have been no significant delays or interruptions in any such processing.  But if we lose the services of any of these processors, we may be required to find and enter into arrangements with one or more replacement processors.  Finding alternate processing facilities could involve significant delays and other costs and these sources may not be available to us on reasonable terms or at all.  Any disruption of processing or packaging could delay delivery of our products, which could harm our business and financial results and result in lost or deferred revenue.

We may require additional financing in the form of debt or equity to meet our working capital requirements.

Our business has substantial working capital requirements, primarily due to the fact that Basmati rice must be aged for 10 to 14 months before it reaches premium quality.  As such, we need to maintain a sufficient stock of Basmati paddy and rice at all times in order to meet processing requirements, which leads to higher inventory holding costs and increased working capital requirements.  In addition, we may need additional capital to develop our new processing facility and additional company-owned distribution centers in India and across the world.

Our working capital requirements are largely met by debt incurred under our revolving credit facilities, which we are typically required to renew in a year or less. Sources of financing have historically included commercial banks under such credit facilities and equity investments.  If we decide to incur more debt, our interest payment obligations will increase, and we may be subject to additional conditions from lenders, which could place restrictions on how we operate our business and result in reduced cash flows.  If we decide to issue equity, the ownership interest of our existing shareholders will be diluted.

We may not be able to raise adequate financing on acceptable terms, in time, or at all.  Since the second half of fiscal 2008, this uncertainty has increased due to the disruption in the global financial markets, and obtaining additional financing in India has become particularly difficult.  For example, due to inflation in India, the Reserve Bank of India has raised interest rates since 2011, which have substantially increased our borrowing costs there. Moreover, restrictions on foreign investment in India may restrict our ability to obtain financing for Amira India. See “—Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may significantly harm our results of operations, financial condition and financial performance.” Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our cash flow and financial condition and result in the delay or abandonment of our development plans.

We have incurred a substantial amount of debt. If we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated, which could harm our business and financial condition.

We have incurred a substantial amount of debt totaling $140.0 million, $161.0 million and $141.8 million as of the end of fiscal 2010, 2011 and 2012, respectively.  The aggregate amount outstanding under our various financing arrangements as of March 31, 2012 was $141.8 million, of which $7.3 million consisted of our long term debt and $134.4 million consisted of our short term debt, comprised primarily of our secured revolving credit facilities.

We have entered into agreements with certain banks and financial institutions for short term and long term debt, which contain restrictive covenants, including, but not limited to, requirements that we obtain consent from the lenders prior to altering our capital structure or Amira India’s organizational documents, effecting any merger or consolidation with another company, restructuring or changing the management, declaring or paying dividends, undertaking major projects or expansions, incurring further debt, undertaking guarantee obligations which permit certain lenders to claim funds invested in us by our management or principal shareholders, entering into long term or otherwise material contractual obligations, investing in affiliates, creating any charge or lien on our assets or sale of any hypothecated assets or undertaking any trading activities other than the sale of products arising out of our manufacturing operations. We have received lender consent for this offering and the corporate actions to be undertaken in connection therewith. However, we will need to obtain lender consent in order to undertake any such corporate actions in the future. We are also required to comply with certain financial terms, such as maintaining a specific debt service coverage ratio, long term debt to average tangible net worth, long term debt to net current assets and current ratio. We may not be able to comply with these financial or other terms or be able to obtain the consents from our lenders necessary to take the actions that we believe are required to operate and grow our business. Further, as of March 31, 2012, our outstanding short term debt amounting to $134.4 million, comprising substantially all of our debt, was incurring interest at floating rates. Any upward movements in these interest rates would directly impact the interest costs of such loans and could harm our financial condition. Furthermore, our ability to make payments on and refinance our indebtedness will depend on our ability to generate cash from our future operations. We may not be able to generate enough cash flow from operations to service our debt. In addition, lenders under our secured credit facilities could foreclose on and sell our assets if we default under these credit facilities.

Any failure to comply with the conditions and covenants in our financing agreements that is not waived by our lenders or guarantors or otherwise cured could lead to a termination of our credit facilities, acceleration of all amounts due under such facilities, or trigger cross-default provisions under certain of our other financing agreements, any of which could harm our financial condition and our ability to conduct and implement our business plans.

Our inability to effectively manage our growth could harm our business, results of operations and financial condition.

Our business and operations have grown significantly in recent years and we expect to continue experiencing significant growth in the number of our employees and the scope of our operations. To effectively manage our anticipated future growth, we must continue to implement and improve our managerial, operational, financial and reporting systems and expand our facilities.  We expect that all of these measures will require significant expenditures and will demand the attention of management.  Our failure to manage our growth effectively may result in our over or under-investing in our operations, weaknesses in our infrastructure, systems and controls, and operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees.  Our expected growth could require significant capital expenditure and may divert financial resources from other projects, such as the development of new products. In addition, our new processing facility is not expected to be operational until fiscal 2015 at the earliest. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy, any of which could harm our business, results of operations and financial condition.

Any decline in the market price of Basmati rice during the time it is held for aging may harm our results of operations.

The Basmati rice industry is cyclical and is dependent on the results of the Basmati paddy harvest, which occurs for only seven months in the year (September to March).  We purchase Basmati paddy from farmers through government regulated agricultural produce markets or through licensed procurement agents and then process it throughout the year.  A unique feature of Basmati rice is that its quality is perceived to improve with age.  Our Basmati rice is sold at least 10 to 14 months after it has been harvested and generally commands a price premium. As a result, we typically allow our paddy to age from six to eight months and our processed Basmati rice to age for an additional four to six months before we sell it.  If there is any fall in the price of Basmati rice during the time we hold it for aging, we may not be able to recover or generate the same margins from our investment in Basmati paddy or processed rice, which may harm our results of operations and financial condition.

The price we charge for our Basmati rice depends largely on the prevailing wholesale market price.  Lower market prices may harm our financial results.

The wholesale price of Basmati rice has a significant impact on our profits. The wholesale price of Basmati rice is affected by factors including weather, government policies such as changes in minimum support prices and minimum export prices, prices of other staples, seasonal cycles, pest and disease problems, and balance of demand and supply.  Further, the Basmati rice industry in India is highly fragmented and the pricing power of individual companies is limited. In early 2008, due to uncertainty concerning the amount of export duty to be imposed by the Government of India, Basmati rice prices increased from approximately $1,000 per metric ton to almost $2,000 per metric ton in a span of a few months, as buyers increased purchases ahead of the implementation of this tax. For instance, our revenue increased substantially in fiscal 2009 as compared to fiscal 2008, in large part due to this increase. In May 2008, the Government of India announced a 20% export duty, which removed the uncertainty around the amount of this tax, and by mid-June 2008, Basmati rice prices started to decrease and have since settled at approximately $1,200 to $1,500 per metric ton. Any prolonged decrease in Basmati rice prices could harm our business and results of operations.  Currently, we are not able to hedge against such price risks.

The Government of India has previously banned the export of certain of our products, and future changes in its regulation of our sales to international markets may harm our business and financial performance.

While we currently produce all our products in India, we generated 66.0% of our revenue in fiscal 2012 from products we sold outside of India, which are subject to the Government of India’s export controls.  Our business and financial performance could be harmed by unfavorable changes in or interpretations of existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business.  Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities.  For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India.  In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition.  The Government of India also determines the Minimum Export Price, or the MEP, which is the minimum price below which rice is not permitted for export from India, and so could at any time increase the prices at which we may sell our products outside India.  Any such increase in the MEP above our current prices could decrease our international sales and harm our business and results of operations and any other duties or tariffs, adverse changes in export policy, or other export restrictions enacted by the Government of India and related to our international business could harm our business and financial condition.

We derived 46.6% of our total revenue from our top five customers and distributors in fiscal 2012 and the loss of the revenue from such customers would harm our business, results of operations and financial conditions.

Our top five customers and distributors accounted for 57.7%, 50.5% and 46.6% of our total revenue for fiscal 2010, 2011 and 2012,  respectively. We anticipate that this concentration of sales among customers may continue in the future. Although, we believe we have strong relationships with certain of our key customers, we do not have any long term supply contracts with these customers and our business and results of operations would be harmed if we are unable to maintain or further develop our relationships with our key customers and distributors.  The loss of a key customer or a number of key customers or distributors may harm our financial conditions and results of operations. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, may harm our sales.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks associated with operating in particular countries.  If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or Sanctions Targets.  We will not use any proceeds, directly or indirectly, from this offering to fund any activities or business with any Sanctions Target.  In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which have included private customers in Iran and other countries in the region.  Amira India has also made a limited number of immaterial direct sales of rice to private customers in Iran.  In the three year period ended March 31, 2012, our direct and indirect sales to private companies in Iran represented less than one percent of our total revenue.  Currently, direct and indirect sales of rice to Iran are allowed under a general OFAC license that was issued in October 2011 and, as a result, we believe we are in compliance with U.S. Economic Sanctions Laws.  We believe our historical activities were conducted in compliance with applicable U.S. Economic Sanctions Laws in all material respects, however,  it is possible that OFAC could view certain of our past transactions to have violated its regulations.  If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions.  For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved.  We currently do not intend to conduct future activities or transact business with any Sanctions Target, even if permitted under, or not subject to, current laws and regulations.  We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations and our policy on sales to such countries may change.  If our policy changes, our sales to these countries will be conducted in compliance with all applicable law.

Following this offering we will also be subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contain similar prohibitions, although varying in both scope and jurisdiction. Although our U.S. subsidiary only transacts business in the U.S., we operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, which may negatively impact our results of operations.

We are currently in the process of developing and implementing formal controls and procedures to ensure that we are in compliance with OFAC and other sanctions and the FCPA and similar laws, regulations and sanctions.  The implementation of such procedures may be time consuming and expensive, and could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware.  Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. and Indian laws and regulations as well as foreign laws).  A violation of these laws and regulations, or even an alleged violation, could harm our reputation and cause some of our U.S. investors to sell their interests in our company to avoid disclosure under the laws of certain U.S. states, under internal investment policies, or investors might decide for reputational reasons to sell such interests, and some U.S. institutional investors might forego the purchase of our ordinary shares, all of which may negatively impact the trading prices of our ordinary shares.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our growth will significantly depend on our ability to penetrate and increase the acceptance of our Basmati and other products in India and across the world.  This will not only require some customization of our products to different geographical markets having distinct tastes and preferences, but may also cause us to implement new sales strategies and practices.  The strategies we adopt may not be appropriate or adequate, or we may not be able to efficiently implement such strategies, which may require us to alter our growth plans, resulting in substantial loss of investment in terms of time and capital and harm to our financial condition and results of operations.  In addition, we may not be able to successfully implement our new initiatives, such as our ready-to-eat snacks or efforts to further penetrate Indian modern retail, or realize the anticipated benefits from such initiatives, and any unforeseen costs or losses could harm our business and reputation, profitability and financial condition.

We rely on agents to procure sufficient Basmati paddy of the proper quality for our processing requirements.

We are largely dependent on agents known as “pucca artiyas” who are authorized to make purchases of paddy in the organized and government regulated agricultural produce markets in India known as “mandis.”  These agents may not be able to procure the quantities required for our business while maintaining our quality standards.  We have adopted standard operating procedures with respect to purchases, which include training and monitoring the performance of these agents, but we have no direct control over their purchasing activities.  Any failure by these agents to deliver the right quantities or quality of paddy at the right price could harm our results of operations and financial condition. In addition, we typically enter into oral, non-binding agreements with these agents for the services they provide, and we may not be able to maintain these arrangements on substantially the same terms, if at all, which could harm our business, results of operations and financial condition.

In addition, despite the trend of consolidation in the market for Basmati rice in India in recent years, the paddy market remains relatively fragmented and includes organized and unorganized suppliers such as small family owned businesses. Accordingly, we expect this fragmentation to continue for the foreseeable future.  These smaller companies may not be able to maintain a required flow of paddy should our volume requirements rapidly increase.  If we are unable to buy sufficient paddy which meets our quality requirements for our business from these agents, we may not be able to process and sell as much finished rice as we planned or promised to our customers, which could harm our reputation with these customers, our business and our results of operations.

Our operations and growth plans may be affected by the general availability of paddy, which can be reduced by adverse weather, disease and pests and overfarming of farmland.

Although Basmati rice is not entirely dependent upon a successful monsoon, Basmati and other paddy production can be harmed by the consistent failure of monsoons in India, extreme flooding or by other natural calamities or adverse weather. There is also the possibility that farmers currently growing paddy may shift their efforts toward the production of other crops, resulting in a drop in paddy production. Such adverse weather and supply conditions may occur at any time and create volatility for our business and results of operations. Production is also vulnerable to crop diseases and pest infestations, which may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. For example, leaf blight, sheath blight, smut, blast, rice tango virus and stern borer are the major pests that affect our suppliers’ production.  The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. The available technologies to control such diseases and infestations may not continue to be effective. In addition, the continued use of intensive irrigated rice-based cropping systems in producing Basmati paddy may cause deterioration of soil health and productivity. Any of these risks can impact the availability and current and future cost of paddy. The future growth of our business is dependent upon our ability to procure quality paddy on a timely basis. We may not be able to procure all of our paddy requirements, and our failure to do so would harm our business, results of operations and financial condition.

Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy.  Substantially all of our operations and employees are located in India and we may be affected by natural disasters in the future.

Our proposed development of a new processing facility is subject to various risks and it may not be completed as planned or on schedule.

As part of our growth strategy, we intend to use approximately $        million from the net proceeds of this offering and $        million in total over the next three years to develop a new processing facility in India. Our plans remain subject to certain potential problems and uncertainties, including increased costs of equipment or manpower, completion delays due to a lack of required equipment, permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control.  Any delays in completing this facility could result in our loss or delayed receipt of revenue, and increases in financing and construction costs.  Our proposed expansion will also require significant time and resources from our management team.  Any failure by us to meet revenue or income targets may require us to reschedule or reconsider our development plans.  If these plans do not proceed as planned, or on schedule, our business, results of operations and financial condition may be harmed.  Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business.  We will also incur additional fixed costs from the new facility, and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

Loss of key personnel or our inability to attract and retain additional key personnel could impair our ability to execute our growth strategies, harm our product development efforts, and delay our launch of new products.

Our business involves operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in many areas necessary for our operations.  While we have been successful in attracting experienced, skilled professionals, the loss of any key member of our management team, or operational or product development employees, or the failure to attract and retain additional such employees, could slow our execution of our business strategies, including expansion into new target markets, and our development and commercialization of new products.  If we are not able to attract and retain the necessary personnel to accomplish our business objectives, the resulting staffing constraints will harm our ability to expand, satisfy customer demands for our products, and develop new products.  Competition for such personnel from numerous companies may limit our ability to attract and retain them on acceptable terms, or at all, and we have no “key person” insurance to protect us from such losses.  Any of our employees may terminate their employment on two months’ notice or payment of their salary for such period.

Our inability to meet the consistent quality requirements of our customers or our inability to accurately predict and successfully adapt to changes in market demand could reduce demand for our products and harm our sales.

Our results of operations and projected growth, are largely dependent upon the demand for Basmati rice and our other food products in the Indian and international markets. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends, macroeconomic factors such as the condition of the economy and the level of consumer confidence.  We are also subject to various policies of the countries or regions where our customers are located, such as in the EU, relating to the quantity, quality, characteristics and variety of the Basmati rice and other food products sold to such countries, which may be upgraded or changed from time to time. Consumer preferences often change over time, and if we are not able to anticipate, identify or develop and market products that respond to changes in consumer preferences, demand for our products may decline. Our international customers often require that all the food we sell matches their quality standards and conduct sample checks on our products.  The results from their sample checks may not reflect the quality of the rice we deliver to them, and the rice we sell to them may not comply with their quality specifications or requirements.  If our customers’ sample checks identify any deficiencies in our rice, they will generally have the right to return the entire batch we sold to them. We must, on a regular basis, keep pace with the preferences and quality requirements of our Indian and international customers, invest continuously in new technology and processes to provide the desired quality product, and continually monitor and adapt to the changing market demand.  Any such change in preferences or our inability to meet the consistent quality requirements of our customers could harm our business, results of operation and financial condition.

A significant portion of our income is derived from our international sales of Basmati rice, which may be dependent upon the economies and the governments of the key countries to which we sell and the policies passed by the Indian government, and any unfavorable change in such economies, governments or policies may harm our business.

We sell Basmati rice to customers in over 40 countries worldwide and significant portions of our international sales are to Asia Pacific, EMEA and North America. We plan to expand our international operations into additional countries in the near future. For fiscal 2010, 2011 and 2012, our international revenue accounted for 53.4%, 61.9% and 66.0% of our total revenue, respectively. If there is an economic slowdown or other factors that affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders significantly, which may in turn lower the demand for our products and harm our revenue and profitability. Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. For instance, a change in EU standards on the level of isoprothiolane content in Basmati rice in September 2008 have led to a significant overall decrease in sales of Basmati rice to the EU, which standards are expected to revert back to the formerly lower standard in November 2012.

In addition, any change in government policies and regulations, including any ban imposed on a particular variety of rice by the respective governments, or any duties, pre-conditions or ban imposed by countries to which our products are sold, might harm our international sales. The loss of any significant international rice market because of such events or conditions could harm our business, results of operations and financial condition. Our international sales are also exposed to certain political and economic and other related risks inherent to exporting products, including exposure to potentially unfavorable changes in tax or other laws, or a reduction in import subsidies, partial or total expropriation, and the risks of war, terrorism and other civil disturbances in our international markets for which we presently do not carry any adequate insurance coverage.

We may also be subject to certain sanctions imposed on, or reductions in import subsidies by the countries or regions where our international customers are located. Further, we provide credit to our customers in connection with most of our international sales of Basmati rice, so if any sanctions are imposed on the countries to which we sell, our collection of international receivables may be significantly delayed. Import subsidies may be removed by, and international sanctions may be imposed on, any Basmati importing countries in the future, and we may have reduced sales or not be able to collect from all sales made there on a credit basis, which could harm our business, results of operations and financial condition.

Water or power shortage or other utility supply issues in India could disrupt our processing and significantly harm our business, financial position and results of operations.

Our processing requires a continual supply of utilities such as water and electricity.  Our processing facility, and most of our storage and distribution facilities are located in India, and the Indian authorities may ration the supply of utilities.  Interruptions of water or electricity supply could result in temporary shutdowns of our storage, processing, packaging and distribution facilities. Any major suspension or termination of water or electricity or other unexpected service interruptions could significantly harm our business, financial condition and results of operations.

Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs and the risk of potential claims and regulatory actions.

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition.  To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements.  Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk.  If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition.  In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damages to human health.

Our suppliers’ business is susceptible to potential climate change globally and in India.

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements.  Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation.  Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production.  Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines.  While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming.  Even a high level of farm-level adaptation by our suppliers may not entirely mitigate such negative effects.  All of our paddy and raw materials for our other products are grown in tropical and subtropical areas.  As a result, all of our suppliers’ production is particularly susceptible to climate change in these areas.  Rapid and severe climate changes may decrease our suppliers’ crop production, which may significantly harm our business, results of operations and financial condition.

Our insurance policies may not protect us against all potential losses, which could harm our business and results of operations.

Operating our business involves many risks, which, if not adequately insured, could harm our business and results of operations.  We believe that the extent of our insurance coverage is consistent with industry practice.  Our insurance policies include coverage for risks relating to personal accident, burglary, medical payments and marine cargo, including transit cover covering certain employees, office premises and consignments of rice. In addition, we have fire and allied perils insurance coverage for our milling facility and warehouses.  However, any claim under the insurance policies maintained by us may not be honored fully, in part, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses that we may incur.  For instance, a majority of our inventory consists of paddy and rice.  In the event our inventory is not appropriately stored or is affected by fires or natural disasters such as floods, storms or earthquakes, our inventory may be damaged or destroyed, which would harm our results of operations. In addition, if we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses.  Even if we decide to obtain insurance for these risks, insurance coverage may not be available at commercially acceptable premiums, or at all.

We are exposed to foreign currency exchange rate fluctuations and exchange control risks, which may harm our results of operations.

Our operating expenses are denominated primarily in Indian Rupees, however, 53.4%, 61.9% and 66.0% of our total revenue for fiscal 2010, 2011 and 2012 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros and UAE Dirham, due to our international sales.  In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Foreign Exchange Fluctuations”. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our other results of operations.  The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Any amounts we spend in order to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We are subject to a variety of federal, state, and local environmental laws and regulations in India and in the other locations in which we operate.  Although we have implemented safety procedures to comply with these laws and regulations, we cannot be sure that our safety measures are compliant or capable of eliminating the risk of accidental injury or contamination from the use, generation, manufacture, or disposal of our products.  In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes. Environmental proceedings have been initiated against us before the District Court, Gurgaon, India alleging our failure to make proper arrangements for the disposal of ash and straw byproducts of our rice processing operations and causing air and noise pollution. While we have taken corrective measures and have since obtained renewal of approvals under the Indian Air (Prevention and Control of Pollution) Act, 1981 and the Indian Water Act (Prevention and Control of Pollution) Act, 1974, similar allegations or legal proceedings may be initiated against us in the future in relation to non-compliance with applicable environmental laws. The current approvals are valid until March 31, 2013, and typically need to be renewed on an annual basis.

Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets.  We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities, and the scope and nature of these regulations will likely be different from country to country.  Environmental laws could become more stringent over time, requiring us to change our operations, or imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business.  The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could significantly harm our financial condition or operating results.

In the ordinary course of business, we may become subject to lawsuits or indemnity claims, including those related to product contamination and product liability, which could significantly harm our business and results of operations.

From time to time, we may, in the ordinary course of business, be named as a defendant in lawsuits, claims and other legal proceedings.  For example, we are currently involved in legal proceedings before the High Court of Delhi regarding a prohibition placed on us by the Department of Commerce, Ministry of Commerce and Industry of the Government of India.  See “Business—Legal Proceedings.”  These actions may seek, among other things, compensation for alleged personal injury, worker’s compensation, employment discrimination, breach of contract, infringement of the intellectual property rights of others, or civil penalties and other losses of injunctive or declaratory relief.  In the event that such actions or indemnities are ultimately resolved unfavorably for amounts exceeding our accrued liability, or are otherwise significant, the outcome could harm our reputation, business and results of operations.  In addition, payments of significant amounts, even if reserved, could harm our liquidity.

In addition, the distribution and sale of our products involve an inherent risk of product liability claims and product recalls if our products become adulterated or misbranded, as well as any associated adverse publicity. Our products may contain undetected impurities or toxins that are not discovered until after the products have been consumed by customers. For instance, our products are subject to tampering and to contamination risks, such as mold, bacteria, insects and other pests. This could result in claims from our customers or others, or in a significant product recall, which could damage our business and reputation and involve significant costs to correct. In addition, contracts with our customers can be cancelled or products refunded as a result of these events.  We may also be sued for defects resulting from errors of our commercial partners or unrelated third parties, and any product liability claim brought against us, regardless of its merit, or product recall could result in material expense, divert management’s attention, and harm our business, reputation and consumer confidence in our products.

Adverse conditions in the global economy and disruption of financial markets may prevent the successful development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

As a global company, we are subject to the risks arising from adverse changes in global economic and market conditions.  The worldwide economy has been experiencing significant economic turbulence, and global credit and capital markets have experienced substantial volatility and disruption.  These adverse conditions and general concerns about the fundamental soundness of Indian and international economies could limit our existing and potential partners’ and suppliers’ ability or willingness to invest in new technologies or capital.  Moreover, these economic and market conditions could negatively impact our current and prospective customers’ ability or desire to purchase and pay for our products, or negatively impact our operating costs or the prices for our products.  Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective.  Significant government investment and allocation of resources to assist the economic recovery of various sectors which do not include the food industry may reduce the resources available for government grants and related funding that could assist our expansion plans or otherwise benefit us.  Any one of these events, and continuation or further deterioration of these financial and macroeconomic conditions, could prevent the successful and timely development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

We rely on certifications by industry standards-setting bodies.

Certifications are not compulsory in the rice industry.  However, some of our customers require us to have one or more internationally-recognized certifications.  We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and a HACCP (Hazard Analysis & Critical Control Points) accreditation. In addition, we have received certifications from BRC Global Standards, the U.S. Food and Drug Administration, SGS Group and are Kosher certified and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India. We incur significant costs and expenses, including any necessary upgrades to our manufacturing facilities, associated with maintaining these certifications. If we fail to maintain any of our certifications, our business may be harmed because our customers that require them may stop purchasing some or all of our products.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore it may not be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting food companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2012, 34.0% of our revenue was derived from sales in India. In addition, the CIA World Factbook estimates that consumer inflation in India was 12.0% in 2010 and 6.8% in 2011. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly over the past few years, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our financial condition and results of operations.

India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions.  If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.  If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of March 31, 2012, we employed 226 persons to perform a variety of functions in our daily operations. The low cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them.  Our employee costs amounted to $1.9 million, $2.4 million and $2.8 million in fiscal 2010, 2011 and 2012, respectively.  Any increase in employee costs may harm our operating results and financial condition.

We rely upon independent third party transportation providers for substantially all shipments through our supply chain and are subject to increased shipping costs as well as the potential inability of our third party transportation providers to deliver on a timely basis.

We currently rely upon a network of independent third party transportation providers for substantially all of our shipments of paddy and rice to storage, processing, packaging and distribution facilities, and from distribution facilities to market, and these shipments are primarily made by trucks.  Our use of these delivery services for our shipments is subject to many risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact our shippers’ ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could delay deliveries, and we would incur costs and expend resources in connection with such change.  Moreover, we may not be able to obtain terms as favorable as those received from our current independent third party transportation providers which in turn would increase our costs.

Improper storage, processing and handling of our paddy or rice may cause damage to our inventories and, as a result, harm our business and results of operations.

We typically store paddy in covered warehouses, or in bags placed on raised platforms, or plinths, out in the open, and processed rice in covered warehouses.  In the event our paddy is not appropriately stored, handled and processed, spoilage may reduce the quality of the paddy and the resulting processed rice.  Even if paddy is appropriately stored in plinths out in the open, above-average rains may still harm the quality and value of paddy stored in this manner.  In addition, the occurrence of any mistakes or leakage in the rice storage process may harm the yield, quality and value of our rice, leading to lower revenue.

Stringent labor laws may harm our ability to have flexible human resource policies and labor union problems could negatively affect our processing capacity and overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs.  These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize.  We may also experience labor unrest in the future, which may delay or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. For instance, in May 2005, certain workers at our processing facility declared a strike to demand higher wages and enhanced labor policies, and to protest certain workforce reductions. The strike was called off in 2006, but certain of such workers’ claims are currently pending adjudication before the Gurgaon Labour Court and the outcome of such adjudication may not be favorable to us.  We also depend on third party contract labor. It is possible under Indian law that we may be held responsible for wage payments to these laborers if their contractors default on payment. We may be held liable for any non-payment by contractors and any such order or direction from a court or any other regulatory authority may harm our business and results of our operations.

Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may significantly harm our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years.  These regulations and restrictions may apply to acquisitions by us or our affiliates, including Amira Mauritius and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Amira India.  Further, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned and controlled by foreign entities and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners.  These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may significantly harm our ability to make investments in India, including through Amira Mauritius. We may not be able to obtain the required approvals for future acquisitions or investments in India on satisfactory terms or at all.

Terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may significantly harm the Indian markets and the worldwide financial markets.  The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally cause significant harm to our business, results of operations and financial condition. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could decrease the price of our ordinary shares.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a substantial part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

We are a holding company and are dependent on dividends and other distributions from our subsidiaries, particularly Amira India, which we will not wholly own following the consummation of this offering.

We are a holding company with no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders. Investors’ ownership of us following completion of this offering will represent a smaller corresponding indirect ownership interest of Amira India. Our ability and decision to pay dividends to our shareholders will depend on, among other things, the availability of dividends from Amira India. However, under the terms of Amira India’s current loans, it will be required to obtain the consent of certain lenders prior to declaring and paying dividends and its current loan facilities preclude it from paying cash dividends in the event it is in default of its repayment obligations. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its board of directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors.

Under Indian law, shares of a company belonging to the same class must receive equal dividend treatment. For more information, see “Dividend Policy.”  Upon completion of this offering, we will not own 100% of Amira India and therefore any dividend payment made by Amira India to us will also involve a payment to the other shareholders of Amira India, including Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates.  Although we believe that ANFI will have sufficient funds upon completion of this offering to fund its expenses for the foreseeable future, it may not be practicable for us to use dividends from Amira India to provide ANFI with funds for its expenses.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012.  For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB,  requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company for up to five years from the end of our current fiscal year, although, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any January 31 before the end of that five-year period, we would cease to be an emerging growth company as of the following July 31. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.  Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Upon the completion of this offering, we will report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the United States Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, in the fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

As a foreign private issuer and a controlled company, we are permitted to take advantage of certain exemptions to the corporate governance requirements of the New York Stock Exchange.  This may afford less protection to holders of our ordinary shares.

We intend to apply to list our ordinary shares on the New York Stock Exchange. As a foreign private issuer, we may elect to follow certain home country corporate governance practices in lieu of certain New York Stock Exchange requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. A foreign private issuer must disclose in its annual reports filed with the SEC each significant New York Stock Exchange requirement with which it does not comply followed by a description of its applicable home country practice.

In addition, we are, and will continue to be after the completion of this offering, a controlled company, or a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As a controlled company, we are exempt from complying with certain corporate governance requirements of the New York Stock Exchange. A foreign private issuer is required to disclose in its annual report that it is a controlled company and the basis for that determination.

As a company incorporated in the BVI and listed on the New York Stock Exchange, we intend to meet the New York Stock Exchange’s requirements without making use of the above-mentioned exemptions. However, in the future we may rely on certain exemptions. Such practices may afford less protection to holders of our ordinary shares.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our portion of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our portion of the assets of our 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries after the completion of this offering, we do not anticipate that we will be treated as a PFIC for our current taxable year or in the foreseeable future. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Taxation—U.S. Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

Insiders have substantial control over us, and their combined voting power of our ordinary shares and our Chairman and Chief Executive Officer’s direct and indirect equity interests in Amira India may give rise to conflicts of interest with our public shareholders.

After giving effect to the ordinary shares being offered in this offering, Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, will directly or indirectly hold approximately          % of our outstanding ordinary shares.  Accordingly, these shareholders will be able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our board of directors (which will allow them day-to-day control of our management and affairs), amendments to our organizational documents, our winding up and dissolution, and other significant corporate transactions.  Specifically, they will be able to approve any sale of more than fifty percent in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the BVI, or our voluntary liquidation.  As a result, they can cause, delay or prevent a change of control of, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders an opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

In addition, immediately upon the completion of this offering and the application of its net proceeds, Mr. Chanana and certain of his affiliates, including various companies controlled by him and direct members of his family, will also hold a significant minority equity interest in Amira India, through which we conduct almost all our operations.  These shareholders may have conflicting interests with our public shareholders.  For example, if Amira India indirectly makes distributions to us, Mr. Chanana and these affiliates will also be entitled to receive distributions pro rata in accordance with their percentage ownership in Amira India, and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders.  In addition, the structuring of future transactions may take into consideration tax or other ramifications to Mr. Chanana and these affiliates even where no similar ramifications would accrue to us or our public shareholders.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As a public company, we will have significant additional requirements for enhanced financial reporting and internal controls.  We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting starting with our annual report on Form 20-F for the year ending March 31, 2014. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company or if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting.  We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth.  If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Lack of experience as officers of publicly-traded companies of our management team may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act.  We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures.  If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act will require us to obtain in connection with the first annual report we publicly file after the earlier of the fifth anniversary of this offering or our determination that we no longer qualify as an “emerging growth company” under the JOBS Act.

We may be unable to adequately protect or continue to use our intellectual property. Failure to protect such intellectual property may harm our business.

The success of our business, in part, depends on our continued ability to use the “Amira” name and other intellectual property in order to increase awareness of the “Amira” name. We attempt to protect these intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the “Amira” name and other intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We also distribute our Amira branded products in some countries in which there is no trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our Amira branded products or certain portions or applications of our Amira branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Amira name could decrease, which could harm our business and results of operations.

For example, in August 2011, the Department of Economic Development, Dubai (“DED”), imposed a fine and prohibition on a distributor/retailer of our “Amira” branded products in Dubai, on the basis of a complaint made by Arab & India Spices LLC, which alleged that our “Amira” branded products infringed an existing trademark “Ameera” registered in the name of Arab & India Spices LLC in the UAE. In order to amicably resolve this issue, Amira India and Arab & India Spices LLC commenced negotiations for settlement in August 2011, and Arab & India Spices LLC issued a letter to the DED, informing them of the settlement negotiations and requesting that legal proceedings instituted by the DED in this regard be withdrawn. While the negotiations are still ongoing, we may not be able to reach a final settlement with Arab & India Spices LLC, which could impair our ability to sell our “Amira” branded products in the UAE.

We have also initiated legal proceedings against certain parties for infringement of our intellectual property rights. For instance, Amira India has filed multiple legal proceedings before various courts and forums in India against a number of third parties for infringement of the trademarks “Amira” and “Guru.” Through these legal proceedings, Amira India has sought injunctive relief, and in some cases rectification of the register of trademarks, to restrain the third parties from using any mark or label that is identical or deceptively similar to Amira India’s registered trademarks.

In the future, additional litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could harm our business and results of operations.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, particularly after we no longer qualify as an “emerging growth company.” In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to this Offering

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the BVI. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers, and some of the experts named in this prospectus, reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by BVI and Indian courts to be penal in nature and therefore unenforceable in both the BVI and India. Further, no claim may be brought in the BVI or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under BVI or Indian law and do not have force of law in the BVI or India.

However, a BVI or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under BVI or Indian law. Moreover, it is unlikely that a court in the BVI or India would award damages on the same basis as a foreign court if an action were brought in the BVI or India or that a BVI or Indian court would enforce foreign judgments if it viewed the judgment as inconsistent with BVI or Indian practice or public policy.

The courts of the BVI or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in the BVI or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and the BVI providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which BVI or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in the BVI or Indian courts if contrary to public policy in the BVI or India (as the case may be). Because judgments of United States courts are not automatically enforceable in the BVI or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this prospectus based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments. For more information, see “Enforceability of Civil Liabilities.”

The price of our ordinary shares will fluctuate and you may not be able to sell your ordinary shares at or above the initial public offering price.

Before this initial public offering, there was no public market for our ordinary shares.  An active public market for our ordinary shares may not develop, and the market price of our ordinary shares may decline below the initial public offering price.  The initial public offering price of our ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market following this offering.  You may not be able to resell your ordinary shares at a price that is attractive to you. In addition, the market price of our ordinary shares could fluctuate significantly after this offering. In recent years, the stock market has experienced significant volatility. These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from other business concerns.

You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

The initial public offering price per ordinary share is substantially higher than the net tangible book value per ordinary share prior to this offering.  Accordingly, if you purchase our ordinary shares in this offering, you will incur immediate dilution of approximately $             in the net tangible book value per ordinary share from the price you pay for our ordinary shares, representing the difference between (1) the assumed initial public offering price of $              per ordinary share (the mid-point of the estimated offering price range set forth in the front cover of this prospectus) and (2) the pro forma net tangible book value per ordinary share of $              at March 31, 2012 after giving effect to this offering.  For more information, see “Dilution.”

We may not pay any cash dividends on our ordinary shares.

We have not paid dividends on any of our ordinary shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares are likely to be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the price of our ordinary shares increases.

In addition, our ability and decisions whether to pay dividends in the future will depend on our earnings, financial condition and capital requirements. Dividends distributed by us will attract dividend distribution tax at rates applicable from time to time. We may not generate sufficient income to cover our operating expenses and pay dividends to our shareholders, or at all. Since we will conduct substantially all our operations through Amira India, our ability to pay dividends may depend on the availability of dividends from Amira India, and its credit facilities preclude it from paying cash dividends without the consent of certain lenders. A portion of any dividend paid by Amira India will not go to us but rather to Mr. Karan A. Chanana and his affiliates. Our ability to pay dividends also could be restricted under financing arrangements that we may enter into in the future and we may be required to obtain the approval of lenders in the event we are in default of our repayment obligations. We may be unable to pay dividends in the near or medium term, and our future dividend policy will depend on our capital requirements, financing arrangements, results of operations and financial condition.

Future issuances of our ordinary or preferred shares may cause a dilution in your shareholding and restrictions agreed to as part of debt financing arrangements may place restrictions on our operations.

We may be required to raise additional funding to meet our working capital, capital expenditure requirements for our planned long term capital needs, or to fund future acquisitions.  If such funding is raised through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders.  Our memorandum and articles of association authorizes the issuance of        ordinary shares and        preferred shares without the need for shareholder approval. We may issue a substantial number of additional ordinary shares, which may significantly dilute the equity interests of investors in this offering who will not have pre-emptive rights with respect to such an issuance, subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares, or harm prevailing market prices for our ordinary shares.

Alternatively, if such funding requirements are met by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•                  limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•                  increase our vulnerability to general adverse economic and industry conditions;

•                  limit our ability to pursue our business strategies;

•                  require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and

•                  limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Future sales of shares by existing shareholders could cause our stock price to decline.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ordinary shares could decline significantly and could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these ordinary shares or the availability of these ordinary shares for sale will have on the market price of our ordinary shares. Based on              ordinary shares outstanding as of                     , 2012, upon the completion of this offering, we will have outstanding             ordinary shares. Of these shares, ordinary shares, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Our officers, directors and principal shareholders have executed lock-up agreements preventing them from selling any ordinary shares held by them prior to this offering that they hold for a period of 180 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section titled “Underwriting.” UBS Securities LLC and Deutsche Bank Securities Inc. may, in their sole discretion, permit our officers, directors and current shareholders to sell shares prior to the expiration of these lock-up agreements.

After the lock-up agreements pertaining to this offering expire, an additional              shares will be eligible for sale in the public market in accordance with and subject to the limitation on sales by affiliates as provided in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition,              shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If our existing shareholders sell substantial amounts of our ordinary shares in the public market, or if the public perceives that such sales could occur, this could significantly harm the market price of our ordinary shares, even if there is no relationship between such sales and the performance of our business.

Certain types of class or derivative actions generally available under U.S. law may not be available as a result of the fact that we are incorporated in the BVI. As a result, the rights of shareholders may be limited.

BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature.

Our right to issue preferred shares could make a third party acquisition of us difficult.

Our memorandum and articles of association permits our board of directors to issue preferred shares in one or more series and designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion and without shareholder approval. If issued, the rights, preferences, designations and limitations of the preferred shares could operate to the disadvantage of the outstanding ordinary shares and the holders of the ordinary would not have any pre-emption rights with respect to such issuance. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers.

If securities or industry research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, our stock price and trading volume could decline.

The trading market for our ordinary shares will rely in part on the research and reports that securities and industry research analysts publish about us, our industry and our business. We do not have any control over these analysts. Our stock price and trading volumes could decline if one or more securities or industry analysts downgrade our ordinary shares, issue unfavorable commentary about us, our industry or our business, cease to cover our company or fail to regularly publish reports about us, our industry or our business.

You may be subject to Indian taxes on income arising through the sale of our ordinary shares.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The amendments do not currently define the term “substantially.” Further, the Finance Minister of India has recently clarified that these amendments would not override the provisions of the Double Taxation Avoidance Agreements, or DTAA’s,  and that the amendments would impact only those cases where the transaction has been routed through low tax or no tax countries with which India does not have a DTAA. Therefore, we believe these amendments will likely not impact the tax residents of countries with which India has entered into DTAA’s, such as the United States of America, United Kingdom and Canada, although they remain subject to further clarification from Indian regulatory and tax authorities. For additional information, see “Taxation—Indian Taxation.”

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of our shareholders and the responsibilities of our directors and officers under BVI law are different from those applicable to a corporation incorporated in the U.S. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the U.S., and the BVI law and regulations regarding corporate governance matters may not be as protective of minority shareholders as state corporation laws in the U.S. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the U.S.

There are no pre-emptive rights in favor of holders of ordinary shares so you may not be able to participate in future equity offerings.

There are no pre-emptive rights applicable under our memorandum and articles of association or BVI law in favor of existing shareholders in respect of further issues of shares. Consequently you may not be entitled to participate in any such future offerings of shares.

We are not subject to the supervision of the Financial Services Commission of the BVI. As a result, our shareholders are not protected by any regulatory inspections in the BVI.

We are not an entity subject to any regulatory supervision in the BVI by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the BVI and we are generally not required to observe any restrictions in respect of our conduct under BVI law, except as otherwise disclosed in this prospectus, under the BVI Business Companies Act, 2004, or the BVI Act, or our memorandum and articles of association. There are no approval, filing or registration requirements currently in force in the BVI with respect to this offering.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this prospectus, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this prospectus include, without limitation, statements relating to:

•                  our goals and strategies;

•                  our proposed expansion;

•                  our future business development, results of operations and financial condition;

•                  our ability to protect our intellectual property rights;

•                  projected revenue, profits, earnings and other estimated financial information;

•                  our ability to maintain strong relationships with our customers and suppliers;

•                  our planned use of proceeds; and

•                  governmental policies regarding our industry.

The forward-looking statements included in this prospectus are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under “Risk Factors” and elsewhere in this prospectus, and include, among other things:

•                  we face significant competition from both Indian and international producers of Basmati and other rice and other food products;

•                  we face risks associated with our international business;

•                  we generally do not enter into long term or exclusive supply contracts with our Indian customers or with our distributors;

•                  we rely on our one processing and packaging facility and a limited number of third party processing facilities;

•                  we rely on a few customers for a substantial part of our revenue;

•                  our operations and growth may be affected by weather, disease, pests and overfarming of land;

•                  our operations are highly regulated in the areas of food safety and protection of human health, and we may be subject to compliance costs and potential claims and regulatory actions;

•                  our historical and future sales abroad to certain non-U.S. customers expose us to special risks associated with operating in particular countries;

•                  we may require additional financing in the form of debt or equity to meet our working capital requirements;

•                  we have incurred a substantial amount of debt, and if we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated; and

•                  the Government of India has previously banned the export of certain of our products, and future changes in its regulation of our international sales may harm our business and financial performance.

These risks and uncertainties are not exhaustive. Other sections of this prospectus include additional factors which could significantly harm our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that our proceeds from this offering, net of underwriting discounts and commissions and the estimated offering expenses payable by us (including the consulting fee being paid to our consultant) will be approximately $                 million (or approximately $            million if the underwriters exercise their over-allotment option in full), based on an initial offering price of $             per share, which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A one million share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us by approximately $       million.

We intend to use approximately $       million of the net proceeds to partially fund the development of a new processing facility, approximately $       million of the funds to repay outstanding secured revolving credit facilities, and the remainder for working capital and other general corporate purposes, which may include further expansion of our processing capabilities worldwide as well as the acquisition of businesses and technologies. We have no present understandings, commitments or agreements to further expand our facilities or to acquire any businesses or technologies.

Other than the amounts to be used to partially fund the development of a new processing facility and repay our outstanding secured revolving credit facilities, we have not yet determined the exact amount of the net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the remaining net proceeds from this offering. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Pending their use, we intend to invest our net proceeds from this offering primarily in short term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

Under BVI law, our directors may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of the company’s assets will exceed its liabilities and the company will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

We are a holding company and will have to rely on dividends and other distributions paid to us by our subsidiaries (in particular, Amira India) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders. Our ability and decision to pay dividends to our shareholders will depend on, among other things, the availability of dividends from Amira India. However, under the terms of Amira India’s current credit facilities, it will be required to obtain the consent of certain lenders prior to declaring and paying any dividends and, in the event it is in default of its repayment obligations, it will also be required to obtain the consent of all its lenders prior to declaring and paying dividends. Amira India has never paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its board of directors and approved by its shareholders at their discretion.

Additionally, since we will not own all of Amira India following the consummation of this offering and the use of the proceeds therefrom, we will not receive all of the dividends paid by Amira India.  Rather, we will receive a dividend in proportion to our ownership interest in Amira India, which will be approximately    % following consummation of this offering.  Mr. Karan A. Chanana and his affiliates will receive the balance of any dividend paid by Amira India.

Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors. Under Indian law, shares of a company belonging to the same class must receive equal dividend treatment.

Further, under Indian law, a company is permitted to declare or pay dividends in any year from profits for that year only if it transfers a specified percentage of profits for that year or previous years to the reserves of the company as prescribed by the Indian Companies Act, 1956, as amended, or the Companies Act, and applicable rules thereunder.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

•                  the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

•                  the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and free reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preferred or equity shares is declared; and

•                  the balance of the reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

CAPITALIZATION

The following table sets forth our cash position as well as our capitalization as of March 31, 2012 on:

•                  an actual basis (reflecting the capitalization of Amira India, our predecessor);

•                  on a pro forma basis to reflect the following transactions that will occur substantially contemporaneously with the completion of this offering:

•                  the share subscription by Amira Mauritius with substantially all of the net proceeds of this offering (other than approximately $        million to be retained by ANFI to fund its future operating expenses), resulting in the reverse acquisition of Amira India by ANFI;

•                  the effectiveness of a     -for-     stock split of our ordinary shares; and

•                  the amendment of our memorandum and articles of association.

•                  on a pro forma as adjusted basis to further reflect:

•                  our sale of          ordinary shares in this offering at an assumed initial public offering price of $            per share, which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus; and

•                  the application of the net proceeds therefrom by Amira India following the share subscription described above;

in the case of such pro forma as adjusted basis, as if such transactions had occurred on March 31, 2012.

You should read this table in conjunction with our audited consolidated financial statements and notes thereto included in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

		As of March 31, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	8,368,256
Total liabilities(1)	186,368,368

Share capital (12,979,975 ordinary shares issued and outstanding, actual; ordinary shares issued and outstanding, pro forma; ordinary shares issued and outstanding, as adjusted)	2,546,542
Securities premium	8,757,683
Reserve for available for sale financial assets	(31,712)
Currency translation reserve	(2,419,710)
Actuarial gain/(loss) reserve	12,380
Capital redemption reserve	385,983
Retained earnings	36,433,303
Total equity attributable to shareholders	45,684,469
Total capitalization	232,052,837

(1) Total liabilities includes both non-current liabilities of $12,344,938 and current liabilities of $174,023,430.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) share capital and total capitalization by $           million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A one million share increase (decrease) in the number of shares sold by us in this offering would increase (decrease) share capital and total capitalization by approximately $       million, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

DILUTION

Our pro forma net tangible book value as of March 31, 2012 was approximately $                   million, or approximately $               per ordinary share.  “Pro forma net tangible book value per share” represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of ordinary shares outstanding, after giving retroactive effect to our planned corporate reorganization which will take place upon the closing of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per ordinary share immediately after completion of this offering.  Our pro forma net tangible book value as of March 31, 2012 would have been approximately $           million, or approximately $        per ordinary share, after giving effect to the sale of the          ordinary shares being offered and deducting underwriting discounts and commissions and the estimated offering expenses.

This represents an immediate increase in pro forma net tangible book value of $    per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $    per share to new investors.  The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	$
Pro forma net tangible book value per ordinary share as of March 31, 2012	$
Increase in pro forma net tangible book value per ordinary share attributable to price paid by new investors	$
Pro forma net tangible book value per ordinary share after this offering	$
Dilution in pro forma net tangible book value per ordinary share to new investors in this offering	$

The following table summarizes on a pro forma basis the differences as of March 31, 2012 between the shareholders as of March 31, 2012, at our most recent fiscal year end, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(in thousands, except for percentages	Ordinary shares purchased			Total consideration	Average price per ordinary share
and per share data)	Number	%	$	%	$
Existing shareholders
New investors
Total

If the underwriters’ over-allotment option is exercised in full, the number of ordinary shares held by existing shareholders will be reduced to              % of the total number of ordinary shares to be outstanding after this offering and the number of ordinary shares held by the new investors will be increased to                   ordinary shares or        % of the total number of ordinary shares outstanding after this offering.

A 10% increase in the number of ordinary shares sold would decrease the number of shares held by existing shareholders as a percentage of the total number of ordinary shares outstanding after this offering by         %; the number of ordinary shares held by new investors would increase by               ordinary shares or       % of the total number of ordinary shares outstanding after this offering.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the BVI and our primary operating subsidiary, Amira India, is incorporated in India. The majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against such persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. securities laws.

There is uncertainty as to whether the courts in the BVI would enforce judgments obtained in the United States against us or our directors or executive officers, as well as the experts named herein, based on the civil liability provisions of the securities laws of the United States or allow actions in the BVI against us or our directors or executive officers based only upon the securities laws of the United States. Further, foreign judgments may not be given effect to by a BVI court where it would be contrary to public policy in the BVI or to the extent that they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages. In addition, no claim may be brought in the BVI or India against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI or Indian law and do not have force of law in the BVI or India.

In addition to and irrespective of jurisdictional issues, neither the BVI nor Indian courts will enforce a provision of the U.S. federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by BVI or Indian courts. An award of punitive damages under a U.S. court judgment based upon U.S. federal securities law is likely to be construed by BVI and Indian courts to be penal in nature and therefore unenforceable in both the BVI and India. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under BVI or Indian law or enforceable in a BVI or Indian court, if they are considered to be contrary to BVI or Indian public policy (as the case may be).

Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Procedure Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•                  where the judgment has not been pronounced by a court of competent jurisdiction;

•                  where the judgment has not been given on the merits of the case;

•                  where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•                  where the proceedings in which the judgment was obtained were opposed to natural justice;

•                  where the judgment has been obtained by fraud; or

•                  where the judgment sustains a claim founded on a breach of any law in force in India.

India is not a signatory to the “Convention on the recognition and enforcement of foreign judgments in civil and commercial matters” or any other international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Government of India has declared to be a reciprocating territory, it may be enforced in India as if the judgment had been rendered in India. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil

Procedure Code. If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. Accordingly, a judgment of a court in the United States may be enforced only by filing a fresh suit on the basis of the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy or practice in India.

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, as amended, or FEMA, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian Rupees on the date of judgment and not on the date of payment.

There is no statutory enforcement in the BVI of judgments obtained in the U.S.; however, the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•                  the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•                  is final and for a liquidated sum;

•                  the judgment given by the U.S. court was not in respect of penalties, taxes, fines or revenue obligations of the company;

•                  in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•                  recognition and enforcement of the judgment in the BVI would not be contrary to public policy; and

•                  the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, the BVI court may give effect in the BVI to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following summary consolidated financial information in conjunction with our audited consolidated financial statements and notes thereto beginning on page F-1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 45 in this prospectus.

The following selected consolidated income statements data, other financial data, and statements of financial position data for fiscal 2010, 2011 and 2012 are derived from our audited consolidated income statements and statements of financial position included in this prospectus beginning on page F-1, which reflect the financial data of Amira India, our predecessor. Following the consummation of this offering and the use of proceeds therefrom, we will own               % of Amira India and will consolidate its financial results into ours.  As a result, following the consummation of this offering, the remaining approximately     % of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit for the year attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

We have prepared our audited consolidated financial statements in accordance with IFRS as issued by IASB.  Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year Ended March 31,
	2010	2011	2012
Income Statements Data
Revenue	$201,663,883	$255,011,121	$328,979,799
Other income	1,834,506	2,147,141	637,383
Cost of material	(210,580,278)	(234,707,437)	(270,259,623)
Change in inventory of finished goods	37,612,653	28,688,934	6,667,730
Personnel expenses	(1,925,734)	(2,413,584)	(2,844,454)
Depreciation and amortization	(844,626)	(1,915,934)	(2,089,738)
Freight, forwarding and handling expenses	(5,282,320)	(10,775,383)	(13,990,863)
Other expenses	(7,282,069)	(9,771,151)	(10,568,202)
Finance costs	(12,670,922)	(19,676,559)	(21,786,007)
Finance income	72,770	164,853	303,036
Other financial items	5,392,277	2,607,924	1,032,599
Profit before tax	$7,990,140	$9,359,925	$16,081,660
Income tax expense	(2,767,534)	(2,948,276)	(4,137,422)
Profit for the year(1)	5,222,606	6,411,649	11,944,238

Basic and diluted earnings per share(2)	0.47	0.49	0.92
Pro forma earnings per share(3)	$	$	$

Other Financial Data
EBITDA(4)	$21,505,687	$30,952,419	$39,957,405

		Year Ended March 31, 2012
	Actual	Pro Forma(3)	Pro Forma As Adjusted(5)
Statements of Financial Position Data
Cash and cash equivalents	$8,368,256	$	$
Total current assets	205,591,141
Total assets	232,052,837
Total equity	45,684,469
Total debt	141,755,853
Total liabilities	186,368,368
Total equity and liabilities	232,052,837

(1)  Following the consummation of this offering and the use of proceeds therefrom, we will own    % of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately    % of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit for the year attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

(2)  Basic and diluted earnings per share are calculated using profit for the year attributable to shareholders of Amira India. Following the consummation of this offering, we will consolidate the financial results of Amira India with ANFI, and earnings per share will reflect the profit attributable to shareholders of ANFI, as reflected in the line item “Pro forma earnings per share”.

(3)  Pro forma figures reflect the share subscription by Amira Mauritius with substantially all of the net proceeds of this offering (other than approximately $        million to be retained by ANFI to fund its future operating expenses), resulting in the reverse acquisition of Amira India by ANFI, and the effectiveness of a     -for-     stock split of our ordinary shares, each of which will occur substantially contemporaneously with the completion of this offering.

(4)  The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as profit for the year plus finance costs, income tax expense and depreciation and amortization. For more information, see “Non-IFRS Financial Measure” under “Management’s Discussion and Analysis of Financial Condition.”

(5)  Pro forma as adjusted figures reflect our sale of ordinary shares in this offering and the application of the net proceeds as described under “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and notes thereto included in this prospectus beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand as well as under other third party brands. Our fourth generation leadership has leveraged nearly a century of experience to take the Amira brand global in recent years. We recently launched new lines of Amira branded products such as ready-to-eat snacks to complement our packaged rice offerings and we also sell bulk commodities to large international and regional trading firms.

We sell our products, primarily in emerging markets, through a broad distribution network. We launched our flagship Amira brand in 2008 and now sell our branded products in more than 25 countries. In emerging markets, our customer channels include traditional retail, which we define as small, privately-owned independent stores, typically at a single location, and modern trade retailers, which we define as large supermarkets typically in a mall or on a commercial street and usually part of a chain of stores. Since 2010, we have been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2010 and 2011, Inc. India, a leading Indian business magazine, identified us as one of India’s fastest growing mid-sized companies.

In fiscal 2010, 2011 and 2012, our revenue was $201.7 million, $255.0 million and $329.0 million, respectively, representing a CAGR of 27.7%. In fiscal 2010, 2011 and 2012, our profit for the year was $5.2  million, $6.4 million and $11.9 million, respectively, representing a CAGR of 51.2%. In fiscal 2010, 2011 and 2012, our EBITDA, or profit for the year plus finance costs, income tax expense and depreciation and amortization, was $21.5 million, $31.0 million and $40.0 million, respectively, representing a CAGR of 36.3%. Revenue from sales of our Amira branded and third party branded products contributed 91.9% to our total revenue in fiscal 2012. Revenue from sales to our institutional clients contributed 8.1% to our total revenue in fiscal 2012.

Our Indian business contributed 34.0% of our fiscal 2012 revenue, and revenue from our international operations contributed 66.0% of our total revenue in fiscal 2012. Our Indian business consists primarily of sales under the Amira brand name. We believe that we have a pan-Indian presence and reach our customers through 62 distributors that sell our products to both traditional and modern retailers, as well as foodservice customers. Our international business primarily consists of the sale of Amira branded, third party branded and institutional products in more than 40 countries worldwide. We access these international markets through a combination of regional offices, in-country distribution and global retailer relationships. Our international markets consist primarily of high-growth emerging markets.

As of March 31, 2012, we had 56 employees working exclusively in sales, marketing and distribution. We divide these personnel across different geographic regions in India and the rest of the world. 36 of them are focused on sales and marketing to the Indian market, and 20 of them are focused on sales and marketing internationally. We plan to open additional company-owned distribution centers in 15 major cities in India to target modern trade retailers, which we expect will result in greater market penetration and higher margins. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

We have a strong relationship with a network of large distributors. As of March 31, 2012, we had 62 distributors across India and 23 international distributors. In order to further increase our Indian and international revenue, particularly for our branded products in India, we have recently entered into arrangements with leading retail chains for the distribution of our Amira branded products, including Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total in India, and Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final globally. We sell our third party branded products to many large international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE and SGS International Rice Co. Inc. (Weldon and Goya), who market them under their own brand through their own distribution networks.

Corporate Reorganization

ANFI is a newly incorporated BVI business company, and we currently have no business operations of our own. After the completion of this offering, all our operations will be conducted through Amira India and its subsidiaries, which we will not wholly own but expect to control through our wholly owned subsidiary, Amira Mauritius, upon the closing of the share subscription by Amira Mauritius described below, which will occur substantially contemporaneously with the completion of this offering.

As of the date of this prospectus, 88.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled directly by him and indirectly controlled by him through members of his family. On May 1, 2012, Mr. Chanana, in his individual capacity, entered into an agreement with the holder of the remaining 11.6% of the equity shares of Amira India to purchase such shares. Consummation of the purchase is subject only to Indian regulatory approval. Following such purchase, Mr. Chanana and his affiliates will be the only shareholders of Amira India other than Amira Mauritius. The price per Amira India share that Mr. Chanana will pay was negotiated on arm’s length terms and will be substantially similar to the subscription price paid by Amira Mauritius for the Amira India shares as provided in the subscription agreement described below.  Following consummation of this offering, Mr. Chanana and his affiliates will continue to have a direct minority ownership stake in Amira India.

ANFI wholly owns Amira Mauritius, which will enter into a share subscription agreement with Amira India prior to this offering pursuant to which Amira India will issue and sell to Amira Mauritius a number of its equity shares representing        % of the total number of outstanding equity shares of Amira India, assuming we sell the        ordinary shares offered hereby at an initial public offering price of $        per share, which represents the mid-point of the estimated range set forth on the cover page of this prospectus.  Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, following the completion of the share subscription, Amira Mauritius will not wholly own but will control Amira India. The share subscription by Amira Mauritius will be funded with substantially all of the net proceeds of this offering (other than approximately $        million to be retained by ANFI to fund its future operating expenses) and will occur substantially contemporaneously with the completion of this offering. Amira Mauritius will subscribe for that number of equity shares of Amira India as equals such net proceeds divided by the per share value of such shares, as determined using the discounted free cash flow method in accordance with Reserve Bank of India’s current pricing guidelines for issuance of shares to persons resident outside India, or the RBI Price. This determination will be made at the signing of the subscription agreement. Amira India will use approximately $        million of the funds it receives from the share subscription to fund the development of a new processing facility, approximately $        million of the funds to repay outstanding indebtedness, and the remainder for working capital and other general corporate purposes.

Following a        for        forward split of our ordinary shares effected by a share dividend immediately prior to the consummation of this offering, and the completion of the share subscription by Amira Mauritius, Mr. Chanana will own        % of ANFI, and he and his affiliates will own        % of the equity shares of Amira India directly, giving them an effective economic interest in Amira India of        %  following this offering. The value of Mr. Chanana’s ordinary shares of ANFI will equal the valuation of ANFI upon the consummation of this offering and assuming the subscription for Amira India shares by Amira Mauritius. Such valuation will be determined by negotiation between us and the underwriters as described in “Underwriting — Determination of Offering Price.” In the event we raise less than the amount required to fund a subscription by Amira Mauritius which conveys control over Amira India pursuant to this offering, we will not complete the offering. In the event the underwriters exercise the over-allotment option to purchase up to an additional        shares in this offering, we will use such funds to subscribe for additional Amira India shares in accordance with permissible Indian laws and regulations. As a result, an investor’s ownership in us following the consummation of this offering will represent a smaller corresponding indirect ownership interest of Amira India.

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the board of directors of Amira Mauritius shall be elected by shareholders of Amira Mauritius holding a majority of its equity shares at its general meeting.  ANFI is the sole shareholder of Amira Mauritius, and the board of directors of Amira Mauritius consists of Karan A. Chanana, Marie Chantale Wan Min Kee and Naiken Veerasamy. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India shall be elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Upon the completion of this offering and the concurrent share subscription, a majority of the equity shares of Amira India will be owned by Amira Mauritius and the board of directors of Amira India will consist of Karan A. Chanana, Anita Daing, Anil Gupta, Shyam Poddar and Rahul Sood.

Mr. Chanana and his affiliates that own equity shares of Amira India have also granted the Company and Amira Mauritius a right of first refusal to purchase equity shares of Amira India that any of them propose to transfer to any person, at the same price and on the same terms and conditions as those offered to the proposed transferee, subject to customary exceptions for estate planning purposes.

We will also enter into an exchange agreement contemporaneous with the execution of the share subscription agreement, under which the shareholders of Amira India prior to the Amira Mauritius subscription, or the India Shareholders, will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of their Amira India equity shares for ANFI ordinary shares at the ratio of        for        , or, at our option, cash, on the last day of each fiscal quarter. ANFI, Amira Mauritius and Amira India have agreed that prior to any material change in the aggregate relative assets or liabilities of Amira India and its subsidiaries on the one hand, and ANFI, Amira Mauritius, and any of their subsidiaries on the other, either (i) the India Shareholders must exchange their shares prior to the completion of such material change, or (ii) the exchange ratio will be adjusted by the Board of Directors of ANFI to reflect the change in the relative values of the shares of ANFI and Amira India resulting from such actions.

If we choose to satisfy the exchange in cash, the price per Amira India ordinary share will be equal to the volume weighted average price per share on the exchange upon which ANFI ordinary stock is listed for the 15 trading days preceding the delivery of the put notice, or the exchange price. In addition, upon a change of control (as defined in the exchange agreement), we will have the right to exchange all Amira India equity shares held by the India Shareholders for: (i) ordinary shares of ANFI on a       for        basis, or, at our option, (ii) cash in an amount equal to the exchange price for each such share. Any exchange of shares under the exchange agreement will be subject to receipt of prior approval of Indian regulatory authorities. Further, any acquisition of Amira India’s equity shares by ANFI from the India Shareholders, by exchange or in cash, must comply with applicable pricing guidelines issued by the Reserve Bank of India from time to time, and under current regulations, cannot be at a price lower than the RBI Price.

The diagram below illustrates our corporate structure upon the completion of this offering assuming an initial public offering price of $       per share, which represents the mid-point of the estimated range set forth on the cover page of this prospectus, and Amira Mauritius’ subscription for equity shares representing        % of the total number of outstanding equity shares of Amira India.

An increase (decrease) in the assumed initial public offering price of $    will increase (decrease) Amira Mauritius’ ownership of Amira India by     %, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.  A one million share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) Amira Mauritius’ ownership of Amira India by     %.

Following the consummation of this offering and the use of proceeds therefrom, we will own    % of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately    % of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit for the year attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

Factors Affecting our Results of Operations

Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2010, 2011 and 2012, we derived 80.8%, 61.0% and 69.8% of our revenue from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing. Consumption of Basmati rice in India is estimated to have grown at a CAGR of 25.0% to 1.5 million metric tons in fiscal 2011 from less than 0.5 million metric tons in fiscal 2006, according to CRISIL Research. Indian Basmati rice exports grew at a CAGR of 20.2% by volume between fiscal 2007 and 2011. However, any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2010, 2011 and 2012, our revenue from international sales was $107.6 million, $157.7 million and $217.0 million, respectively, and accounted for 53.4%, 61.9% and 66.0%, respectively, of our revenue in these periods. We sold our products to customers in over 40 countries and significant portions of our international sales were to Asia Pacific, EMEA and North America.

(Amount in$ million)

Region	FY 2010	FY 2011	FY 2012
EMEA	80.2	77.1	165.5
Asia Pacific	26.8	78.4	47.1
North America	0.6	2.2	4.4
Total	107.6	157.7	217.0

We plan to expand our international operations into additional countries in the near future. Our international sales are dependent on general economic conditions in our various international markets and regulatory policies and governmental initiatives of these jurisdictions relating to the import of Basmati rice and our other products from India. Over the last decade, our strong relationships with key customers have led to an increase in the number as well as the size of orders, which resulted in increased revenue from international sales of Basmati rice.

Increasing sales of Amira branded products in India and international markets

Our Amira branded products were formally launched in 2008 and currently consist of several rice varieties and ready-to-eat snacks. We sell our branded products to retailers in India such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total, and to global retailers in 25 international markets - including both emerging and developed markets- such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final, and through the foodservice channel.

In India, we primarily sell Basmati rice and other packaged foods such as ready-to-eat snacks under the Amira brand name. Branded Basmati rice typically produces higher margins compared to non-branded Basmati rice. Sales of our branded products have increased as a percentage of revenue in recent years, and we believe that the expansion of our distribution network and arrangements with large retail chains in India will result in increased Indian revenue from Amira branded products.

Consistent with our historical branded growth strategy, we plan to leverage our success in existing international markets to further penetrate them and enter other international markets with our Amira branded product offerings. From our existing international operations, we have gained a deep understanding of end markets and consumer preferences which helps us to shape our strategy for branded products. We intend to either launch or increase our Amira branded presence in more than 25 additional countries in the next five years.

Cost of capital and working capital cycle

We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Our average combined holding period of processed rice and paddy was 18 months and 11 months for the fiscal years 2011 and 2012, respectively. Hence, we maintain substantial levels of short term indebtedness , primarily in the form of secured revolving credit facilities that are secured primarily by this inventory. As of March 31, 2011 and 2012, we had $161.0 million and $141.8 million of total indebtedness, of which more than 90% had floating rates of interest. Any fluctuations in interest rates may directly affect the interest costs of such loans, and could harm our results of operations. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We plan to reduce our interest expense by using approximately $             million of the net proceeds of this offering to repay our outstanding secured revolving credit facilities.

Capacity expansion

As part of our growth strategy, we intend to significantly expand our rice processing capacities. We plan to use part of the proceeds of this offering to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2012 with the addition of a new milling plant located in Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. We also plan to close down the oldest two of the three milling plants at our existing facility, each of which has a milling and sorting capacity of six metric tons per hour, which will result in our total milling and sorting capacity reaching approximately 60 metric tons per hour by fiscal 2015. Our future expansion plans are expected to require additional capital expenditures. We expect that the increased processing capacity will improve our operational efficiencies and yield and will drive margin expansion.

Procurement and cost of Basmati paddy and aged rice

Our primary raw materials are Basmati paddy and semi-processed rice. Our business and results of operations are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati paddy and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, presented as a percentage of revenue in fiscal 2010, 2011 and 2012, was 85.8%, 80.8% and 80.1%, respectively. Since Basmati paddy crop is grown once a year, we are required to complete most of our annual procurement during the period between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season. We purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

Our ability to procure adequate quantities and good quality Basmati paddy also depends on crop conditions. For example, crop yields of Basmati paddy could decrease due to inadequate or delayed monsoons or heavy rains and high winds. The price of Basmati paddy procured by us depends on the variety of Basmati paddy we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati paddy also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing Indian and international demand, particularly during the paddy harvesting season. In determining the quantity and price of Basmati paddy that we purchase, we rely on the historic demand and supply of particular Basmati varieties; estimates and forecasts of demand based on market information through continuing interaction with significant customers, and expectation of the supply, quantity, quality and price of Basmati paddy based on information from farmers and our procurement agents.

Foreign exchange fluctuations

Our international sales account for a significant percentage of our revenue, and are typically denominated in U.S. dollars, and occasionally in Euros and UAE Dirham. In fiscal 2010, 2011 and 2012, our revenue from international sales was 53.4%, 61.9% and 66.0%, respectively, of our revenue. As of March 31, 2012, foreign currency receivables (net) were $10.2 million.

Since all of our operations are located in India, our operating and other expenditures are denominated principally in Rupees. Depreciation of the Rupee against the U.S. dollar and other foreign currencies could cause our products to be more competitive in international markets compared to our competitors from other countries. Appreciation of the Rupee could also cause our products to be less competitive by raising our prices in terms of such other currencies, or alternatively require us to reduce the Rupee price we charge for international sales, either of which could harm our profitability. Our foreign currency exchange risks arise from the mismatch between the currency of a substantial majority of our revenue and the currency of a substantial portion of our expenses, as well as timing differences between receipts and payments which could result in an increase of any such mismatch. We enter into forward foreign exchange contracts taken against sales contracts to hedge against our foreign exchange rate risks in connection with our international sales. Forward foreign currency exchange contracts outstanding as of March 31, 2011 and March 31, 2012 were $85.3 million and $166.2 million.

Financial Operations Overview

Revenue

We derive our revenue primarily from the sale of Amira branded and third party branded products and bulk commodities to our customers in both Indian and international markets. The revenue is presented net of product returns, if any, made by customers.

Revenue from both our Amira branded products and our third party branded products contributed an aggregate of 85.7%, 83.5% and 91.9% to our revenue in fiscal 2010, 2011 and 2012, respectively. Sales of bulk commodity products to our institutional customers contributed 14.3%, 16.5% and 8.1% of our revenue in fiscal 2010, 2011 and 2012, respectively. We expect to continue benefiting from the significant growth in demand for Basmati and other specialty rice, which we believe will outpace the growth of the overall global rice industry, and the resulting favorable effect on our product mix and resulting margins. Our revenue grew by 29.0% in fiscal 2012 as compared to fiscal 2011, and 26.5% in fiscal 2011 as compared to fiscal 2010. Our top five customers and distributors in fiscal 2010, 2011 and 2012 accounted for 57.7%, 50.5% and 46.6% of our revenue, respectively, in these periods.

International revenue. Our international sales accounted for $107.7 million, $157.7 million and $217.0 million of our total revenue for fiscal 2010, 2011 and 2012, respectively. Almost all of our international revenue is from sales to large distributors and global retailers. Our international revenue in fiscal 2012 was primarily derived from sales to customers in Asia Pacific ($47.1 million), EMEA ($165.5 million) and North America ($4.4 million). We had 23 international distributors as of March 31, 2012.

India revenue. Our Indian sales accounted for $94.0 million, $97.3 million and $112.0 million of revenue for fiscal 2010, 2011 and 2012, respectively. We currently sell Basmati rice in India through a network of distributors who distribute our branded products to traditional retail outlets. In order to increase our Indian revenue, we have recently entered into additional arrangements with leading retail chains for the distribution of our branded products. We had 62 Indian distributors as of March 31, 2012.

Finance income

Finance income primarily consists of interest received on our fixed deposits, dividends on short term investments, and dividends received from short term interest-bearing marketable securities.

Other financial items

Other financial items, which primarily consist of our gain or loss due to foreign exchange fluctuations, or fluctuations in the value of the Rupee, in which we maintain our accounts, and the U.S. dollar, in which a portion of our revenue is denominated or other currencies in which our indebtedness is incurred. Other financial items also include gain or loss on forward contracts settled during the year and mark-to-market gain or loss on open forward contracts as of the reporting date. We expect that income from these items will continue to contribute an insignificant percentage of our revenue in the near future.

Other income

Other income primarily consists of income from export benefit (duty entitlement) in accordance with the Indian customs rules for being an exporter and insurance claims received by us under the various policies taken against the loss of stock of Basmati paddy and rice.

Expenditures

Our expenditures consist of:

•                  cost of material including change in inventory of finished goods,

•                  personnel expenses,

•                  freight, forwarding and handling expenses,

•                  other expenses,

•                  depreciation and amortization expenses, and

•                  finance costs.

Cost of material including change in inventory of finished goods

Cost of material consists of cost of raw materials, i.e. paddy, semi-processed rice and other products, other expenses used in processing our products, certain direct expenses to bring inventory to its present location, and related taxes net of tax credit available, if any. Cost of material also includes cost of finished goods consumed during the period by adjusting for any increase or decrease in our finished goods inventory. In fiscal 2010, 2011 and 2012, cost of material represented 85.8%, 80.8% and 80.1%, respectively, of our revenue in these periods.

The price of Basmati paddy procured by us depends on the variety of Basmati paddy we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati paddy also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing Indian and international demand, particularly during the paddy harvesting season. We also procure aged rice typically after the paddy procurement season is over based on our requirements from time to time, which we then further process, polish, sort and grade before selling it to our customers.

Personnel expenses

Personnel expenses primarily consist of:

•                  wages and salaries of our employees,

•                  defined benefit plans, accrued vacation, severance payments and bonuses,

•                  employee welfare expenses, and

•                  contributions to pension plans.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses primarily consists of ocean freight, inland freight, customs clearing and freight forwarding, material handling and demurrage.

Other expenses

Other expenses are comprised primarily of expenses of our sales and marketing operations and field location administrative costs which include:

•                  Export Credit Guarantee Corporation (“ECGC”) premiums, which we pay in India to insure against payment defaults by buyers of our exported products,

•                  product insurance,

•                  traveling,

•                  rent,

•                  power and fuel expenses,

•                  corporate headquarters expenses related to our executive, general management, finance, accounting and administrative functions,

•                  legal fees, and

•                  other functions.

These costs are based on our volume of business and expenses incurred to support corporate activities and initiatives such as training. We plan to expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company.

Depreciation and amortization

Depreciation consists primarily of depreciation expense recorded on property, plant and machinery, generator and boilers, storage equipment, office furniture, fixtures, electrical panels and fittings, quality control and laboratory equipment and motor vehicles. Amortization expense consists primarily of amortization recorded on intangible assets, such as trademarks.

Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by management. Depreciation is computed using the straight line method of depreciation.

Finance costs

Finance costs consist primarily of interest expense (borrowing cost) accrued on short term and long term loans taken from our lenders to fund working capital, bank charges and other interest paid to artiyas for credit they extended when we purchase paddy.

Results of Operations

Our results of operations for the year for fiscal 2010, 2011 and 2012 were as follows:

	Year Ended March 31,
	2010	2011	2012
Income Statements Data
Revenue	$201,663,883	$255,011,121	$328,979,799
Other income	1,834,506	2,147,141	637,383
Cost of material	(210,580,278)	(234,707,437)	(270,259,623)
Change in inventory of finished goods	37,612,653	28,688,934	6,667,730
Personnel expenses	(1,925,734)	(2,413,584)	(2,844,454)
Depreciation and amortization	(844,626)	(1,915,934)	(2,089,738)
Freight, forwarding and handling expenses	(5,282,320)	(10,775,383)	(13,990,863)
Other expenses	(7,282,069)	(9,771,151)	(10,568,202)
Finance costs	(12,670,922)	(19,676,559)	(21,786,007)
Finance income	72,770	164,853	303,036
Other financial items	5,392,277	2,607,924	1,032,599
Profit before tax	$7,990,140	$9,359,925	$16,081,660
Income tax expense	(2,767,534)	(2,948,276)	(4,137,422)
Profit for the year (after tax)	5,222,606	6,411,649	11,944,238

Comparison of Fiscal Year Ended March 31, 2012 and 2011

Revenue

Revenue for fiscal 2012 was $329.0 million, consisting of revenue from sales of Amira branded and third party branded products contributing 91.9% of total revenue and revenue from sales of bulk commodity products to our institutional customers contributing 8.1% of revenue.

Revenue increased by $74.0 million, or 29.0%, to $329.0 million in fiscal 2012 from $255.0 million in fiscal 2011, primarily due to an increase in prices, and to a lesser extent an increase in volume.  These higher prices are attributable to the higher proportion of our revenue derived from sales of Basmati rice, which commands higher prices than non-Basmati rice.  This revenue growth was driven primarily by sales of third party branded products to our international customers, which increased by $62.9 million, or 53.3%, in fiscal 2012, and by revenue from sales of Amira branded products, which increased by $26.7 million, or 28.0%, in fiscal 2012 as compared to fiscal 2011.

Revenue from sales in India increased by $14.7 million, or 15.1%, to $112.0 million in fiscal 2012 from $97.3 million in fiscal 2011, primarily due to our replacement of smaller distributors with larger distributors that were more successful at selling our products, enabling us to increase revenue growth.

Revenue from international sales increased by $59.3 million, or 37.6%, to $217.0 million in fiscal 2012 from $157.7 million in fiscal 2011, primarily due to a $62.9 million or 53.3% increase in revenue from sales of third party branded products to our international customers.  This was primarily due to an increase in prices from a higher proportion of Basmati sales.

The improvement in our international revenue from sale of both Amira branded and third party branded products is a result of our current strategy of expanding our brand penetration in existing markets and accessing new international markets. A breakdown of our revenue by geographic region is as follows:

(Amount in $ million)

Region	FY 2011	FY 2012
India	97.3	112.0
EMEA	77.1	165.5
Asia Pacific	78.4	47.1
North America	2.2	4.4
Total	255.0	329.0

Other income

Other income was $0.6 million in fiscal 2012 compared to $2.1 million in fiscal 2011. This decrease was primarily on account of certain changes to Indian customs regulations, which led to a significant reduction in the income derived from export benefits.

Finance income

Finance income was $0.3 million in fiscal 2012 compared to $0.2 million in fiscal 2011. This increase was primarily due to higher interest earned on increased fixed deposits and dividends from short term investments.

Other financial items

Other financial items decreased by $1.6 million, or 60.4%, to $1.0 million in fiscal 2012 from $2.6 million in fiscal 2011, mainly due to lower foreign exchange gains in fiscal 2012 compared to fiscal 2011.

Cost of materials, including change in inventory of finished goods

Cost of materials increased by $57.6 million, or 27.9%, to $263.6 million in fiscal 2012 from $206.0 million in fiscal 2011, primarily reflecting the growth in our revenue and a slight increase in raw material prices. As a percentage of revenue, cost of materials remained relatively constant at 80.1% in fiscal 2012 as compared to 80.8% in fiscal 2011.

Personnel expenses

Personnel expenses increased by $0.4 million, or 17.9%, to $2.8 million in fiscal 2012 from $2.4 million in fiscal 2011. This increase was primarily due to annual incremental increases in salaries, wages and allowances, and our hiring of additional professionally qualified employees across functions to support sales growth. As a percentage of revenue, personnel costs were 0.9% in each of fiscal 2012 and 2011.

Depreciation and amortization

Depreciation and amortization increased by $0.2 million, or 9.1%, to $2.1 million in fiscal 2012 from $1.9 million in fiscal 2011.  This increase was primarily due to installation of our new milling plant at our processing facility, which occurred during fiscal 2011, as a result of which we recognized depreciation and amortization costs for only a part of fiscal 2011, while we recognized them throughout all of fiscal 2012.  As a percentage of revenue, depreciation and amortization costs were 0.6% and 0.8% in fiscal 2012 and 2011, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses increased by $3.2 million, or 29.8%, to $14.0 million in fiscal 2012 from $10.8 million in fiscal 2011, primarily reflecting growth in revenue. As a percentage of revenue, freight, forwarding and handling expenses were 4.3% and 4.2% in fiscal 2012 and 2011, respectively, the slight increase was primarily due to our higher international revenue, as compared to fiscal 2011, which generally involves higher freight, forwarding and handling expenses.

Other expenses

Other expenses increased by $0.8 million, or 8.2%, to $10.6 million in fiscal 2012 from $9.8 million in fiscal 2011. This increase is in line with business growth. As a percentage of revenue, other expenses decreased to 3.2% in fiscal 2012 from 3.8% in fiscal 2011. These costs are based on our volume of our business and expenses incurred to support corporate activities and business development initiatives.

Finance costs

Finance costs increased by $2.1 million, or 10.7%, to $21.8 million in fiscal 2012 from $19.7 million in fiscal 2011, primarily due to an increase in interest expense on secured revolving credit facilities taken from our lenders for working capital requirements, which increased by $1.4 million to $13.5 million in fiscal 2012 from $12.1 million in fiscal 2011. The Reserve Bank of India increased repurchase rates five consecutive times during fiscal 2012, which resulted in a 150 basis point increase in the applicable interest rate in fiscal 2012 as compared to fiscal 2011. As a percentage of revenue, finance costs were 6.6% and 7.7% in fiscal 2012 and 2011, respectively.

Profit before tax

Profit before tax increased by $6.7 million, or 71.8%, to $16.1 million in fiscal 2012 from $9.4 million in fiscal 2011. This increase was primarily due to an increase in revenue from both India and international markets. Our key strategy of focusing on high growth markets enabled growth in profits. Profit before tax margins as a percentage of revenue increased to 4.9% in fiscal 2012 from 3.7% in fiscal 2011, primarily due to better price realization and higher volumes along with a decrease in finance costs as a percentage of revenue, which were 6.6% in fiscal 2012 as compared to 7.7% in fiscal 2011.

Income tax expense

Corporate taxes increased by $1.2 million, or 40.3%, to $4.1 million in fiscal 2012 from $2.9 million in fiscal 2011. This was mainly on account of the increase in profit before tax of $6.7 million, or 71.8%, to $16.1 million in fiscal 2012, as compared to $9.4 million in fiscal 2011. However, tax expense as a percentage of profit before tax decreased to 25.7% in fiscal 2012 from 31.5% in fiscal 2011, primarily due to our geographical mix of revenue in lower tax jurisdictions. We recognized our income tax liability of $1.9 million and deferred tax liability of $4.8 million in accordance with our accounting policy on deferred tax for unutilized tax gains as of March 31, 2012.

Profit after tax

Profit after tax increased by $5.5 million, or 86.3%, to $11.9 million in fiscal 2012 from $6.4 million in fiscal 2011. Due to the foregoing reasons, profit after tax as a percentage of revenue increased to 3.6% in fiscal year 2012 from 2.5% in fiscal year 2011.

Following the consummation of this offering and the use of proceeds therefrom, we will own    % of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately    % of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit for the year attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

Comparison of Fiscal Year Ended March 31, 2011 and 2010

Revenue

Revenue for fiscal 2011 was $255.0 million, consisting of sales of Amira branded and third party branded products, with comprised 83.5% of total revenue, and revenue from sales of bulk commodity products to our institutional customers, which comprised 16.5% of total revenue.

Revenue increased by $53.3 million, or 26.5%, to $255.0 million in fiscal 2011 from $201.7 million in fiscal 2010, primarily due to a significant increase in sales volume. This revenue growth was driven primarily by sales of third party branded products to our international customers, which increased by $39.5 million, or 50.5%, to $117.9 million in fiscal 2011 from $78.3 million in fiscal 2010.

Our Indian sales increased by $3.3 million, or 3.5%, to $97.3 million in fiscal 2011 from $94.0 million in fiscal 2010. Fiscal 2011 was a year of consolidation for the Indian portion of our business after three years of substantial growth. We stopped working with some of our small distributors and entered into new agreements with larger distributors in fiscal 2011 that would be more successful at selling our products to position us for higher growth in subsequent years.

Revenue from international sales increased by $50.1 million, or 46.5%, to $157.7 million in fiscal 2011 from $107.6 million in fiscal 2010, primarily due to an increase in revenue of $39.5 million, or 50.5%, from sales of third party branded products to our international customers in fiscal 2011 as compared to fiscal 2010. This increase was primarily due to a substantial increase in sales volume in the Asia-Pacific region in fiscal 2011 compared to fiscal 2010.

The improvement in our international revenue from sales of both Amira branded and third party branded products is a result of our current strategy of expanding our brand penetration in existing markets and accessing new international markets. A breakdown of our revenue by geographic region is as follows:

(Amount in $ million)

Region	FY 2010	FY 2011
India	94.0	97.3
EMEA	80.2	77.1
Asia Pacific	26.8	78.4
North America	0.6	2.2
Total	201.7	255.0

Other income

Other income was $2.1 million in fiscal 2011 compared to $1.8 million in fiscal 2010. The increase in other income in fiscal 2011 was primarily due to an increase in income from export benefits caused by an increase in revenue, which was partly set off by fewer insurance claims awarded in fiscal 2011 as compared to fiscal 2010.

Finance income

Finance income was $0.2 million in fiscal 2011 compared to $0.1 million in fiscal 2010. The increase was primarily due to higher interest earned on increased fixed deposits and dividends from short term investments.

Other financial items

Other financial items decreased $2.8 million, or 51.6%, to $2.6 million in fiscal 2011 from $5.4 million in fiscal 2010, mainly due to lower mark-to-market gains in fiscal 2011 when compared to fiscal 2010.

Cost of materials, including change in inventory of finished goods

Cost of materials increased by $33.1 million, or 19.1%, to $206.0 million in fiscal 2011 from $173.0 million in fiscal 2010, primarily reflecting the growth in our operations as well as a general increase in raw material prices. However, as a percentage of revenue, cost of materials decreased to 80.8% in fiscal 2011 from 85.8% in fiscal 2010, primarily due to processing facility upgrades we made in fiscal 2010 and 2011 and the introduction of a new milling plant at our processing facility in fiscal 2011 with a plant utilization capacity of 12 metric tons per hour, resulting in operating efficiencies and economies of scale.

Personnel expenses

Personnel expenses increased by $0.5 million, or 25.3%, to $2.4 million in fiscal 2011 from $1.9 million in fiscal 2010. This increase was primarily due to an increase in salaries, wages and allowances in relation to existing and new professionally qualified employees. As a percentage of revenue, personnel costs were 0.9% and 1.0% in fiscal 2011 and 2010, respectively.

Depreciation and amortization

Depreciation and amortization expenses increased by $1.1 million, or 126.8%, to $1.9 million in fiscal 2011 from $0.8 million in fiscal 2010. This increase was primarily due to capitalization of a new milling plant at our processing facility. As a percentage of revenue, depreciation costs were 0.8% and 0.4% in fiscal 2011 and 2010, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses increased by $5.5 million, or 104.0%, to $10.8 million in fiscal 2011 from $5.3 million in fiscal 2010. The increase is primarily due to higher freight rates which increased by $2.2 million, or 129.0%, to $3.9 million in fiscal 2011 from $1.7 million in fiscal 2010. The increase in international revenue resulted in transportation of products for longer distances which resulted in higher costs. As a percentage of revenue, freight, forwarding and handling expenses were 4.2% and 2.6% in fiscal 2011 and 2010, respectively.

Other expenses

Other expenses increased by $2.5 million, or 34.2%, to $9.8 million in fiscal 2011 from $7.3 million in fiscal 2010. This increase was primarily due to an increase in the ECGC guarantee premium coupled with an increase in product insurance costs, in line with increased international sales. Power and fuel expenses increased, and rent increased because of new warehouses leased in Dubai and the U.S. As a percentage of revenue, other expenses were 3.8% and 3.6% in fiscal 2011 and 2010, respectively.

Finance costs

Finance costs increased by $7.0 million, or 55.3%, to $19.7 million in fiscal 2011 from $12.7 million in fiscal 2010, primarily due to (i) increased interest expense on secured revolving credit facilities taken from our lenders for working capital requirements, which increased by $3.6 million to $12.1 million in fiscal 2011 from $8.5 million in fiscal 2010, and (ii) interest expense on term loans obtained for the new milling plant at our processing facility. Increasing working capital was in line with higher inventory levels, which supported the acquisition of paddy during harvesting season and allowed us to maintain our usual product quality and pricing while minimizing business risk. More importantly, the Reserve Bank of India increased bank repurchase rates, which is the rate at which the Reserve Bank of India lends money to commercial banks, eight consecutive times during fiscal 2011, which resulted in a 200 basis point increase in the applicable interest rate in fiscal 2011 as compared to fiscal 2010.

As a percentage of revenue, finance costs were 7.7% and 6.3% in fiscal 2011 and 2010, respectively.

Profit before tax

Profit before tax increased by $1.4 million, or 17.1%, to $9.4 million in fiscal 2011 from $8.0 million in fiscal 2010. This increase was primarily due to an increase in revenue as a result of an increase in international revenue to $157.7 million in fiscal 2011 from $107.6 million in fiscal 2010. Our key strategy of focusing on high growth markets enabled growth in profits. However, profit before tax as a percentage of revenue decreased to 3.7% in fiscal year 2011 from 4.0% in fiscal year 2010, primarily due to an increase in finance costs as a percentage of revenue (7.7% in fiscal 2011 as compared to 6.3% in fiscal 2010).

Income tax expense

Corporate taxes increased by $0.2 million, or 6.5%, to $2.9 million in fiscal 2011 from $2.8 million in fiscal 2010.  This was mainly due to higher profit before tax in fiscal 2011 as compared to fiscal 2010, offset by a decrease in tax expense as a percentage of profit before tax to 31.5% in fiscal 2011 from 34.6% in fiscal 2010, primarily as a result of the geographical mix of revenue in lower tax jurisdictions. We recognized deferred tax liability of $4.1 million in accordance with our accounting policy on income tax and deferred tax for unutilized tax gains as of March 31, 2011.

Profit after tax

Due to the foregoing reasons, profit after tax increased by $1.2 million, or 22.8%, to $6.4 million in fiscal 2011 from $5.2 million in fiscal 2010.

Liquidity and Capital Resources

As of March 31, 2012, we had debt in the following amounts:

•                  secured revolving credit facilities, aggregating $104.5 million;

•                  other facilities, aggregating $26.5 million;

•                  related party debt, aggregating $1.2 million;

•                  term loan facilities, aggregating $9.0 million; and

•                  vehicle loans, aggregating $0.6 million.

An aggregate of approximately $16.3 million remains available for drawdown under our existing financing arrangements. Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is in Rupees.

The weighted average interest rates for each of the reporting periods were as follows:

	Interest	March 31, 2010	March 31, 2011	March 31, 2012
Secured revolving credit facilities	Floating Rates of Interest	10.4%	10.6%	12.5%
Other facilities	Floating Rates of Interest	11.4%	10.1%	10.9%
Related party debt	Fixed Rate of Interest	—	11.6%	11.6%
Term loans	Floating Rate of Interest	—	11.5%	12.4%
Vehicle loan	Fixed Rate of Interest	9.7%	9.7%	8.9%

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a director of Amira India).

Our secured revolving credit facilities have been provided to us by a consortium of 10 banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda and Vijaya Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda.

The repayment schedule for our term loans, which were entered into in fiscal 2011, is summarized in the table below:

(Amount in $)
Amount due within	March 31, 2012
1 year	$2,057,475
1-2 years	2,020,389
2-5 years	4,381,166
More than 5 years	630,582
Total	$9,089,612
Less: Unamortized portion of upfront transaction costs	(100,874)
$8,988,738

Under the terms of certain of our loan facilities, Amira India is required to obtain the consent of lenders prior to declaring and paying dividends, and some of its current facilities preclude it from paying cash dividends in the event of default in its repayment obligations. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

•                  incur additional indebtedness,

•                  effect a change in Amira India’s capital structure,

•                  formulate any merger or other similar reorganization such as a scheme of amalgamation,

•                  implement a scheme of expansion, diversification, modernization,

•                  make investments by way of shares/debentures or lend or advance funds to or place deposits with any other company, except in the normal course of business,

•                  create any charge, lien or encumbrance over its assets or any part thereof in favor of any financial institution, bank, company or persons, and

•                  make certain changes in management or ownership.

In fiscal 2010, 2011 and 2012, we spent $5.5 million, $1.8 million and $0.9 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2012, our primary sources of liquidity, aside from our secured revolving credit facilities, were $8.5 million of cash and cash equivalents and short term investments, which deposits are available on demand.

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $37.2 million as of March 31, 2012.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, derivative financial instruments, short term investments and input tax credit receivables. Our prepayments were $7.0 million as of March 31, 2012.

We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short- and long term loans, and the proceeds from this offering will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund the development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

(Amount in $ million)

	Fiscal Year Ended March 31,
	2010	2011	2012
Net cash from/(used in) operating activities	$(37.8)	$1.5	$19.9
Net cash from/(used in) investing activities	(4.9)	(1.2)	(1.0)
Net cash from/(used in) financing activities	41.9	7.4	(15.7)
Net increase/(decrease) in cash and cash equivalents	(0.8)	7.7	3.2
Cash and cash equivalents at beginning of period	1.0	0.5	8.2
Effect of exchange rate fluctuations on cash held	0.2	0.0	(3.0)
Cash and cash equivalents at end of period	0.4	8.2	8.4

Net Cash Generated From/(Used In) Operating Activities

Net cash generated from operating activities increased to $19.9 million in fiscal 2012 from $1.5 million in fiscal 2011. Generally, factors that affect our earnings include, among others, sales price and volume, costs and productivity, which similarly also affect our cash flows provided by (or used by) operations. While management of working capital, including timing of collections and payments, affects operating results only indirectly, its impact on working capital and cash flows provided by operating activities can be significant.

The increase in cash flows provided by operations for the year ended March 31, 2012 was predominantly due to an increase in revenue, which increased our profit before tax to $16 million in fiscal 2012 from $9.4 million in fiscal 2011. Non-cash items like depreciation were higher in fiscal 2012 from fiscal 2011, and adding such items back further increased our cash from operating activities.

Cash flows provided by operating activities increased to $1.5 million in fiscal 2011 from $(37.8) million in fiscal 2010, predominantly due to a significant increase in inventory purchases towards the end of fiscal 2010 in anticipation of the launch in fiscal 2011 of a new milling plant with a capacity of 12 metric tons per hour, resulting in higher working capital in fiscal 2010 compared to fiscal 2011.

Revenue growth in fiscal 2011 increased our profit before tax to $9.4 million from $8.0 million in fiscal 2010, resulting in higher operating cash in fiscal 2011 compared to fiscal 2010. Additionally, non-cash items such as depreciation (due to plant capitalization) and unrealized gains on fair valuation of financial assets were higher in fiscal 2011 than fiscal 2010. Adding such non-cash items back further increased the cash from operating activities in fiscal 2011 compared to 2010.

Net Cash Generated From/(Used In) Investing Activities

In fiscal 2012, cash used in investing activities was $1.0 million. We used $0.9 million to purchase tangible and intangible assets during the year. We also used $0.2 million to purchase short term investments during fiscal 2012. The total cash used during the year was offset by $0.3 million in interest received during fiscal 2012 on short term deposits.

In fiscal 2011, cash used in investing activities was $1.2 million. We invested $1.7 million on property, plant and equipment during the year, most of which was spent on construction of the new milling plant at our processing facility. We also used $0.4 million to purchase short term and long term investments which were mainly comprised of security deposits placed with public sector organizations and term deposits with banks against credit facilities. The total cash used during the year was slightly offset by $0.2 million in interest received during fiscal 2011 on short term deposits.

In fiscal 2010, cash used in investing activities was $4.9 million. We began construction of the new milling plant at our processing facility in fiscal 2010, which contributed to a significant part of the total outflow of $5.2 million on property, plant and equipment. We used $0.4 million to purchase short term investments, and realized $0.6 million from the sale of short term investments.

Net Cash Generated From/(Used In) Financing Activities

In fiscal 2012, we received $3.7 million and $0.2 million from short term and long term debt. This cash position allowed us to repay debt of $2.4 million and pay $17.2 million in interest on total debt of $141.8 million, which resulted in net outflow of $15.7 million from financing activities in fiscal 2012.

In fiscal 2011, we received $11.4 million and $18.3 million from short term and long term debt, part of which has been used to pay $14.5 million interest on total debt of $161.0 million resulting in net outflow of $7.4 million from financing activities in fiscal 2011.

In fiscal 2010, we received a $5.5 million equity investment from Amira Enterprises Limited, an affiliate of Karan Chanana, our Chairman and Chief Executive Officer. We also borrowed $45.6 million under our secured revolving credit facilities to support and supply our new milling plant with additional inventory, as discussed above. We used $9.1 million to pay interest on our secured revolving credit facilities during the year.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2012:

(Amount in $ million)

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Long Term Debt Obligations	9.7	2.3	2.2	4.6	0.6
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	0.3	0.3	—	—	—
Purchase Obligations	—	—	—	—	—
Short Term Debt Obligations	132.1	132.1	—	—	—
Total	142.1	134.7	2.2	4.6	0.6

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2012, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the presentation of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain.

Management bases its estimates on historical experience and other assumptions that it believes are reasonable, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We also have other policies that are considered key accounting policies, such as the policy for revenue recognition, expense recognition. However, these other policies, which are discussed in the notes to our audited consolidated financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our audited consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors. For more information on each of these policies, see “Note 5—Summary of Significant Accounting Policies” in the notes to our audited consolidated financial statements.

Foreign currency translation

Our audited consolidated financial statements are presented in U.S. dollars. Although the functional currency of Amira India, through which we conduct all our operations, is Rupees, we chose the U.S. dollar as our reporting currency because the functional currency of ANFI is the U.S. dollar, and in order to maintain the comparability of our financial results with other market participants. The functional currencies of ANFI, Amira India and our other direct and indirect subsidiaries have been determined on the basis of the primary economic environment in which each of them operates.

A currency other than the functional currency is a foreign currency.  Foreign currency transactions are translated into the functional currency of the respective group entity, using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the date of the statement of financial position. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in consolidated statements of other comprehensive income. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction.

For purposes of our audited consolidated financial statements, all assets, liabilities and transactions of our direct and indirect subsidiaries with a functional currency other than the U.S. dollar (our reporting currency) are translated into U.S. dollars upon consolidation. The functional currency of those subsidiaries has remained unchanged during the reporting periods.

On consolidation, assets and liabilities have been translated into the U.S. dollar at the closing rate at the statement of financial position date. Income and expenses have been translated into our reporting currency at the average rate over the reporting period. Exchange differences are recognized in the “Currency translation reserve” in equity.

Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to us and the revenue can be reliably measured. Revenue is measured at the fair value of consideration received, excluding discounts, rebates, and sales tax or duty. Revenue from sale of goods is recognized when the significant risks and rewards of ownership of goods have passed to the buyer, usually upon delivery of goods.

Inventory

Inventory is valued at the lower of cost and net realizable value.

Raw materials, stores and spares, packaging materials and purchased finished goods

Inventory costs are comprised of purchase price, expenses incurred to bring inventory to its present location and related taxes net of tax credits available, if any.  Cost of closing inventory is determined on a first in first out basis (and includes storage costs and interest as paddy is required to be stored for a substantial period of time for natural ageing process).  Storage costs and borrowing costs incurred to store inventory or borrow money to pay for our inventories are added to the costs of closing inventory.  Storage costs are incurred because we store Basmati paddy for a substantial period of time prior to sale in order to enhance its value.

Manufactured finished goods and work in progress

Inventory costs may also include direct materials and manufacturing expenses incurred to bring inventories to their present location and condition. Cost of closing inventory includes interest as rice is required to be stored for a substantial period of time for the natural ageing process.

Cost of material

Cost of material includes paddy cost, cost of semi-finished rice purchased for further processing and cost of traded goods.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, if any.

An item of property, plant and equipment is no longer recognized upon disposal or when no future economic benefits are expected from its use or disposal. Any resulting gain or loss (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit and loss in the consolidated income statement within “Other Income” in the year the asset is derecognized.

The asset’s residual values, useful lives and methods are reviewed by management, and adjusted if appropriate, at each reporting date. Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by our management. Depreciation is computed using the straight line method of depreciation.

Debt costs

Debt costs primarily comprise interest on our debt. Debt costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other debt costs are expensed in the period in which they are incurred and reported in “Finance costs”.

Provisions, contingent liabilities and contingent assets

Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from us and amounts can be reliably estimated. Timing or the amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that we can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Contingent liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized.

Estimation uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and may be materially different from the estimated results. Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Significant Management Judgments Regarding the Foregoing Financial Statement Elements

Determination of functional currency of individual entities

Following the guidance under IAS 21, the effects of changes in foreign exchange rates, the functional currency of each individual entity is determined to be the currency of the primary economic environment in which the entity operates. We believe that each individual entity’s functional currency reflects the transactions, events and conditions under which the entity conducts its business.

Inventories

We utilize the accounting policy of capitalizing borrowing cost as raw material and finished goods that are stored for a substantial period of time.

IAS 23 Borrowing Cost allows (not mandate) us to apply IAS 23 on inventory produced in a large quantity on a repetitive basis. We believe it is more appropriate to apply IAS 23 to the valuation of paddy and rice inventory that is stored for a substantial period of time for the natural ageing process needed for the desired level of quality.

Estimates

Fair value of financial instruments

Management applies valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This requires management to develop estimates and assumptions based on market inputs, using observable data that market participants would use in pricing the instrument. Where such data is not observable, management uses its best estimate.

Recent Accounting Pronouncements

Summarized in the paragraphs below are standards, interpretations or amendments that will be applicable for our transactions but are not yet effective. These have not been adopted early and accordingly, have not been considered in the preparation of our consolidated financial statements.

Management anticipates we will adopt all of these pronouncements in the first accounting period beginning after the effective date of each of the pronouncements. Based on our current business model and accounting policies, management does not expect material changes to the recognition and measurement principles on our consolidated financial statements when these Standards/Interpretations become effective. Information on the new standards, amendments and interpretations that are expected to be relevant to our consolidated financial statements is provided below.

IFRS 9 Financial Instruments (issued 28 October 2010 and amendments issued thereafter)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety, with the replacement standard to be effective for annual periods beginning January 1, 2015. We have yet to assess the impact of this new standard on our consolidated financial statements. However, we do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards

A package of consolidation standards are effective for annual periods beginning on or after January 1, 2013. Information on these new standards is presented below. These amendments are not expected to have any impact on the entities being consolidated and our method of consolidation. However we have yet to evaluate any additional disclosure requirements that may arise because of these amendments.

•         IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation — Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

•         IFRS 11 Joint Arrangements

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

•   IFRS 12 Disclosure of Interest in Other Entities (IFRS 12) (issued May 12, 2011) (effective from January 1, 2013)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

•            Consequential amendments to IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures

IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement

IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. We have yet to assess the impact of this new standard.

Amendment to IAS 1 Presentation of Financial Statements (issued June 16, 2011)

The IAS 1 Amendments require an entity to group items presented in consolidated statements of other comprehensive income into those that, in accordance with other IFRSs:

(a)   Will not be reclassified subsequently to profit or loss and

(b)   Will be reclassified subsequently to profit or loss when specific conditions are met.

The IAS 1 Amendments are applicable for annual periods beginning on or after July 1, 2012. We expect this will change the current presentation of items in the consolidated statements of other comprehensive income; however, it will not affect the measurement or recognition of such items.

Amendments to IAS 19 Employee Benefits (IAS 19 Amendments)

The IAS 19 Amendments include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:

•                  eliminate the “corridor method”, requiring entities to recognize all gains and losses arising in the reporting period.

•                  streamline the presentation of changes in plan assets and liabilities.

•                  enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013. The Company’s assessment is that the impact of this amendment is not likely to have significant impact.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. Our risk management is coordinated by our board of directors and focuses on securing long term and short term cash flows. We do not engage in trading of financial assets for speculative purposes.

Market Risk Analysis

Market risk is the risk that changes in market prices will have an effect on our income or value of the financial assets and liabilities. We are exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which we are exposed are described below.

Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange receivables, payables and foreign currency loans. A significant portion of our revenue is in the U.S. dollar while a significant portion of our costs are in Rupees.

The exchange rate between the Rupee and the U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Rupee against the U.S. dollar can adversely affect our results of operations. We also have exposure to foreign currency exchange risk from other currencies, such as the Euro, but we consider the impact of any fluctuation in these currencies to be insignificant. Further, Amira C Foods International DMCC, whose functional currency is the U.S. dollar, has significant foreign currency transactions denominated in United Arab Emirates Dirham (AED). There is no risk of change in the same, as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735.

We evaluate exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency.

As of March 31, 2010, 2011 and 2012, every 1% increase or decrease in the exchange rate of the Rupee with the U.S. dollar would have resulted in a $353,210, $852,500, and $1,661,811 increase or decrease in the Company’s profit before tax, respectively.

The below table presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2010, 2011 and 2012:

(Amount in $)

March 31, 2010	U.S. Dollars	Other Currencies
Trade receivables	6,755,915	110,730
Intercompany receivables	5,842,030	—
Cash and cash equivalents	54	—
Loans and borrowings	(13,863,048)	—
Trade payables	(11,715,907)	—
Total	(12,980,956)	110,730

March 31, 2011	U.S. Dollars	Other Currencies
Trade receivables	17,175,049	—
Intercompany receivables	6,268,579	—
Cash and cash equivalents	5,916,499	—
Trade payables	—	—
Total	29,360,127	—

March 31, 2012	U.S. Dollars	Other Currencies
Trade receivables	10,176,419	422
Intercompany receivables	19,466,796	—
Cash and cash equivalents	5,718	12,639
Trade payables	(201,355)	(13,992)
Total	29,447,578	(931)

As of March 31, 2010, 2011 and 2012, every 1% increase or decrease of the respective foreign currencies compared to functional currency of the Company would impact our profit before tax by $128,702, $293,601 and $294,466, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as of each reporting date.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2011 and 2012, we had $161.0 million and $141.8 million of total indebtedness, of which more than 90% had floating rates of interest. The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

In computing the sensitivity analysis, we have assumed a change of 100 basis points in the interest rate. The movement in the interest rate will lead to an increase or decrease in the profit before tax of $1,339,594, $1,545,186 and $1,473,052 in the years ended March 31, 2010, 2011 and 2012, respectively.

The sensitivity analyses provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because our actual exposure to market rates changes as our portfolio of debt changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that we would take. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Price risk sensitivity

We are exposed to price risk in respect of our listed equity securities and investment in mutual funds. These investments are held long term and are designated as available for sale financial assets and therefore do not impact the profit and loss in our audited consolidated income statement. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

Credit Risk Analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to us.

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

(Amount in $)

	March 31,	March 31, 2011		March 31, 2012
	2010	Gross	Impairment	Gross	Impairment
Not past due	26,425,547	45,293,274	19,494	15,749,980	—
Past due less than three months	2,817,850	6,964,316	—	16,779,206	—
Past due more than three months but not more than six months	630,524	361,595	220	1,415,622	—
Past due more than six months but not more than one year	156,269	1,261,797	—	1,096,352	33,472
More than one year	757,112	844,447	83,943	2,245,804	78,079
Total	30,787,302	54,725,429	103,657	37,286,964	111,551

Trade receivables are impaired in full when recoverability is considered doubtful based on estimates made by management. There are no trade receivables that are impaired as of the years ended March 31, 2010, 2011 and 2012. We have considered that all the above financial assets that are not impaired and past due for each March 31, reporting dates under review are of good credit quality.

Receivables from our top five customers amounted to $22.1 million, $37.8 million and $19.7 million, respectively, constituting 59.0%, 74.2% and 79.2% of net trade receivables for the years ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively.

Of these, receivables from the top two customers for the year ended March 31, 2012 were $7.2 million and $6.5 million (March 31, 2011: $10.5 million and $8.1 million, respectively, March 31, 2010: $6.5 million and $6.0 million, respectively), representing 37.0% of the net receivables as at March 31, 2012 (March 31, 2011: 36.5%, March 31, 2010: 50.2%). We consider the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. We consider the credit quality of deposits with such banks to be good, and we review these banking relationships on an ongoing basis. We do not view our pledged term deposits and other current assets as being subject to significant credit risk since those assets are held at banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India.

Security deposits are primarily comprised of deposits made with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

We do not hold any security in respect of the above financial assets.  There are no impairment provisions as at each reporting date against these financial assets. We consider all the above financial assets that are not impaired and past due as at the reporting date under review to be of good credit quality.

Liquidity Risk Analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Our short term liquidity requirements consist mainly of debt, payables to various trade creditors, other current liabilities, and lease obligations received arising during the normal course of business as of each reporting date. We maintain a sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodic basis and manage them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans and accrued salaries.

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

(Amount in $)

	Current		Non- current
March 31, 2010	Within 6 months	6-12 months	1-5 years	More than 5 years
Debt	139,842,284	92,535	100,436	—
Trade payables	41,066,957	—	—	—
Other current liabilities	952,899	—	—	—
Lease obligation	334,776	—	—	—
Total	182,196,916	92,535	100,436	—

(Amount in $)

March 31, 2011	Current		Non- current
	Within 6 months	6-12 months	1-5 years	More than 5 years
Debt	149,176,177	1,754,595	11,603,819	2,125,236
Trade payables	47,669,620	—	—	—
Other current liabilities	1,216,547	—	—	—
Lease obligation	353,540	—	—	—
Total	198,415,884	1,754,595	11,603,819	2,125,236

(Amount in $)

	Current		Non- current
March 31, 2012	Within 6 months	6-12 months	1-5 years	More than 5 years
Debt	133,563,219	1,795,257	8,399,449	661,844
Trade payables	21,302,059	—	—	—
Other current liabilities	10,913,655	—	—	—
Lease obligation	274,457	—	—	—
Total	166,053,390	1,795,257	8,399,449	661,844

The above reflects the gross cash out flows, not discounted at the current values, thereby these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

Non-IFRS Financial Measure

In evaluating our business, we consider and use EBITDA, a non-IFRS measure as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as profit for the year plus finance costs, income tax expense and depreciation and amortization. We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations and as performance evaluation metrics, including as part of assessing and administering our executive and employee incentive compensation programs.

We believe that the use of this non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative finance or interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting one-time transition charges). We also present this non-IFRS measure because we believe this non-IFRS measure is frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. This non-IFRS financial measure has limitations as an analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit (loss) or other consolidated statements of operation data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•                  it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  it does not reflect changes in, or cash requirements for, our working capital needs;

•                  it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•                  it does not reflect income taxes or the cash requirements for any tax payments;

•                  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements;

•                  other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using EBITDA only as a supplemental measure. The following is a reconciliation of profit for the year to EBITDA:

(Amount in $)

	Year Ended March 31,
	2010	2011	2012
Profit for the year (after tax)	5,222,606	6,411,649	11,944,238
Finance costs	(12,670,922)	(19,676,559)	(21,786,007)
Income tax expense	(2,767,534)	(2,948,276)	(4,137,422)
Depreciation and amortization	(844,626)	(1,915,934)	(2,089,738)

EBITDA	21,505,687	30,952,419	39,957,405

INDUSTRY

All dollar amounts in this section have been translated from Indian Rupees to U.S. dollars based on the exchange rate of Rs. 45.5 per $1.00.

According to the IRRI, rice is the largest single use of land for producing food in the world and is the main dietary staple for half the world’s population.  The FAO estimates that rice provides more than one fifth of the calories consumed by humans worldwide. Unlike other staples, rice is gluten-free and so is uniquely beneficial to those with gluten allergies. Rice is a healthy, natural food that is low in fat, cholesterol and sodium and is a good source of vitamins and minerals such as thiamine, niacin, iron, riboflavin, vitamin D, calcium and fiber. Indian rice is not genetically-modified.

Overview of Packaged Rice Industry

Sales of packaged rice in emerging markets are growing faster than in developed nations, according to Euromonitor. According to Euromonitor, between 2011 and 2016, the EMEA, Asia Pacific, Eastern European and Latin American packaged rice markets are expected to increase at a CAGR of 8.6%, 6.6%, 4.2% and 7.6%, respectively. The packaged rice market in North America and Australasia is expected to grow at a respective CAGR of 2.5% and 3.7%, respectively, according to Euromonitor.  We believe the higher growth in emerging markets can primarily be attributed to the shift towards modern retail outlets and convenience shopping, especially in urban locations. We believe the value growth in all of these markets also benefit from consumers increasingly seeking health and wellness products, which command premium pricing. As a result, we and other companies are increasingly offering new rice varieties with fortified multi-grain and organic features, and varieties with other specific healthy and natural functionalities.

Overview of Global Rice Industry

According to the IRRI, rice is the primary staple food consumed in most countries and is the cereal grain with the highest level of human consumption in the world. The global rice market represented approximately $240 billion in value in 2010, according to statistics from FAO, based on benchmark rice export prices for the international rice trade. Propelled by growing consumption demand, world production of rice has more than tripled over the last few decades, from 151 million metric tons of milled rice in 1961 to an estimated 480.1 million metric tons of milled rice in 2011, according to CRISIL Research and the FAO. Rice production is concentrated in Asia, which provided approximately 90% of estimated global production in CY 2011. The top ten producers of rice worldwide in 2011 were China (28.1%), India (21.5%), Indonesia (9.1%), Bangladesh (7.0%), Vietnam (5.9%), Thailand (4.4%), Burma (4.2%), the Philippines (2.4%), Brazil (1.9%) and Japan (1.5%), according to FAO.  Asia is also the largest consumer of rice, and many Asian countries produce enough rice to match their domestic consumption needs. The top ten importers of rice worldwide in 2011 were Indonesia, Nigeria, Bangladesh, China, the Philippines, the European Union, Saudi Arabia, Iraq, Iran, and the Ivory Coast, according to FAO. Consumption growth is largely due to a rising population in Asia and increased consumption patterns in certain non-Asian rice-consuming countries, mostly in the Western Hemisphere and EMEA. Increased consumption of rice in developed markets such as the U.S. and the U.K. can be partly attributed to growing populations of high rice-consuming Hispanic and Asian ethnic groups in these markets, driven both by immigration and higher fertility rates and, to a lesser degree, increased awareness by the general population of the impact of diet on health. Furthermore, we believe consumers of rice in developing countries around the world are increasingly turning from purchasing non-branded rice from traditional retail stores to buying branded, packaged rice products from larger, modern retailers.

According to the IRRI, the world’s annual rough rice production will have to increase markedly over the next thirty years to keep up with population growth and income induced demand for food.  As a result, global rice prices are expected to increase in the future both as a result of rapidly increasing global rice demand and slowing global supply, which is expected to be largely caused by slower than historical yield growth and limited ability to expand growing areas in most producing countries. In recent history, there was an unusual spike in rice prices in 2008, caused by the November 2007 imposition of export curbs in various countries aiming to contain domestic food price inflation, and the sizeable procurement by countries like Bangladesh and the Philippines to compensate for losses caused by floods and reconstitute rice reserves.  Rice prices have since normalized.

Rice Industry in India

The Indian rice industry was valued at approximately $40 billion in wholesale prices in fiscal 2011, with Indian consumption estimated at approximately 91 million metric tons of milled rice in fiscal 2011 and exports at 2.2 million metric tons, based on CRISIL Research. From fiscal 2006 to 2011, the Indian rice industry has grown in value at a CAGR of 10.5%, according to CRISIL Research. Industry sources expect growth to continue in India, with marginal increases in production and continuous growth in demand due to population growth, increasing purchasing power of the Indian population and inflation.

Production Trends

Rice is the largest produced staple in India and, according to CRISIL Research, contributed approximately 39% of total food grain production by volume and 9.5% of overall agricultural exports by value from India in fiscal 2011. Several varieties of rice are cultivated based on their differential response to climatic factors, such as temperature, rainfall, sunlight and fertilizer. India’s rice production has grown to 95.0 million metric tons in fiscal 2011 from 85.0 million metric tons in fiscal 2001, according to CRISIL Research. According to CRISIL Research, this increase is due to the introduction of high yielding rice varieties responsive to higher doses of fertilizers coupled with improvements in farming methods. India’s major rice growing regions include West Bengal, Punjab and Uttar Pradesh, which represented 16.0%, 12.6% and 12.1% of total production in India in fiscal 2010, respectively, based on research by CRISIL Research and data provided by the Government of India.

Consumption Trends

Rice serves as the staple food for approximately 65% of India’s population in fiscal 2011, according to CRISIL Research. The rapid historical population growth in India and increasing income levels has driven the growth in demand for and consumption of rice. The other factors impacting rice consumption have been price trends of competing products, procurement programs of the Government of India and the availability of rice based on monsoon effects on growing patterns.

Export Trends

India is the third largest exporter of rice following Thailand and Vietnam, with an 11.4% share of world exports in 2011, according to FAO estimates. Indian exports of Basmati rice have increased overall by volume at a CAGR of 20.2% since fiscal 2007 to reach 2.2 million metric tons in fiscal 2011, according to CRISIL Research. We believe these increases were due to increasing international demand and insufficient supply to support export growth. Indian exports peaked at 6.3 million metric tons in fiscal 2007 before decreasing to 2.2 million metric tons in fiscal 2011 following the Government of India’s ban on the export of non-Basmati rice beginning in October 2007, which was enacted to ensure the availability of rice domestically. In February 2011, the Government of India began to ease the ban and allowed the export of three specific varieties of non-Basmati rice after imposing quantitative restrictions and a minimum export price. Finally, in September 2011, the Government of India permitted the export of all non-Basmati rice due to surplus production and increasing inventory stock. This, combined with the decline in rice production by leading rice exporting nations such Thailand, Vietnam and Pakistan, is expected to lead to India’s rice exports reaching approximately 5 million metric tons in fiscal 2012, according to CRISIL Research.

Price Trends

Within the Indian wholesale market, the average price of rice has increased at a CAGR of 9.5% since fiscal 2007 to reach an average $434 per metric ton in fiscal 2011, according to CRISIL Research. Meanwhile, export prices for Basmati rice, which commands premium pricing, have increased at the higher CAGR of 15.9% in the same time period to reach $1,064 per metric ton in fiscal 2011. Pricing is affected by other factors including weather, Government of India policies (e.g., changes in minimum support prices and minimum export prices), prices of other staples, seasonal cycles and the demand and supply balance.

Basmati Rice

The Indian Basmati rice industry was valued at approximately $4 billion in wholesale prices in fiscal 2011, according to CRISIL Research. Basmati rice has been grown for centuries exclusively in the foothills of the

Himalayas in certain parts of the Indian sub-continent and is recognized worldwide as a premium variety due to its longer length, pure white color, nut-like flavor and appealing aroma. The word Basmati means the “queen of fragrance” or the “perfumed one.”  As it is cooked, the Basmati grain elongates to 2 to 2.5 times the original size of the grain and attains its characteristic shape and consistency.  Basmati rice is considered to be higher quality when it is aged at least 10 to 14 months, which enhances its length and flavor when cooked.  Its unique taste, aroma, shape and texture have historically elicited premium pricing.

The characteristics of Basmati rice result not only from starting with Basmati paddy strains, but also the soil and climate of the Himalayan foothill regions where it is grown and the manner in which it is processed and aged before sale, much like the qualities of Champagne purportedly come not only from the grapes used to make it, but the soil and climate in the Champagne region of France. Although in fiscal 2011, the Basmati rice industry only contributed 4.7% of the overall Indian rice production by volume, it constituted approximately 10% of the total Indian rice industry by value, according to CRISIL Research. While the overall Indian rice industry grew in value at the rate of 10.5% annually during the period from fiscal 2006 to 2011, consumption of Basmati rice in India grew in volume at a rate of 25.0% during the same period, according to CRISIL Research.

Production Trends in Basmati Rice

Globally, Basmati rice contributes 1.5% of total rice production, of which 65% to 70% is produced in India, according to CRISIL Research. The Indian Basmati rice market was valued at approximately $4 billion in fiscal 2011, of which 45% to 50% relates to Indian consumption and 50% to 55% relates to international sales, according to CRISIL Research. While Basmati rice producers in India have managed to move up the value chain by improving quality and branding, the growth of the industry in Pakistan has been relatively moderate. As a result, India remains the world’s largest Basmati rice supplier.

Indian Consumption Trends in Basmati Rice

The Indian Basmati rice market was valued at approximately $4 billion in fiscal 2011, of which 45% to 50% relates to domestic consumption and 50% to 55% relates to exports, according to CRISIL Research. Consumption of Basmati rice in India is estimated to have grown at a CAGR of 25.0% to 1.5 million metric tons in fiscal 2011 from less than 0.5 million metric tons in fiscal 2006, according to CRISIL Research. The domestic annual consumption of Basmati rice is currently small compared to India’s overall rice consumption of approximately 91 million metric tons in fiscal 2011, according to CRISIL Research. In the Indian market, Basmati is considered a high-value product and is generally only consumed on special occasions. However, with India’s increasing middle-class population, rising purchasing power, the accompanying lifestyle changes and the increasing penetration of modern trade there, the consumption of Basmati rice in India has grown at a rapid pace and is expected to continue to grow 12% to 15% annually over fiscal 2012 to fiscal 2016, according to CRISIL Research.

Basmati Export Trends

Basmati export pricing grew at a 15.9% CAGR to $1,064 per metric ton in fiscal 2011 from $588 per metric ton in fiscal 2007, according to CRISIL Research. Despite the strong growth in prices, international sales of Basmati rice also grew at a CAGR of 20.2% in volume and 39.5% in value between fiscal 2007 and 2011, according to CRISIL Research. The strong growth in India’s exports have been primarily due to increasing demand from traditional and new export markets and the advent of new types of Basmati rice selectively produced for premium characteristics.

In fiscal 2011, approximately 80% of India’s total Basmati rice exports were to the Gulf countries, including Saudi Arabia, the UAE, and Kuwait. Export sales to European and North American countries such as the U.K., Italy, the U.S. and Canada have also increased in recent years and Indian exporters are increasingly seeking to create trade relationships with new markets such as Mexico and China. However, the share of total Basmati rice exports to these potential markets are expected to remain small over the next five years, compared with exports to traditional export markets such as EMEA, which are expected to remain steady due to such countries’ proximity to India and high overall demand. Competition from Pakistan, the only other Basmati rice producer, is expected to remain moderate as Pakistan has less land to cultivate paddy. Therefore, we believe that Indian Basmati rice exports will continue to grow faster than Pakistani rice exports over the next four to five years.

BUSINESS

Overview

We are a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand as well as under other third party brands. Our fourth generation leadership has leveraged nearly a century of experience to take the Amira brand global in recent years. We recently launched new lines of Amira branded products such as ready-to-eat snacks to complement our packaged rice offerings and we also sell bulk commodities to large international and regional trading firms.

We sell our products, primarily in emerging markets, through a broad distribution network.  We launched our flagship Amira brand in 2008 and now sell our branded products in more than 25 countries. In emerging markets, our customer channels include traditional retail, which we define as small, privately-owned independent stores, typically at a single location, and modern trade retailers, which we define as large supermarkets typically in a mall or on a commercial street and usually part of a chain of stores. We sell our Amira branded products to Indian retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total. We also sell in both emerging and developed markets to global retailers such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final, and through the foodservice channel. Since 2010, we have been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2010 and 2011, Inc. India, a leading Indian business magazine, identified us as one of India’s fastest growing mid-sized companies.

The global rice market represented approximately $240 billion in value in 2010, according to statistics from FAO, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $40 billion in wholesale prices in fiscal 2011, within which the Indian Basmati rice segment is large and growing and was valued at approximately $4 billion in the same year, according to CRISIL Research. Volume sales of Basmati rice in India have increased at a 25.0% CAGR between fiscal 2006 and 2011, while Indian Basmati rice exports increased at a 20.2% CAGR between fiscal 2007 and 2011. International sales of Indian Basmati rice have also benefited from favorable pricing trends and have grown at a 39.5% CAGR in value sales between fiscal 2007 and 2011. We expect to continue to benefit from this significant growth in global demand for Basmati and other specialty rice, which we believe will outpace the growth of the overall rice industry.

The growth of the Amira brand is the foundation of our strategy for expansion within our markets and the brand has gained significant traction with customers in markets where we sell our products as a trusted standard of premium quality. At the end of 2011, Planman Marcom, an Indian marketing and communications company, identified the Amira brand as one of only six food Power Brands in the Indian market based on a survey of Indian consumers, along with other brands such as United Breweries, Britannia, Dabur, Godrej and Tata.

We participate across the entire rice supply chain from the procurement of paddy to its storage, aging, processing, packaging, distribution and marketing. We have long-standing relationships with local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy at a fair price. We operate a state-of-the-art, fully-automated and integrated processing and milling facility that is strategically located in the vicinity of the key Basmati rice paddy producing regions of northern India. The facility spans a covered area of 310,221 square feet, with a processing capacity of 24 metric tons of paddy per hour.

In fiscal 2010, 2011 and 2012, our revenue was $201.7 million, $255.0 million and $329.0 million, respectively, representing a CAGR of 27.7%. In fiscal 2010, 2011 and 2012, our EBITDA, or profit for the year plus finance costs, income tax expense and depreciation and amortization, was $21.5 million, $31.0 million and $40.0 million, respectively, representing a CAGR of 36.3%.

Our Strengths

Our competitive strengths have contributed to our strong track record and we believe will enable us to capitalize on future growth opportunities:

•                  A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice.  We are a leading global provider of packaged specialty rice, and primarily Basmati rice, a specialty long-grain rice grown only in certain regions of the Indian sub-continent and known for its long-grain and appealing aroma. Our leadership in the Basmati segment represents a distinct competitive advantage, since Basmati is a premium rice variety that generally commands higher prices and is more profitable compared with other types of rice. The Basmati segment continues to experience significant growth in India and internationally compared to the overall rice industry.

•                  Strong and Growing Presence in over 40 Countries around the World, Primarily in Emerging Markets.  In addition to our well-established business in India, our products are sold in over 40 countries worldwide. We have a branded presence in over 25 of these countries, which is a cornerstone of our global brand-building strategy. Our international markets are primarily comprised of high-growth emerging markets. We are recognized by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing companies, including illycaffe SpA and Intralinks.

•                  Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products to more than 25 countries.  We are recognized by Planman Marcom as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with other brands such as United Breweries, Britannia, Dabur, Godrej and Tata. In 2010 and 2011, Inc. India, a leading Indian business magazine, identified us as one of India’s fastest growing mid-sized companies. We believe that our brand leadership in the Indian rice market is particularly advantageous, given the underlying strength of Indian demographic and economic trends. India’s rapidly growing middle class is expected to propel growth in the modern trade channel, which is our core focus area that we expect will outgrow the overall market. In addition to our focus on marketing, we are consistently growing our Amira branded presence by introducing new products, such as ready-to-eat snacks and edible oil, to drive further growth.  We have successfully tailored our strategy to local market requirements and continuously focus on strengthening our brand and rolling out new value-added products.

•                  Well-Established Relationships Resulting in Deep Understanding of Consumer Preferences.  Since launching international third party branded sales over 30 years ago, we have built strong relationships with large international and regional customers who market our products under their own brand through their own distribution networks regionally and around the world.  These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide, and we have subsequently launched our new Amira branded products in many of these markets.  Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in the third party branded business.  We have established relationships with a number of retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total in India, Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final globally, as well as institutions and distributors.

•                  Superior Supply Chain Capabilities from Procurement to Distribution. Our strong relationships with local Indian paddy farmers and a network of procurement agents allow us to source paddy of consistently high quality.  Our modern processing plant in Gurgaon, India is strategically located in the vicinity of the key Basmati rice paddy producing regions of northern India with access to developed infrastructure and transportation systems.  Our processing facility includes state-of-the-art grading and packaging units, along with a modern in-house laboratory for quality assurance, and meets the highest international quality standards. In India, our direct sales team and network of 62 distributors provide us with a high degree of control over our product offerings. We have a strong and growing international presence through our company-owned distribution centers and 23 international distributors.

•                  Strong Management Team with Significant Ownership and Track Record of Success. As a family owned and managed business that has operated since 1915, we have nearly a century of experience in the food business. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Chanana’s leadership, we have transitioned from a family owned and managed business to an international, professionally-managed business, and in 2008 we launched the Amira branded strategy to enhance our growth. Our management team has significant experience in the rice industry and broad knowledge about paddy procurement, processing and marketing activities, with an average of six years with us and 12 years in the industry. In fiscal 2010, 2011 and 2012, our revenue was $201.7 million, $255.0 million and $329.0 million, respectively, representing a CAGR of 27.7%. In fiscal 2010, 2011 and 2012, our profit for the year was $5.2 million, $6.4 million and $11.9 million, respectively, representing a CAGR of 51.2%. In fiscal 2010, 2011 and 2012, our EBITDA was $21.5 million, $31.0 million and $40.0 million, respectively, representing a CAGR of 36.3%.

Our Strategy

Our goal is to be the leading rice brand globally. Key elements of our growth strategy to achieve this goal include:

•                  Accelerate Focus on Global Brand Building and Increasing Value-Added Offering. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice.  We successfully expanded the Amira brand across more than 25 countries within only three years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice.  In addition to penetrating markets with our Amira branded rice offerings, we continue to develop new products in attractive categories to increase our relevance with consumers and drive further growth.

•                  Strengthen our Distribution Footprint in India to Capitalize on Attractive Demographic and Economic Trends.  We believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. Our 62 Indian distributors currently provide us access to both traditional and modern trade retailers throughout India, and we have an average of six distributors per state.  We plan to increase our concentration of Indian distributors to an average of nine per state throughout India in the next five years to significantly increase our access to all channels.  In addition, we plan to set up additional company-owned distribution centers to target modern trade retailers in 15 major cities in India, which we expect will result in greater market penetration and higher margins.

•                  Further Develop Relationships with Key Retailers to Capture Significant Growth in Indian Modern Trade.  According to Planet Retail, there is significant growth potential for modern retail in India, which in 2010 accounted for only approximately 9% of Indian retail trade, and is expected to grow at a 17.0% CAGR through 2020.  The Government of India has recently taken various initiatives to promote foreign direct investment, which would accelerate the development of the modern retail trade in India. A key focus for us is to continue building relationships with modern trade retailers. We employ a dedicated sales team focused on promoting our products with retailers on a region-by-region basis, which allows us to grow alongside modern trade as it broadly penetrates the Indian retail landscape.

•                  Leverage Our Experience in International Markets to Enhance Amira Branded Penetration.  Consistent with our historical branded growth strategy, we plan to leverage the success of our third party branded products in international markets to further penetrate our Amira branded product offerings.  From our existing international operations, we gain a deep understanding of end markets and consumer preferences, which helps us to shape our strategy for branded products.  We intend to either launch or increase our Amira branded presence in Saudi Arabia, Nigeria, France and Senegal, among other countries.

•                  Expand into New High-Growth Markets.  We expect to continue to increase our international sales, which were 66.0% of our revenue in fiscal 2012, by expanding into new high-growth markets. We plan to expand our sales into more than 25 additional countries in the next five years.  We are currently focusing on the UK, the Philippines, Bahrain and Jordan, among other countries, which we chose based on our sophisticated framework for evaluating new markets which takes into account market data collected by us, our local distributors and market research agencies.

•                  Increase Processing Capacity and Operating Efficiencies to Capture Long term Growth Opportunities and Drive Margin Expansion.  We constructed what we believe was the first automated rice processing facility calibrated for Basmati rice in India in 1995, which we believe remains one of the most sophisticated rice processing plants in India today.  We intend to complete construction of a state-of-the-art processing facility in Haryana, India by fiscal 2015 using some of the proceeds of this offering, which we believe will more than double our processing capacity.  This will enable us to meet processing capacity demands in our business over the coming years and is also expected to drive margin expansion.

History

Our business was originally founded in 1915 by the Chanana family as an agricultural commodities and salt trading business. Prior to 1947, we were one of the largest suppliers of grain to the British Indian Army. Following the partition of India and Pakistan, our business was re-located in New Delhi, India and expanded to include the trade and supply of lentils and other legumes to Indian government agencies. Throughout the 1960s and 1970s, we focused on the processing and distribution of legumes. In 1978, we first established an international business division which imported legumes. In 1985, we began to process and distribute Basmati rice in India and internationally. In 1995, we constructed what we believe was the first automated rice plant in India which has been continuously upgraded to increase capacity. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Chanana’s leadership, we have transitioned from a family owned and managed business to an international, professionally managed business, and in 2008 we launched the Amira branded strategy to enhance our growth into the retail channel.

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati. We also provide ready-to-eat snacks and edible oils, and are launching numerous additional rice, dairy and snack products.  Our product focus is what we refer to as “Food Connect,” or the bond and cultural connection that food creates between people. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

Amira Branded Products

Our Amira branded products were formally launched in 2008 and currently consist of several rice varieties and ready-to-eat snacks across more than 25 international markets.

Category	Brand/Product Line	Product Features

Premium Basmati Rice

•    Amira Pure Traditional Basmati Rice

•    Amira Indigo Extra Long Grain Basmati Rice

•    Amira Goodlength Basmati Rice

•    Amira Good Health Brown Basmati

•    Amira Traditional Basmati Rice—New Crop

•    Amira Fuzion New Age Basmati Rice*

•    Amira Sameena Basmati Rice**

•    Amira Pure Traditional Organic White Basmati Rice**

•    Amira Good Health Whole Grain Pure and Organic Basmati Rice**

• Consists of the finest grains of aromatic Basmati • Aged for a minimum of 12 months • At least doubles in size when cooked • Rich taste and fragrant aroma

Category	Brand/Product Line	Product Features

Value Basmati Rice

•    Amira Daily Fresh Basmati Rice

•    Amira Goodlength Day to Day

•    Amira Goodlength Everyday Basmati Rice

•    Amira Goodlength Broken Basmati Products

•    Amira Parboiled Basmati Products

•    Amira Banquet Rice

•    Consist of different types of high-quality rice such as a mix of Basmati rice varieties or a mix of broken rice

•    Value alternative commonly used as an “everyday” Basmati and by restaurant or catering companies

Other Specialty Rice and Value Add Meals	• Amira Thai Jasmine Rice • Amira Sharbati Aromatic Long Grain Rice • Amira Kheer Rice* • Amira Khichdi Rice*

•    Thai Jasmine rice is sourced from Thailand and has a fragrant aroma and chewy texture

•    Sharbati Aromatic Long Grain Rice is an everyday rice for daily consumption and is often purchased by foodservice customers

•    Amira Kheer Rice is formulated for rice pudding

•    Amira Khichdi Rice is formulated for Indian and South Asian comfort food and is also used as infant and toddler food

Ready-To-Eat Snacks	• Amira Navratan Mix* • Amira Aloo Bhujia* • Amira Zabardast Slims* • Amira Bikaneri Bhujia* • Amira Khatta Meetha** • Amira Shahi Mix**	• Crunchy, Indian-style ready-to-eat snacks • Popular among ethnic population • Mix of dried vegetables, nuts and legumes

Oil	• Palmolein • Pure Vegetable Cooking Oil** • Vegetable Ghee (clarified butter)** • Shortening** • Margarine**	• Oils used in food preparation • Shortening and margarine can be customized and packaged to customer specifications

Dairy Products	• Amira Full Cream Milk Powder and Amira Skimmed Milk Powder ADPI Extra Grade** • Demineralised Whey Powder — 90%** • Amira Lactose Edible Grade** • Amira Sweetened Condensed Milk**	• Used for cooking, as powdered milk, and as nutritional supplements added to drinks

*                 Newly Launched Product

**          Product Under Development

We offer all of our products in an array of packages to meet different market needs. We continuously evaluate our existing products for quality, taste, nutritional value and cost and make improvements where possible. Additionally, we develop new and innovative products where we see market opportunity.  For example, our newly launched Khichdi Rice is formulated for the preparation of khichdi, a comfort food which is consumed across the diverse states of India and South Asian expatriate communities in international markets, and Kheer Rice is formulated for the preparation of rice pudding and is the first of its category in the market.

We offer several types of rice, including our Good Health Brown Basmati, which is low-fat, cholesterol-free, high in fiber, and rich in vitamin B and manganese, and our Parboiled Basmati Products, which have 80% of the nutrients found in brown rice. In addition, we offer brown and white organic rice which is processed from paddy grown without pesticides and packaged in organic paper.

Third party Branded Products

We sell a number of varieties of Basmati and non-Basmati packaged rice to many large international and regional customers, such as Euricom Spa, Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE, the Seychelles State Trading Corporation Limited and SGS International Rice Co. Inc. (Weldon and Goya), who market them under their own brand through their own distribution networks. This business is primarily focused on emerging markets where the retail channel is highly fragmented. The following table shows examples of our third party branded rice products.

Category	Third party Brand/Country	Product Features

Third party Basmati Rice

•    Euricom Brown Basmati Rice, Italy

•    Mahe Regular White Basmati Rice (Economy), Seychelles

•    Mahe Premium White Basmati Rice (Premium), Seychelles

•    Weldon White Basmati Rice (Extra Long), USA

•    Goya, Indian White Basmati Rice, USA

• Consists of the finest grains of pure traditional aromatic Indian Basmati • Available in brown, white and parboiled rice • Rich taste and fragrant aroma

Third party Non-Basmati Rice	• Bulog Non-Basmati Rice, Indonesia • Platinum Corp. FZE Non-Basmati Parboiled Rice, Nigeria	• Non-Basmati white rice which is between 10% and 100% broken and may be parboiled

Institutional Products

Our institutional business primarily consists of the opportunistic sale of bulk commodities, including maize, sugar, soybean meal, onion, potato and millet. We sell these products to large international and regional trading firms.

Production

Our Basmati rice operations include procurement, inspection, cleaning, drying, parboiling, storage and aging, processing, sorting, packaging, branding and distribution. We purchase our non-Basmati rice from other rice processors, and contract with third parties to produce and package our snacks and edible oils.

Paddy and Semi-Processed Rice Procurement

Paddy procurement

The primary raw material that we use in producing Basmati rice is Basmati paddy. Rice seed is typically planted in flooded fields in the early spring and, after it matures, water is drained from the fields and the crop is harvested. The harvested grain is referred to as “paddy.” In India, Basmati paddy is typically harvested between

September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season, although we also purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

Our Basmati procurement team purchases paddy to be stored for aging and processing throughout the year from the major Basmati paddy production centers, including the Indian states of Haryana, Punjab, Rajasthan, Uttarakhand, and Western Uttar Pradesh, either directly at the organized and government regulated agricultural produce markets in India known as “mandis,” or through licensed procurement agents.  Licensed procurement agents, or “pucca artiyas,” evaluate, test and purchase paddy on our behalf at mandis. We have long-standing relationships with procurement agents for sourcing paddy and are knowledgeable about and experienced with local areas and farmers.

Our ability to procure adequate quantities and good quality paddy is affected by crop conditions. For example, yields of paddy could decrease and the price of paddy could increase due to inadequate or delayed monsoons or heavy rains and high winds. We believe paddy is generally available at reasonable, stable prices. We have not encountered any processing interruptions due to paddy shortages since we commenced our Basmati operations in 1985.

Semi-processed rice procurement

Semi-processed rice procurement is done through approved vendors. These vendors are sourced through approved brokers with whom we have a historic relationship. Vendors or suppliers are millers who have bought and aged non-Basmati rice. We purchase the semi-processed rice, ship the product into our rice mill and then finish, pack, and sell the product to our customers and distributors.

Paddy Drying, Parboiling, Storage and Aging

After the paddy is tested and then unloaded at our processing facility, it is pre-cleaned and dried to prevent deterioration. After it has been dried, some of our paddy is parboiled.  Parboiling involves soaking the paddy in water, steaming it before removing the husk, and further hydrating, heating and drying it.  Parboiling improves the nutritional profile of Basmati rice, causing it to retain more nutrients than regular milled Basmati rice, and changes its texture so that it has a fluffier consistency.  After it has been dried, and where appropriate, parboiled, we store and age the paddy for six to seven months in our warehouses or open plinths.  Aging dehydrates the Basmati paddy, which results in its rice grains elongating more when cooked.

Processing and Additional Storage and Aging

Prior to further processing, the paddy is cleaned again to remove any residual dust or impurities and foreign materials.  The paddy is then milled using a rice huller to remove the paddy’s outer and inner husk. Once the husk has been removed, the resulting rice is polished and the broken rice is removed and retained. We sell broken Basmati rice as Amira branded “Every Day” Basmati rice at an economical price compared to full grain Basmati rice. Byproducts produced as a result of processing the paddy are husk, bran and broken rice, which we further process and sort to produce other Amira branded rice products such as Kheer and Kichdi rice and Amira Goodlength Day to Day rice.  Once the paddy products and the broken rice have been removed, the remaining rice is sorted by color and graded.  Basmati rice is hygienically aged in our warehouses for an additional four to six months. Finally, our rice and rice products are packaged in our processing facility and prepared for shipment.

Inspection

All paddy is checked for quality at the time of purchase and prior to loading it on the trucks that transport them to our processing facility. Further, the paddy bags are sample checked on arrival at storage locations to ensure that the paddy meets the quality specifications based on our purchase. We have a fully equipped laboratory that checks quality at various stages of paddy procurement and rice processing.  In addition, after the rice has been processed, we inspect the rice to ensure that it meets our and our customers’ quality standards. We have implemented strong measures throughout processing to ensure product quality and food safety. Our standardized processing, product grading standards, monitoring and testing systems help to ensure consistent adherence to our quality control and food safety policies.  We have also received an ISO: 9001:2008 quality management accreditation for our rice processing facility, which has been renewed yearly and is currently valid until December 2012.

Principal Operating Facilities

As of March 31, 2012, our material properties consist of one office and one processing facility in India, three international offices in Malaysia, Dubai, and the U.S., 11 warehouse facilities in India, and one warehouse facility in the U.S. We own our processing facility and lease the other properties.

Our processing facility is located in Gurgaon, Haryana, India, which is near New Delhi. We presently have a total installed hourly milling capacity of 24 metric tons of paddy per hour across a covered area of 310,221 square feet. We plan to use part of the proceeds of this offering to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2012 to approximately 60 metric tons per hour by fiscal 2015 with the addition of a new milling plant located in Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. We plan to close down the oldest two of the three milling plants at our existing facility, which together have a milling and sorting capacity of 12 metric tons per hour.

Certifications

Certifications are not compulsory in the rice industry.  However, some of our customers require us to have one or more internationally-recognized certifications.  We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and a HACCP (Hazard Analysis & Critical Control Points) accreditation. In addition, we have received certifications from BRC Global Standards, the U.S. Food and Drug Administration, SGS Group, an international company which provides health and safety certifications, and are Kosher certified and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India.

Sales, Marketing and Distribution

As of March 31, 2012, we had 56 employees working exclusively in sales, marketing and distribution. We divide these personnel across different geographic regions in India and the rest of the world. 36 of them are focused on sales and marketing to the Indian market, and 20 of them are focused on sales and marketing internationally. We plan to open additional company-owned distribution centers in 15 major cities in India to target modern trade retailers, which we expect will result in greater market penetration and higher margins. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

Our products also reach our Indian customers through our network of 62 regional distributors. Our products reach our international customers through our network of 23 third party international distributors in 17 countries, who coordinate regional marketing, sales and distribution, including five distributors in the U.S.

Customers

Customers for our Amira branded products include Indian retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco India), and Total and global retailers such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s, and Smart & Final, and through the foodservice channel. Our third party branded products are sold to many international and regional customers in more than 40 countries, such as Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE, and SGS International Rice Co. Inc. (Weldon and Goya), who market them under their own brands through their own distribution networks. Our institutional products are sold to large international and regional trading firms.  Sales to our top five customers and distributors collectively accounted for 57.7%, 50.5% and 46.6% of our revenue in fiscal 2010, 2011 and 2012, respectively. No single customer or distributor accounted for over 26% of our revenue during fiscal 2010, 18% of our revenue during fiscal 2011 or 27% of our revenue during fiscal 2012. Our other retail customers in India consist of small, privately owned independent stores, typically at a single location, which we refer to as traditional retail, that we access through our distribution network.

Competition

The rice industry in India is highly fragmented and intensely competitive. Competition in the rice markets is principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with various types of competitors in the fragmented and unorganized Basmati rice market, including other large Indian distributors and national rice brands to smaller businesses in India and around the world. Internationally, our major competitors are leading Indian overseas Basmati rice companies. Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal and Punjab, Rajasthan, Jammu and Kashmir, and in a part of the Punjab region located in Pakistan which enjoy the climatic conditions required to successfully grow Basmati rice.  A type of rice similar to Basmati is grown and sold as Basmati rice from California and Texas, among other places.  According to Euromonitor, in the global packaged rice landscape, the top 10 brands only accounted for 9.0% of market share by value in 2011.

Intellectual Property

We protect our intellectual property through copyright and trademark laws. Our intellectual property includes the registered trademarks “Amira,” Goodlength,” and “Daily Fresh” under the Indian Trade Marks Act, 1999. The registration of a trademark is valid for ten years but can be renewed. In addition, we have applied for the registration of the “Amira Food Connect” logo, the “Amira Pure” label and “Amira” across certain other product categories. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted. Further, we have obtained copyright protection for certain of our intellectual property, which include our “Amira” label and logo, under the Indian Copyright Act, 1957. While registration is not a prerequisite for acquiring or enforcing copyrights, registration creates a presumption favoring the ownership of the registered owner.

We have also registered, or are in the process of registering, trade names internationally in 59 countries, including in the U.S.

Employees

As of March 31, 2010, 2011 and 2012, we had 211, 210 and 226 full time employees, respectively. As of March 31, 2012, we had 33 employees working in our accounting and finance department, 56 working in sales, marketing and distribution, and 115 working at our processing facility. We have entered into employment agreements with all of our full-time employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

Insurance

We currently maintain commercial general liability insurance and property insurance. We also have liability insurance for our directors and officers.

Legal Proceedings

An order dated November 10, 2010 has been passed against Amira India by the Department of Commerce, Ministry of Commerce and Industry of the Government of India. This order prohibits Amira India from entering into transactions with certain public sector undertakings, or PSUs, of the Department of Commerce. The basis of the prohibition was the claim that Amira India had appropriated all the profits from the export of non-Basmati rice to Ghana and Comoros, in 2008 and 2009, under a specific relaxation notification issued by the Director General of Foreign Trade while the PSUs were only paid a fixed trading margin of the total value of the export. According to the Government of India, the profits should have inured to the benefit of the PSU, acting as exporter, and Amira India should have merely acted as a shipper. Amira India was alleged to have colluded with PSU employees and the foreign governments to deprive the PSUs of the profits. Amira India appealed this determination to the High Court of Delhi and the High Court of Delhi subsequently reversed the order on the grounds that it was issued without a hearing or issuance of a show cause notice. The Department of Commerce responded by issuing a show cause notice in April 2011, providing a hearing to Amira India, and reinstating the prohibition, through an order passed in April

2011. Amira India has responded by filing another appeal with the High Court of Delhi. The matter is pending and is currently at the stage of final arguments. The order also stated that the matter was referred to India’s Central Bureau of Investigation, or CBI. Amira India has not received any notice or other requests for information from the CBI. Since the Department of Commerce has not requested monetary damages and we do not currently do business with PSUs, we do not believe that this proceeding will materially affect our business unless the Government of India reinstates the ban against the export of non-Basmati rice other than through PSUs.

Further, Amira India is involved in ordinary course government tax audits from time to time, which typically include assessment proceedings being carried out in relation to tax returns filed for previous years, resulting in further tax demands by relevant taxation authorities, including due to the disallowance of certain claimed deductions. The aggregate additional and unpaid tax liability which Amira India may be required to pay, pursuant to such proceedings, is estimated to be approximately $500,000, excluding any penalties that may be levied by the tax authorities.

On November 23, 2010, Amira India, along with its directors and certain key officials, was subjected to search and survey proceedings by the Indian income tax authority under the Income Tax Act, 1961. Certain of Amira India’s records and documents were seized and Amira India paid $256,739 to the income tax authority as additional tax. In February 2012, Amira India received notices under the Income Tax Act, 1961 directing it to furnish income statements for each fiscal year during the period beginning April 1, 2004 and ending March 31, 2012. Amira India is in the process of complying with various procedural requirements in this regard and we do not believe that it will be required to pay any material additional amount.

In August 2011, the DED imposed a fine and prohibition on a distributor/retailer of our “Amira” branded products in Dubai, on the basis of a complaint made by Arab & India Spices LLC, which alleged that our “Amira” branded products infringed an existing trademark “Ameera” registered in the name of Arab & India Spices LLC in the UAE. In order to amicably resolve this issue, Amira India and Arab & India Spices LLC commenced negotiations for settlement in August 2011, and Arab & India Spices LLC issued a letter to the DED, informing them of the settlement negotiations and requesting that legal proceedings instituted by the DED in this regard be withdrawn. While the negotiations are still ongoing, we may not be able to reach a final settlement with Arab & India Spices LLC, which could impair our ability to sell our “Amira” branded products in the UAE.

We are subject to litigation in the normal course of our business. Except as set forth above, we are not currently, and have not been in the recent past, subject to any legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe will have a significant effect on our financial position or profitability.

Seasonality of our Business

Our revenue is typically higher from October through March than from April through September. We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Our average combined holding period of processed rice and paddy was 18 months and 11 months for the fiscal years 2011 and 2012. Accordingly, we maintain substantial levels of working capital indebtedness that is secured by this inventory.

Government Regulations Applicable to Our Business in India

The following description is a summary of the material regulations and policies, which are applicable to our business in India.

Regulations Related to Agricultural Produce and Exports

The Government of India, under the Foreign Trade (Development & Regulation) Act, 1992, or the Foreign Trade Act, together with the Foreign Trade Policy, provides for development and regulation of foreign trade by facilitating imports into, and augmenting exports from India, as a part of which it sets the minimum export price of goods, including Basmati and non-Basmati rice, from time to time. The Foreign Trade Act empowers the Director General of Foreign Trade to advise the Government of India in formulation of export and import policy and to implement such policy. The Foreign Trade Act prohibits any person from importing or exporting any goods without an importer-exporter code number, granted by the Director General of Foreign Trade or an officer authorized by the Director General of Foreign Trade.

The Indian Ministry of Agriculture has established the Commission for Agricultural Costs and Prices, or CACP, to advise it on the price policy of major agricultural commodities. The CACP provides recommendations in relation to the minimum fixed price of major agricultural produce, such as paddy, every year. These prices are announced by the Government of India with a view to ensure compensatory prices to farmers for their produce.

Further, agriculture produce market committee legislations have been enacted by various Indian state governments for better regulation of the purchase, sale, storage and processing of agricultural produce, including rice, and the establishment of established market areas for such produce known as “mandies”, each governed by a market committee, within the respective state. Under the legislation, only persons with valid licenses are permitted to purchase, sell, store or process agricultural produce on behalf of buyers and sellers.

In addition to the above policies of the Government of India, the following are some of the important regulations that apply to our business in India:

Agricultural Produce (Grading and Marking) Act, 1937

The Agricultural Produce (Grading and Marking) Act, 1937, or the APGM Act, was enacted to provide for the grading and marking of agricultural and other produce. The APGM Act gives powers to the Government of India to make rules for fixing the quality of agricultural produce. It provides powers of entry, inspection and search and seizure to the inspecting authorities and penalties for violating the provisions of the AGPM Act.

The Export (Quality Control and Inspection) Act, 1963

The Export (Quality Control and Inspection) Act, 1963, or the Export Quality Act, was enacted for the further development of an export trade from India through quality control and inspection. The Export Quality Act provides for establishment of export inspection council to advise the Government of India regarding measures for quality control and inspection for commodities intended for export. The Export Quality Act authorizes the Government of India to identify commodities subject to quality control and inspection and specify the type of quality control or inspection applicable, and the agencies authorized to conduct quality control or inspection. The Government of India also has power to obtain information from exporters, inspect their premises and seize commodities. The Export Quality Act also provides for fines and penalties in case of non-compliance.

The Agricultural and Processed Food Products Export Development Authority Act, 1985

The Agricultural and Processed Food Products Export Development Authority Act provides for the establishment of the Agricultural and Processed Food Products Export Development Authority for the purpose of promotion and development of industries engaged in the export of certain scheduled products, including cereal products, and registration of and filing of returns by persons exporting the scheduled products. Under this act, the Government of India also has the authority to prohibit, restrict or otherwise regulate the import and export of the scheduled products.

The Export of Basmati Rice (Quality Control and Inspection) Rules, 2003

In exercise of powers conferred under the Export Quality Act, the Government of India has adopted the Export of Basmati Rice (Quality Control and Inspection) Rules, 2003, or the Basmati Rice Rules. The Basmati Rice Rules provide for inspection of Basmati rice by the Export Inspection Council to ascertain conformity with quality specifications prescribed by the Government of India. An exporter intending to export a consignment of Basmati rice is required to register the contract with the Agricultural and Processed Food Products Export Development Authority along with a declaration that adequate quality control has been exercised. On satisfying itself that adequate quality controls have been exercised, the agency issues a certificate declaring the consignment as export worthy.

In 2007, the Government of India banned the export of non-Basmati rice. However, pursuant to a notification (No. 71 (RE-2010)/2009-2014) dated September 9, 2011, issued by the Ministry of Commerce and

Industry of the Government of India, non-Basmati rice can again be exported from India, subject to certain conditions specified in the notification.

Regulations Related to Food Quality

The Food Safety and Standards Act, 2006

The Food Safety and Standards Act, 2006, or the FSS Act, provides for the establishment of the Food Safety and Standards Authority of India, or the Food Authority, which establishes food safety standards and the manufacture, storage, distribution, sale and import of food. The Food Authority is also required to provide scientific advice and technical support to the Government of India and Indian state governments in framing the policy and rules relating to food safety and nutrition. The FSS Act also sets forth requirements relating to the license and registration of food businesses, general principles for food safety, responsibilities of food business operators and liability of manufacturers and sellers, and provides for adjudicated of such issues by the Food Safety Appellate Tribunal.

Environmental Regulations

Our business in India is subject to various environmental laws and regulations. Compliance with relevant environmental laws is the responsibility of the occupier or operator of the facilities. Our operations require various environmental and other permits covering, among other things, water use and discharges, waste disposal and air and other emissions. Major environmental laws applicable to our operations are set forth below.

The Environment (Protection) Act, 1986

The Environment (Protection) Act, 1986, or the EPA, is an umbrella legislation which encompasses various environment protection laws in India. The EPA grants the Government of India the power to take any measures it deems necessary or expedient for protecting and improving the quality of the environment and preventing and controlling pollution. Penalties for violation of the EPA include imprisonment, payment of a fine, or both.

Under the EPA and the Environment (Protection) Rules, 1986, as amended, the Government of India has issued a notification (S.O. 1533(E)) dated September 14, 2006, or the EIA Notification, which requires that prior approval of the Ministry of Environment and Forests, or the MoEF, or the State Environment Impact Assessment Authority, or the SEIAA, as the case may be, be obtained for the establishment of any new project and for expansion or modernization of existing projects specified in the EIA Notification. The EIA Notification states that obtaining of prior environment clearance includes four stages: screening, scoping, public consultation and appraisal.

An application for environment clearance is made after the prospective project or activity site has been identified, but prior to commencing construction activity or other land preparation. Certain projects which require approval from the SEIAA may not require an EIA report. For projects that require preparation of an EIA report, public consultation involving public hearing and written responses is conducted by the State Pollution Control Board, prior to submission of a final EIA report. The environmental clearance (for commencement of the project) is valid for up to five years for all projects (other than mining projects). This period may be extended by the concerned regulator for up to five years.

The Water (Prevention and Control of Pollution) Act, 1974

The Water (Prevention and Control of Pollution) Act, 1974, or the Water Act, aims to prevent and control water pollution and to maintain or restore water purity. The Water Act provides for one central pollution control board, as well as various state pollution control boards, to be formed to implement its provisions. The Water Act debars any person from establishing any industry, operation or process or any treatment and disposal system likely to discharge sewage or other pollution into a water body, without prior consent of the State Pollution Control Board.

The Air (Prevention and Control of Pollution) Act, 1981

The Air (Prevention and Control of Pollution) Act, 1981, or the Air Act, aims to prevent, control and abate air pollution, and stipulates that no person shall, without prior consent of the State Pollution Control Board, establish or operate any industrial plant which emits air pollutants in an air pollution control area. The Central Pollution

Control Board and State Pollution Control Board constituted under the Water Act perform similar functions under the Air Act as well. Not all provisions of the Air Act apply automatically to all parts of India, and the State Pollution Control Board must notify an area as an “air pollution control area” before the restrictions under the Air Act apply.

The Hazardous Wastes (Management, Handling and Transboundary Movement) Rules, 2008

The Hazardous Wastes (Management, Handling and Transboundary Movement) Rules, 2008, or the Hazardous Wastes Rules, regulate the collection, reception, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste to dispose of such waste without harming the environment. Every occupier and operator of a facility generating hazardous waste must obtain approval from the applicable State Pollution Control Board.

The occupier is liable for damages caused to the environment resulting from the improper handling and disposal of hazardous waste and must pay any fine that may be levied by the respective State Pollution Control Board.

Foreign Investment Regulations

Pursuant to the Consolidated Foreign Direct Investment policy (effective from April 10, 2012) issued by the Department of Industrial Policy and Promotion of the Government of India, 100% foreign direct investment is allowed in services related to agricultural and related sectors.

MANAGEMENT

Directors and Officers

The following discussion sets forth information regarding our directors and officers as of the date of this prospectus.  Our board of directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Our board of directors is authorized to appoint officers as it deems appropriate.  Provided below is a brief description of our directors’ and officers’ business experience during the past five years.

Name	Age	Position

Karan A. Chanana	39	Chairman and Chief Executive Officer

Ritesh Suneja	29	Chief Financial Officer

Protik Guha	42	Chief Operating Officer

Bimal Kishore Raizada	68	Independent Director

Neal Cravens(1)	59	Director Nominee

Daryl Brewster(1)	55	Director Nominee

(1) Messrs. Cravens and Brewster will be nominated and elected as directors effective upon completion of this offering.

Karan A. Chanana has been our Chief Executive Officer and Chairman since February 2012 and has been managing director of Amira India since January 2006. Mr. Chanana is also the Chairman for the Food Processing Value Addition Council of the Associate Chamber of Commerce and Industry of India, a member of the board of directors of the Agricultural and Processed Food Products Export Development Authority under the Ministry of Commerce of India, a member of various committees of the Confederation of Indian Industries, including the Agricultural Committee.  Mr. Chanana received a Bachelor of Commerce from the University of Delhi in 1993.

Ritesh Suneja has been our Chief Financial Officer since April 2012. Mr. Suneja acted as Chief Financial Officer of AES Corporation with respect to its operations in India, where his responsibilities included management of AES Corporation’s thermal, wind and solar business and also been on the advisory board on the South Asia Clean Energy Investment Fund. Mr. Suneja was Capital markets and International GAAP manager at Ernst & Young in India and also worked as a manager in assurance practice at Deloitte LLP in the U.K. Mr. Suneja has also worked in the head office of Punjab National Bank, the second largest public sector bank of India. In connection with these positions, Mr. Suneja has participated in audits, SOX reviews, due diligence and transaction support activities and has given technical trainings on IFRS and U.S. GAAP in addition to Indian GAAP. Mr. Suneja received a Bachelor of Commerce from Delhi University, a degree in Chartered Accountancy and also holds a diploma in Information Systems Audits from the Institute of Chartered Accountants of India. Mr. Suneja attained a Masters of Business Administration with a specialty in finance from the Symbiosis Institute of Management Studies in September 2006 and is also a member of the Indian Institute of Bankers.

Protik Guha has been our Chief Operating Officer since February 2012, and has been the chief executive officer of Amira India since May 2011, executive director of Amira India from August 2009 to May 2011 and vice president of Amira India from January 2007 to August 2009. Mr. Guha’s responsibilities at Amira India included sales, marketing and overseeing the company in the Indian and international markets.  Mr. Guha received a Bachelor’s degree from the University of Delhi in 1990 and an executive post-graduate degree in Export Management from the Indian Institute of Foreign Trade, New Delhi, in 1995.

Bimal Kishore Raizada has been a member of our board of directors since March 2012. From 1973 until his retirement in 2003, Mr. Raizada worked at Ranbaxy Laboratories Ltd., where he ultimately was responsible for the company’s worldwide non-human health business and oversaw the management of Ranbaxy Super Religare Laboratories Limited. Mr. Raizada represented Ranbaxy within numerous industry associations, including the Confederation of Indian Industry, the Federation of Indian Chambers of Commerce and Industry, the Indian Pharmaceutical Association, and the Organization of Pharmaceutical Producers of India.  Mr. Raizada acted as a corporate advisor to Ranbaxy with respect to pharmaceutical regulations, pricing, management and policy from 2006 until 2008. From 2008 until 2009, Mr. Raizada worked as managing director of Marsing and Company Ltd., a pharmaceutical company. Since 2011, Mr. Raizada has worked as managing director of Zenotech Laboratories Ltd., a manufacturer of oncological and biotechnological drugs. Mr. Raizada has served as a director of Hikal Ltd, P I Industries Ltd., PNB Housing Finance Ltd., and Zenotech Laboratories Ltd., each a public company in India. Mr. Raizada was a member of the Corporate Management group of Ranbaxy Laboratories Ltd. from 1975 until his retirement 2003, where he was involved in government relations, policy and communications and interacted with the Ministries of Finance, Chemicals, Commerce, Health and Science, and Technology in India. Mr. Raizada received a Bachelor of Commerce from the Shri Ram College of Commerce of the University of Delhi and is a chartered accountant in the U.K. and India.

Neal Cravens will become a member of our board of directors upon the completion of this offering. From September 8, 2009 through March 20, 2012, Mr. Cravens served as the chief financial officer of Cott Corporation, a leading supplier of private label carbonated soft drinks distributing to Canada, the United States, Mexico, the United Kingdom and Europe.  From late 2007 to early 2009, he served as the chief financial officer of Advantage Sales and Marketing LLC, a consumer products broker.  From late 2004 to early 2006, Mr. Cravens was a senior vice president of finance at Warner Music Group.  Mr. Cravens also held a variety of roles from 1978 through 2000 at Seagram Company Ltd., the beverage, consumer products, and media entertainment company, including senior vice president of finance, chief accounting officer and vice president of planning, mergers and acquisitions. He also served as executive vice president and chief financial officer of Seagram’s Tropicana and Universal Music Group divisions. While at Seagram, Mr. Cravens had responsibility for SEC reporting, managing credit facilities, conducting equity and debt financings, strategic planning and M&A and was involved in many transactions.  Mr. Cravens received a Bachelor’s degree from the University of Kentucky in 1974 and a M.B.A. from the University of Kentucky in 1976.

Daryl Brewster will become a member of our board of directors upon the completion of this offering. Since March 2008, Mr. Brewster has been the chief executive officer of Brookside Management, LLC, a boutique advisory firm focused on providing senior-level counsel in the consumer industry.  From January 2006 to February 2008, he served as the president and chief executive officer of Krispy Kreme Doughnuts, Inc. Previously, Mr. Brewster was group vice president of Kraft Foods and president of Kraft’s $6 billion North America Snacks & Cereals Sector, positions he held since 2003. Mr. Brewster is a member of the board of directors of E*Trade Financial Corp., a financial services company, where he serves on its compensation committee. Mr. Brewster received a Bachelor’s degree from the University of Virginia in 1979 and a M.B.A. from the Kenan-Flagler School at UNC-Chapel Hill in 1982.

None of our officers and directors are related.

Employment Agreements

Employment Agreement with Karan A. Chanana

Our indirect subsidiary, Amira C Foods International DMCC, has entered into an employment agreement that provided for the appointment and employment of Karan A. Chanana as Chairman of Amira C Foods International DMCC, which has an initial term of two years, expiring in February 2014, and is automatically renewable in the absence of an election by either party to terminate. Such agreement provides for an initial annual base salary of $432,000. Mr. Chanana is eligible to receive a discretionary annual bonus of $351,000 and is entitled to reimbursement of business and travel expenses and certain personal expenses incurred in India, including annual living expenses of $120,000. Upon the expiration or termination of the agreement, Mr. Chanana is entitled to all accrued but unpaid vacation pay, if he has been employed for more than a year. Additionally, if the termination does not arise from the fault of Mr. Chanana, he is entitled to receive 21 days of service benefits for each year of service.

On June 14, 2012, ANFI entered into an agreement with Mr. Chanana that provided for the appointment and employment of Mr. Chanana for the position of Chairman and Chief Executive Officer of ANFI, such agreement to take effect upon the completion of this offering.  When it becomes effective, this agreement will replace Mr. Chanana’s agreement with Amira C Foods International DMCC. The agreement provides for an initial annual base salary of $432,000, subject to annual review by the board of directors. Mr. Chanana is eligible to receive a discretionary annual target bonus of $351,000 if certain performance objectives are met, such objectives to be mutually agreed upon by both parties within 45 days after the start of each fiscal year. Additionally, upon the closing of this offering, Mr. Chanana will be granted an option pursuant to our contemplated 2012 Omnibus Incentive Plan to purchase such number of ordinary shares of ANFI equal to one percent (1%) of ANFI’s fully diluted outstanding ordinary shares on the date this offering is consummated, with an exercise price equal to the per share offering price. The options will vest in 48 equal and consecutive monthly installments commencing on the first month anniversary date of this offering.

Pursuant to the terms of the employment agreement, Mr. Chanana is entitled to receive or participate in all employee benefit programs and perquisites applicable to senior executives. Mr. Chanana is entitled to reimbursement of business expenses and certain personal expenses incurred in India.  We shall also provide and maintain adequate director’s and officers’ liability insurance coverage for Mr. Chanana.

Under his employment agreement, Mr. Chanana is entitled to receive payments and other benefits upon the termination of his employment. These payments and other benefits are described below under “—Potential payments upon termination of employment or a change of control.”

Potential payments upon termination of employment or a change of control

Mr. Chanana is currently entitled to receive certain benefits in connection with a termination of employment or a change in control of us. The employment agreement requires specific payments and benefits to be provided to Mr. Chanana in the event of termination of employment under the circumstances described below. The following is a description of the payments and benefits that we will owe to Mr. Chanana upon termination.

Termination Without Cause or for Good Reason not in Connection with a Change in Control.  If we terminate Mr. Chanana’s employment without cause or Mr. Chanana terminates his employment for good reason, then Mr. Chanana is entitled to receive the following payments and benefits:

•	an amount equal to his unpaid base salary earned through the date of termination and any unpaid bonus earned for the preceding year;

•	an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any accrued but unused vacation pay and any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program;

•

an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid;

•

an amount equal to a multiple (the “severance multiplier”) of (a) his highest annual rate of base salary during the preceding 24 months, plus (b) his target bonus award for the calendar year in which the termination occurs (or, if greater, the actual short term incentive award earned by him for the preceding calendar year). The severance multiplier is the greater of (i) 365 days or (ii) the number of days from and including the day after the termination date through the last day of the then-current term of the employment agreement, in each case, divided by 365, for payments and benefits payable in the event of a termination without cause or for good reason. However, the severance multiplier is 1.0 plus the above-mentioned multiple, if we terminate Mr. Chanana’s employment without cause at the request of an acquiror or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control;

•	immediate vesting of his option award to purchase ordinary shares granted under the terms of his employment agreement and any outstanding long term incentive awards;

•

continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage; and

•

continued receipt for 24 months of those employee benefit programs or perquisites made available to him during the 12 months preceding the termination. If continued receipt of such employee benefit programs or perquisites is not permitted by the applicable benefit plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

Under the employment agreement, Mr. Chanana is deemed to have been terminated without cause if he is terminated for any reason other than: (1) a commission of any felony or misdemeanor (other than minor traffic violations or offenses of a comparable magnitude not involving dishonesty, fraud or breach of trust); or (2)  a breach of any of his material obligations under the employment agreement, subject to a 30 day cure period if such breach is curable by Mr. Chanana.

Mr. Chanana is deemed to have terminated his employment for good reason if the termination follows: (1) a breach by ANFI of any of its material obligations under the employment agreement; or (2) a relocation of his principal place of employment of more than 50 miles.

Termination in Connection with a Change in Control.  If we terminate Mr. Chanana’s employment in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control, then he is entitled to receive the payments and benefits described above, except that the severance multiple is 1.0 plus the above-mentioned multiple. Under the employment agreement, a change in control is defined as: (1) the acquisition of 40% or more of our ordinary shares, except in connection with a consolidation, merger or reorganization where (a) the shareholders of ANFI immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of ANFI prior to the transaction, and (c) no person, subject to certain exceptions, beneficially owns more than 50% of the voting securities of the surviving entity; (2) the completion of a consolidation, merger or reorganization, unless (a) the shareholders of ANFI immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of ANFI prior to the transaction, or (c) no person, entity, or group, subject to certain exceptions, beneficially owns more than a majority of the voting securities of the surviving entity; (3) a change in a majority of the members of our board, without the approval of the then incumbent members of the board; or (4) the shareholders approve the complete liquidation or dissolution of ANFI, or a sale or other disposition of all or substantially all of the assets of ANFI.

Termination Due to Death or Disability.  If Mr. Chanana’s employment terminates due to death or is terminated by us due to disability, he (or his beneficiary) is entitled to receive:

•

a lump-sum payment in an amount equal to (a) his base salary for six months, plus (b) an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid; and

•

continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

Obligations of Mr. Chanana.  Payment and benefits under the employment agreement are subject to compliance by Mr. Chanana with the restrictive covenants in the agreement, including non-disclosure, non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants expire on the second anniversary of the termination of Mr. Chanana’s employment. The non-disclosure covenant does not expire. If Mr. Chanana violates any of these or other covenants or obligations contained in the agreement, we will be entitled to recover all costs and fees incurred to enforce its rights under the agreement and is not restricted from pursuing other available remedies for such breach.

Employment Agreement with Ritesh Suneja

Amira India entered into an employment agreement with Ritesh Suneja, our Chief Financial Officer, with effect from April 3, 2012. Pursuant to the agreement, Mr. Suneja is entitled to $79,815, including $3,547 of performance-based discretionary bonus, each year. In the event Mr. Suneja’s employment is terminated by Amira India, he is entitled to two months’ severance.

Employment Agreement with Protik Guha

Amira India entered into an employment agreement with Protik Guha, our Chief Operating Officer, on May 13, 2011, as amended on October 18, 2011. Mr. Guha is entitled to $81,959 each year. In the event Mr. Guha’s employment is terminated by Amira India, he is entitled to two months’ severance.

Committees of the Board and Board Practices

Audit Committee

Upon the completion of this offering, our audit committee will consist of Bimal Kishore Raizada, Neal Cravens and Daryl Brewster.  Mr. Raizada will be the chair of the audit committee. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•                  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing and approving all proposed related-party transactions;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  meeting separately and periodically with management and the independent auditors;

•                  reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                  reporting regularly to the full board of directors.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of Bimal Kishore Raizada, Neal Cravens and Daryl Brewster. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange.  Our compensation committee will assist our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers.  The compensation committee will be responsible for, among other things:

•                  reviewing and determining the compensation package for our senior executives;

•                  reviewing and making recommendations to our board with respect to the compensation of our directors;

•                  reviewing and approving officer and director indemnification and insurance matters;

•                  reviewing and approving any employee loan in an amount equal to or greater than $20,000; and

•                  reviewing periodically and approving any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Upon the completion of this offering, our corporate governance and nominating committee will consist of Bimal Kishore Raizada, Neal Cravens and Daryl Brewster. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The corporate governance and nominating committee will assist the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•                  identifying and recommending to the board nominees for election or re-election to the board;

•                  making appointments to fill any vacancy on our board;

•                  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•                  identifying and recommending to the board any director to serve as a member of the board’s committees;

•                  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Ethics

We will adopt a Code of Business Conduct and Ethics that applies to our principal executive officer, our principal financial and accounting officer and our other senior financial officers. The Code of Ethics will be intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Ethics will be obtainable free of charge by writing to 29E, A.U. Tower; Jumeirah Lake Towers; Dubai, UAE.

Directors’ Duties

Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

Directors’ Interests in Transactions

Pursuant to the BVI Act and the company’s memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may (a) vote on a matter relating to the transaction, (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum, and (c) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Limitation on Liability and Indemnification of Officers and Directors

Our memorandum and articles of association provide that, subject to certain limitations, the company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

Our memorandum and articles of association permits us to purchase and maintain insurance on behalf of any officer or director who at the request of the company is or was serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability as provided in the memorandum and articles of association. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. We believe that these provisions and the insurance are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Qualification

A director is not required to hold shares as a qualification to office.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company.  None of our directors currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Compensation

Director Compensation

Mr. Bimal Raizada will receive cash compensation of $50,000 for each calendar year of his service as a director and cash compensation of $5,250 for each calendar year of service as chairman of the Audit Committee, each on a pro-rated basis.

Commencing upon the consummation of this offering, each of Messrs. Neal Cravens and Daryl Brewster will receive cash compensation of $55,000 and that number of ordinary shares having a value of $55,000 based on the fair market value of such ordinary shares on the grant date for each calendar year of service as a director, each on a pro-rated basis. We will have the option to repurchase such ordinary shares at cost, and this option will lapse with respect to 1/36th of such ordinary shares each month after the grant date (such that the repurchase option shall fully lapse on the third anniversary of the grant).  In the event that either Messrs. Cravens or Brewster ceases to be a director, we will repurchase all of the ordinary shares that remain subject to repurchase option.

In addition, Mr. Raizada will receive cash compensation of $3,125 for each year of his service as chairman of the Compensation Committee, and Mr. Raizada will receive cash compensation of $3,125 for each year of his service as chairman of the Nominating Committee, each on a pro-rated basis.

We did not pay any compensation to any of our directors for their services as directors of ANFI during fiscal 2012.

Officer Compensation

The following table sets forth all of the compensation paid by us or our significant subsidiaries in fiscal 2012 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during fiscal 2012):

Name and Principal Position	Salary ($)	Bonus ($)	Options ($)	Total ($)
Karan A. Chanana	242,617	—	—	242,617
Ritesh Suneja(1)	—	—	—	—
Protik Guha	72,679	—	—	72,679

(1) Mr. Suneja became our Chief Financial Officer in April 2012.

Retirement Benefits

During fiscal 2012, we accrued $67,179 for post-employment benefits through defined contribution and defined benefit plans for our employees and directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus for:

•                  each person known to us to own beneficially more than 5% of our ordinary shares;

•                  each of our directors and officers who beneficially own our ordinary shares; and

•                  all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. The number of shares set forth below assumes the effectiveness of a     -for-     stock split of our ordinary shares which will take place immediately prior to the consummation of this offering. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them.  The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this prospectus. Percentage of beneficial ownership is based on                          ordinary shares outstanding prior to this offering and                            shares outstanding after completion of this offering (assuming the effectiveness of a     -for-     stock split of our ordinary shares), and further assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

Unless otherwise noted below, the address of each director and executive officer shown in the table below is 54, Prakriti Marg, M.G. Road; New Delhi 110030 India.

Name of Beneficial Owner	Beneficial Ownership of our Ordinary Shares (1)	Percentage of Class Prior to this Offering (1)	Percentage of Class Following this Offering (1)
Karan A. Chanana(1)	—	100%		%
Ritesh Suneja	—	—	—
Protik Guha	—	—	—
Bimal Raizada(2)	—	—	—
All directors and officers as a group (four persons)		100%		%

(1)        Karan A. Chanana’s business address is 29E, A.U. Tower; Jumeirah Lake Towers Dubai, UAE.

(2)        Bimal Raizada’s business address is L 32/7 DLF City II, Gurgaon 122 002, India.

RELATED PARTY TRANSACTIONS

Our Related-Party Transaction Policies

We have conducted our related-party transactions on normal commercial terms that are fair and reasonable and in the interests of our shareholders as a whole.  We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties.  Subsequent to this offering, we expect that our related-party transactions will continue to be conducted on the same basis.  However, upon the completion of this offering, our related-party transactions will be subject to the review and approval of the audit committee of our board of directors.  The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

Transactions During the Fiscal Years Ended March 31, 2010, 2011 and 2012

We and our subsidiaries have entered into transactions with certain related parties, primarily with entities controlled by or where significant influence is exercised by Karan A. Chanana, our Chairman and Chief Executive Officer, or his family members. These transactions, which include loans and advances, issuances of securities, and purchases and sales of goods and raw materials, were conducted in the normal course of operations and are transacted at the exchange amount agreed to by the related parties. The aggregate amounts and nature of related transactions conducted in the fiscal years ended March 31, 2010, 2011 and 2012, including interest incurred, are summarized as follows:

(Amount in $ million)

Transactions during the year ended	March 31, 2010	March 31, 2011	March 31, 2012
Loans received	1.2	0.4	0.8
Loans repaid	0.1	0.3	0.9
Advances made	2.8	3.2	1.0
Advances received	0.3	1.0	0.3
Contributed rent	—	—	.0036
Issuance of unregistered securities	5.5	—	—
Purchases of goods	0.3	2.6	8.7
Sales of goods	9.5	3.4	4.2

Loans and advances

We received an aggregate of $2.4 million in loans from affiliates of Karan Chanana over the course of fiscal 2010, 2011 and 2012, of which $1.3 million has been repaid. These loans were primarily short term loans for working capital. As of March 31, 2012, $1.1 million remains outstanding. These loans are unsecured, have no fixed terms of repayment, and bear interest at a weighted average rate of zero in fiscal 2010, and 11.6% fiscal 2011 and 2012.

Our subsidiaries advanced an aggregate of $7.0 million to entities controlled by affiliates of Karan Chanana and his family members over the course of fiscal 2010, 2011 and 2012. These advances were for trade purposes, which have generally been settled through delivery of goods during the fiscal year in which they were made. As of March 31, 2012, $2.3 million remains outstanding in respect of advances not yet settled. No loans or advances are outstanding from Karan Chanana or from any affiliates controlled by him.

Contributed rent

Contributed rent relates to rent paid by Amira India to Karan Chanana and Anil Chanana, Karan Chanana’s father, as lessors. Amira India leases its corporate and registered offices in India from Karan Chanana and Anil Chanana, respectively. The leases are effective for a period of 11 months, subject to renewal on mutually acceptable terms.

Issuance of unregistered securities

During the fiscal year ended March 31, 2010, Amira India issued an aggregate of 2,299,615 equity shares to Amira Enterprises Limited, an affiliate of Karan Chanana. Of this amount, 765,000 shares were issued at a per share price of $1.45, for an aggregate consideration of $1.1 million, and 1,534,615 shares were issued at a per share price of $2.89, for an aggregate consideration of $4.4 million.

Purchases and sales of goods

During fiscal 2010, 2011 and 2012, our subsidiaries sold and purchased rice, semi-finished rice and palm oil to and from certain affiliates of Karan Chanana. Purchases totaled $0.3 million, $2.6 million and $8.7 million in fiscal 2010, 2011 and 2012, respectively. Sales to affiliates of rice and palm oil during fiscal 2010, 2011 and 2012 totaled $9.5 million, $3.4 million and $4.2 million, respectively.

DESCRIPTION OF SHARE CAPITAL

General

We are a BVI business company (company number 1696278) incorporated on February 20, 2012 and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI.

Our amended and restated memorandum and articles of association that will be in effect upon the completion of this offering authorizes the issuance of up to                  ordinary shares, $0.001 par value per share, and                            preferred shares, $0.001 par value per share.  As of the date of this prospectus, 100,000 ordinary shares were issued and outstanding, and no preferred shares were issued and outstanding.  Upon the completion of this offering, we will have                            ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment for additional shares, and no preferred shares issued and outstanding.

The following description of our share capital is qualified in its entirety by reference to our amended and restated memorandum and articles of association that will be in effect upon the completion of this offering, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Memorandum and Articles of Association

The following discussion describes our amended and restated memorandum and articles of association that will be in effect upon the completion of this offering

Objects and Purposes, Register, and Shareholders. Our objects and purposes are unlimited. Our register of shareholders will be maintained by our transfer agent, Continental Stock & Trust Company. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share.  Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such ordinary shares registered in its name.  The beneficial owners of the ordinary shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting rights in respect of the ordinary shares in accordance with their directions.

Directors’ Powers. Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, a company’s business and affairs are managed by, or under the supervision of, its directors, and directors generally have all powers necessary to manage a company. A director must disclose any material interest he has on any proposal, arrangement or contract. An interested director may vote on a transaction in which he has an interest.  The directors may cause us to borrow money or mortgage or charge our property or uncalled capital to issue debentures, debenture stock, and securities whenever money is borrowed or as security for any debt, liability or obligation of us or any third party.

Rights, Preferences and Restrictions of Ordinary Shares. Subject to the restrictions described under the section titled “Dividend Policy” above, our directors may authorize dividends at such time and in such amount as they determine. Each ordinary share is entitled to one vote. There are no cumulative voting rights. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. There are no sinking fund provisions applicable to our ordinary shares. Holders of our ordinary shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may repurchase our ordinary shares in certain circumstances.

Rights Preferences and Restrictions of Preferred Shares. Our memorandum and articles of association authorizes our board of directors to create and to issue up to five classes of preferred shares without shareholder approval with such designation, rights and preferences as may be determined by our board of directors.  We have five classes of preferred shares to give us flexibility as to the terms on which each class is issued since, under BVI law, all shares of a single class must be issued with the same rights and obligations. Our board of directors is empowered, without shareholder approval, to issue such preferred shares with dividend, liquidation, redemption, voting or other rights which could harm the voting power or other rights of the holders of ordinary shares or another class of preferred shares. Although we do not currently intend to issue any preferred shares, we may do so in the future.

Variation of the Rights of Shareholders. As permitted by the BVI Act and our memorandum of association, we may vary the rights attached to any class of shares only with the consent of not less than a majority of the votes of shareholders of that class who being so entitled attend and vote at the meeting of that class or with the written consent of a majority of all outstanding shares of that class, except where a greater majority is required under our memorandum and articles of association or the BVI Act. A greater majority is required in relation to a scheme of arrangement and may be required in relation to a plan of arrangement, as described under “Summary of Significant Provisions of BVI Law — Mergers, Consolidations and Similar Arrangements” below. For these purposes, the creation, designation or issuance of preferred shares with rights and privileges ranking equal to or in priority to an existing class of ordinary or preferred shares is deemed not to be a variation of the rights of such existing class and may be effected by resolution of directors without shareholder approval.

Shareholder Meetings. Our directors may call a meeting of shareholders whenever they see fit. Our shareholders may requisition our directors to hold a meeting upon the written request of shareholders entitled to exercise at least 30% of the voting rights. Under BVI law, the memorandum and articles of association may be amended to decrease but not increase the required percentage to call a meeting above 30%. At least ten days’ and not more than 60 days’ notice of the meeting is required. A meeting of shareholders held in contravention of this notice requirement is valid if shareholders holding not less than a 90%  majority of the total number of ordinary shares entitled to vote on all matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting is deemed to constitute a waiver. A majority of the shares entitled to vote at the meeting, present in person or by proxy, forms a quorum.

Dividends. Subject to the BVI Act and our memorandum and articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not required to pay dividends under BVI law. No dividend shall carry interest against us.

Rights of Non-Resident or Foreign Shareholders and Disclosure of Substantial Shareholdings. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Untraceable Shareholders. Under our memorandum and articles of association, we are entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) we have not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Transfer of Shares. Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve. Our memorandum and articles of association also state that shares may be transferred by means of a  system utilized for the purposes of holding and transferring ordinary shares, or a “Relevant System,” and that the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer Shares) shall act as agent of the Shareholders for the purposes of the transfer of any Shares transferred by means of the Relevant System.

Anti-takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares by amending the memorandum and articles of association.

We intend to apply for the listing of our ordinary shares on the New York Stock Exchange under the symbol “ANFI.”

Summary of Significant Provisions of BVI Law

As noted below, the BVI Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some of the other significant provisions of the BVI Act applicable to us.

Mergers, Consolidations and Similar Arrangements. The BVI Act provides for mergers as that expression is understood under U.S. corporate law. Under the BVI Act, two or more companies may either merge into one of such existing companies, or the surviving company, or consolidate with both existing companies ceasing to exist and forming a new company, or the consolidated company. The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent, but need not be) is set out in the BVI Act. The directors of the BVI company or BVI companies which are to merge or consolidate must approve a written plan of merger or consolidation which must also be approved by a resolution of a majority of the shareholders who are entitled to vote and actually vote at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The company must then execute articles of merger or consolidation, containing certain prescribed details. The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the BVI, or the Registrar. The Registrar then registers the articles of merger or consolidation and any amendment to the memorandum and articles of the surviving company in a merger or the memorandum and articles of association of the new consolidated company in a consolidation and issue a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the BVI Act in respect of the merger or consolidation). The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its amended memorandum and articles, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the amended memorandum and articles of any surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any shareholder, director, officer or agent thereof, is released or impaired by the merger; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by the merger; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the shareholder, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation.

If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a court approved plan of arrangement or scheme or arrangement in accordance with the BVI Act. The convening of the necessary shareholders meetings and subsequently the arrangement must be authorized by the BVI court. A scheme of arrangement requires the approval of 75% of the shareholders of each class who vote in person or by proxy at meetings of the holders of each class. If the effect of the scheme is different in relation to different shareholders, it may be necessary for them to vote separately in relation to the scheme, with it being required to secure the requisite approval level of each separate voting group. Under a plan of arrangement, a BVI court may determine what shareholder approvals are required and the manner of obtaining the approval.

Continuation into a Jurisdiction Outside the BVI. The BVI Act and our memorandum and articles of association provide that the company may by a resolution of directors or by a resolution of shareholders continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws. Where a company is continued under the laws of a jurisdiction outside the BVI, (a) the company continues to be liable for all of its claims, debts, liabilities and obligations that existed prior to its continuation, (b) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against the company or against any shareholder, director, officer or agent thereof, is released or impaired by its continuation as a company under the laws of the jurisdiction outside the BVI, (c) no proceedings, whether civil or criminal, pending by or against the company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the laws of the jurisdiction outside the BVI, but the proceedings may be enforced, prosecuted, settled or compromised by or against the company or against the shareholder, director, officer or agent thereof, as the case may be; and (d) service of process may continue to be effected on the registered agent of the company in the BVI in respect of any claim, debt, liability or obligation of the company during its existence as a company under the BVI Act

Poison Pill Defenses. Under the BVI Act, there are no provisions which specifically prevent the issuance of preferred shares or any such other “poison pill” measures. The memorandum and articles of association of the company authorize the directors to issue preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, as noted above under the BVI Act, a director in the exercise of his powers and performance of his duties is required to act honestly and in good faith in what the director believes to be the best interests of the company.

Directors. Our directors are appointed by our shareholders. However, the directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting.

There is nothing under the laws of the BVI which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. Our memorandum and articles of association do not provide for cumulative voting for such elections.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any of our directors. A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote. Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of an equality of votes, the chairman of the meeting shall have a second or deciding vote. Our board of directors also may pass resolutions without a meeting by unanimous written consent.

Indemnification of Directors. Our memorandum and articles of association provide that, subject to certain limitations, the company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

Directors and Conflicts of Interest. As noted in the table above, pursuant to the BVI Act and the company’s memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)           vote on a matter relating to the transaction;

(b)           attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)           sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholders’ Suits. The enforcement of the company’s rights will ordinarily be a matter for its directors.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the BVI Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles.

Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

The BVI Act provides for a series of remedies available to shareholders. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the court can issue a restraining or compliance order. Under the BVI Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. A shareholder also may, with the permission of the BVI court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. As noted above, the BVI court may only grant permission to bring a derivative action where the following circumstances apply:

•      the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

•      it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI court is also required to have regard to the following matters:

•      whether the shareholder is acting in good faith;

•      whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

•      whether the action is likely to proceed;

•      the costs of the proceedings; and

•      whether an alternative remedy is available.

Any shareholder of a company may apply to BVI court under the Insolvency Act, 2003 of the BVI, or the Insolvency Act, for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

Appraisal Rights. The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10%, or fewer of the issued shares of the company required by the holders of 90%, or more of the shares of the company pursuant to the terms of the Act; and (e) an arrangement, if permitted by the BVI court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely derived from English common law. Under the general English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

•      a company is acting or proposing to act illegally or beyond the scope of its authority;

•      the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained;

•      the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•      those who control the company are perpetrating a “fraud on the minority.”

Compulsory Acquisition. Under the BVI Act, subject to any limitations in a company’s memorandum or articles, shareholders holding 90% of the votes of the outstanding shares entitled to vote, and shareholders holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining shareholders. Upon receipt of such written instruction, the company is required to redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each shareholder whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A shareholder whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “Appraisal Rights” above.

Share Repurchases and Redemptions. As permitted by the BVI Act and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Depending on the circumstances of the redemption or repurchase, our directors may need to determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities. Our directors may only exercise this power on our behalf, subject to the BVI Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the New York Stock Exchange or any other stock exchange on which our securities are listed.

Inspection of Books and Records. Under the BVI Act, shareholders of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges given by the company if the company has elected to file such a register.

Under the BVI Act, a shareholder of a BVI company is entitled, on giving written notice to the company, to inspect:

(a)           the memorandum and articles of association;

(b)           the register of shareholders;

(c)           the register of directors; and

(d)           the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above.

However, subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Dissolution; Winding Up. As permitted by the BVI Act and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.

We also may be wound up in circumstances where we are insolvent in accordance with the terms of the Insolvency Act.

Anti-Money Laundering Laws. In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person. We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Exchange controls. We know of no BVI laws, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders holders who do not reside in the BVI.

Material Differences in BVI Law and our Amended and Restated Memorandum and Articles of Association and Delaware Law

Our corporate affairs are governed by our amended and restated memorandum and articles of association and the provisions of applicable BVI law, including the BVI Act and BVI common law. The BVI Act differs from laws applicable to U.S. corporations and their stockholders. The following table provides a comparison between certain statutory provisions of the BVI Act (together with the provisions of our memorandum and articles of association) and the Delaware General Corporation Law relating to shareholders’ rights. A brief summary of certain other provisions of the BVI Act and BVI law follows the table.

BVI	Delaware

Shareholder Meetings

• Held at a time and place as determined by the directors	• May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors

• May be held inside or outside the BVI	• May be held inside or outside Delaware

•      Under our memorandum and articles of association, a copy of the notice of any meeting shall be given not fewer than ten days and not more than 60 days before the date of the proposed meeting to those persons whose names appear in the register of shareholders on the date the notice is given and are entitled to vote at the meeting.

•      Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

Shareholder’s Voting Rights

• Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the shareholder	• Any person authorized to vote may authorize another person or persons to act for him by proxy

•      Quorum is fixed by our memorandum and articles of association, to consist of the holder or holders present in person or by proxy entitled to exercise at least a majority in aggregate of the voting rights of the classes or series of shares entitled to vote as a class or series thereon

•      The charter or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum

•      Under our memorandum and articles of association, subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

•      Changes in the rights attaching to any class of shares as set forth in the memorandum and articles of association require approval of not less than a majority of the issued and outstanding shares of that class who are entitled to attend and vote at the meeting of the class or with the written consent of a majority of all outstanding shares of that class, except where a greater percentage is required under our memorandum and articles of association or the BVI Act, provided that for these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority or equal to an existing class of preferred or ordinary shares shall be deemed not to be a variation of the rights of such existing class.

• Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders

• Our memorandum and articles of association do not provide for cumulative voting in the election of directors	• The memorandum and articles of association may provide for cumulative voting

•      All other matters to be decided upon by the shareholders require a majority vote of shareholders who being so entitled attend and vote at the general meeting, unless the BVI Act requires a higher majority. Our memorandum and articles of association also may be amended by resolution of directors without shareholder approval, including to create the rights, preferences, designations and limitations attaching to any blank check preferred shares.

Directors

• Board must consist of at least one member	• Board must consist of at least one member

• Maximum and minimum number of directors can be changed by an amendment to the articles of association, with such amendment being passed by a resolution of shareholders or a resolution of directors	• Number of board members shall be fixed by the by-laws, unless the charter fixes the number of directors, in which case a Change in the number shall be made only by amendment of the charter

•      Directors are appointed for one-year terms by the shareholders (as described under “Directors” below). However, the directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting

• Directors do not have to be independent	• Directors do not have to be independent

Fiduciary Duties

• Directors and officers owe fiduciary duties at both common law and under statute as follows:	• Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation.

• Duty to act honestly and in good faith in what the director believes to be in the best interests of the company;	• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

• Duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the BVI Act or the memorandum and articles of association;

• Duty to exercise the care, diligence and skill that a responsible director would exercise in the circumstances taking into account, without limitation:

• the nature of the company;

• the nature of the decision; and

• the position of the director and the nature of the responsibilities undertaken by him.

• The BVI Act provides that, a director of a company shall, immediately after becoming aware of the fact that he is interested in a	• Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.

transaction entered into, or to be entered into, by the company, discloses the interest to the board of the company. However, the failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the transaction was not required to be disclosed because the transaction is between the company and the director himself and is in the ordinary course of business and on usual terms and conditions. Additionally, the failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the shareholders and the transaction is approved or ratified by a resolution of shareholders entitled to vote at a meeting of shareholders or (b) the company received fair value for the transaction.

•      Pursuant to the BVI Act, and the company’s memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board he/she may:

• Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.

• vote on a matter relating to the transaction;

• attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

• sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholder’s Derivative Actions

Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the permission of the BVI court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant permission to bring a derivative action where the following circumstances apply:

•      In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

• the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and	• Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

• it is in the interests of the company that the conduct of the proceedings not be left to the	• Such action shall not be dismissed or compromised without the approval of the

directors or to the determination of the shareholders as a whole.	Chancery Court.

When considering whether to grant leave, the BVI Court is also required to have regard to the following matters:

• whether the shareholder is acting in good faith;

•      If we were a Delaware corporation, a shareholder whose shares were canceled in connection with our dissolution, would not be able to bring a derivative action against us after the ordinary shares have been cancelled.

• whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters;

• whether the action is likely to succeed;

• the costs of the proceedings in relation to the relief likely to be obtained; and

• whether another alternative remedy to the derivative action is available.

TAXATION

The following summary of the material BVI, Indian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.  This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this summary, references to “the company,” “we,” “us” and “our” refer to ANFI.

BVI Taxation

The BVI government will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders (who are not tax residents in the BVI).

The company and all distributions, interest and other amounts paid by the company to persons who are not tax residents in the BVI will not be subject to any income, withholding or capital gains taxes in the BVI, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable in the BVI by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the company.

Subject to the payment of stamp duty on any acquisition of real property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of incorporated companies owning real property in the BVI), all instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its security holders.

There is no income tax treaty or convention currently in effect between the U.S. and the BVI, although a Tax Information Exchange Agreement is in force.

Indian Taxation

Based on the fact that we are considered for Indian income tax purposes as a company domiciled abroad, any dividend income in respect of our ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The amendments do not currently define the term “substantially”. Further, the Finance Minister of India has recently clarified that these amendments would not override the provisions of the Double Taxation Avoidance Agreements, or DTAA’s, and that the amendments would impact only those cases where the transaction has been routed through low tax or no tax countries with which India does not have a DTAA. Therefore, we believe these amendments will not impact the tax residents of countries with which India has entered into DTAA’s, such as the United States of America, United Kingdom and Canada, although they remain subject to further clarification from Indian regulatory and tax authorities.

Further, dividend payments to us by our Indian subsidiaries are subject to withholding of dividend distribution tax in India, at an effective rate of 16.61%, including applicable cess (Indian education tax) and surcharge.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares covered by this prospectus.  The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ordinary shares pursuant to this offering and own and hold our ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not discuss the alternative minimum tax. In addition, this discussion does not address U.S. federal income tax consequences to holders that are subject to special rules, including:

•                  financial institutions or financial services entities;

•                  broker-dealers;

•                  persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•                  tax-exempt entities (including private foundations);

•                  governments or agencies or instrumentalities thereof;

•                  insurance companies;

•                  individual retirement accounts or other tax-deferred accounts;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  certain expatriates or former long term residents of the United States;

•                  persons that directly, indirectly or constructively own 5% or more of our voting shares;

•                  persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•                  persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•                  persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships that hold our ordinary shares should consult their tax advisors.  This discussion also assumes that any distribution made (or deemed made) by us in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, future legislation, regulations, administrative rulings or court decisions may affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as dividend income the amount of any cash distribution paid on our ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares.  Any remaining excess will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, such dividends may be subject to U.S. federal income tax at the lower applicable long term capital gains tax rate (see “—Taxation on the Sale or Other Taxable Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the New York Stock Exchange. Although we intend to apply for the listing of our ordinary shares on the New York Stock Exchange, we cannot guarantee the application will be approved or, if approved, such shares will continue to be listed and traded on the New York Stock Exchange. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.  For taxable years beginning on or after January 1, 2013, the U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the marginal U.S. federal income tax rates generally applicable to ordinary income.

Taxation on the Sale or Other Taxable Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. As a result, non-corporate U.S. Holders that are on a calendar year and purchase ordinary shares pursuant to this offering are not expected to qualify for the 15% maximum rate on long term capital gains on a disposition of our ordinary shares under current law. The deductibility of capital losses is subject to various limitations.

If an Indian tax applies to any income arising from the sale of our ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Indian tax applies to any such income, a U.S. Holder may be entitled to certain benefits under the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S.-India Tax Treaty”), if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-India Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Indian tax and their eligibility for the benefits of the U.S.-India Tax Treaty.

Additional Taxes After 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own, directly or indirectly, at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own, directly or indirectly, at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries after the completion of this offering, we do not anticipate that we will be treated as a PFIC for our current taxable year or in the foreseeable future.  However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules with respect to:

•                  any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•                  any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•                  the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•                  the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•                  the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•                  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us.  Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election.  However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future, or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S.

Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a “purging election” with respect to such ordinary shares. The purging election generally creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as “marketable stock” for U.S. federal income tax purposes, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the SEC, including the New York Stock Exchange, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Although we intend to apply for the listing of our ordinary shares on the New York Stock Exchange, we cannot guarantee the application will be approved, or, if approved, such shares will continue to be listed and traded on the New York Stock Exchange. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC.  However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will be able to cause the lower-tier PFIC to provide the required information.  A mark-to-market election would not be available with respect to such a lower-tier PFIC.  U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder with respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. Pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long term or short term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

In addition, backup withholding of U.S. federal income tax at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our ordinary shares, and we make no prediction as to the effect, if any, that market sales of our ordinary shares or the availability of our ordinary shares for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of equity securities.

Upon the completion of this offering, we will have an aggregate of      ordinary shares outstanding, assuming no exercise of the underwriters’ over-allotment option. Of the outstanding ordinary shares, all of the ordinary shares sold in this offering, plus any additional ordinary shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any ordinary shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), may only be sold in compliance with the limitations described below. After this offering,          ordinary shares will be deemed “restricted securities” as defined in Rule 144.  Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rule 144 and Rule 701, the restricted shares will be available for sale in the public market as follows:       ordinary shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, subject to extension in certain circumstances.

Lock-up Agreements

Our executive officers, directors and all holders of our outstanding ordinary shares immediately prior to the completion of this offering have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares without the prior written consent of UBS Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days from the date of this prospectus, subject to certain exceptions.

The 180 day restricted period described above is subject to extension such that, in the event that either, if prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180 day restricted period, then the restrictions on offers, pledges, sales, agreements to sell or other dispositions of ordinary shares or securities convertible into or exchangeable or exercisable for ordinary shares described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release occurs.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144.  If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•                  1% of the number of ordinary shares then outstanding, which will equal approximately     shares immediately after this offering; or

•                  the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

UNDERWRITING

We are offering the ordinary shares described in this prospectus through the underwriters named below. UBS Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of this offering and the representatives of the underwriters.  We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of our ordinary shares listed next to its name in the following table:

Underwriters	Number of Shares
UBS Securities LLC
Deutsche Bank Securities Inc.
Total

The underwriting agreement provides that the underwriters must buy all of the ordinary shares if they buy any of them. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

Our ordinary shares are offered subject to a number of conditions, including:

•                  receipt and acceptance of our ordinary shares by the underwriters, and

•                  the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of             additional ordinary shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ordinary shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per ordinary share from the public offering price. Sales of ordinary shares made outside the United States may be made by affiliates of the underwriters. If all the ordinary shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the ordinary shares at the prices and upon the terms stated therein.

The following table shows the per ordinary share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	No exercise	Full exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $               , including a consulting fee payable in connection with our corporate reorganization and this offering, to Shree Capital Advisors Ltd., a consulting and advisory firm, equal to approximately 2.0% of the total size of this offering and the reimbursement of all expenses incurred in connection with such engagement. Mr. Rahul Nayar is a managing director of Shree Capital Advisors Ltd. and is the brother-in-law of Mr. Chanana, our Chairman and Chief Executive Officer.

No Sales of Similar Securities

We, our executive officers, directors and the holders of substantially all of our ordinary shares have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or publicly disclose the intention to make any offer, sale, pledge or disposition or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. These restrictions will be in effect for a period of 180 days after the date of this prospectus, subject to extension in the circumstances described in the paragraph below. At any time and without public notice, UBS Securities LLC and Deutsche Bank Securities Inc., may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Notwithstanding the foregoing, if prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

New York Stock Exchange Listing

We intend to apply for the listing of our ordinary shares on the New York Stock Exchange under the symbol “ANFI.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares, including:

•                  stabilizing transactions;

•                  short sales;

•                  purchases to cover positions created by short sales;

•                  imposition of penalty bids; and

•                  syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These transactions may also include making short sales of our ordinary shares, which involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ordinary shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•                  the information set forth in this prospectus and otherwise available to the representative;

•                  our history and prospects and the history of, and prospects for, the industry in which we compete;

•                  our past and present financial performance and an assessment of our management;

•                  our prospects for future earnings and the present state of our development;

•                  the general condition of the securities markets at the time of this offering;

•                  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•                  other factors deemed relevant by the underwriters and us.

Affiliations

Certain of the underwriters and their affiliates may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to us or our subsidiaries, for which they may in the future receive, customary fees and expenses.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)         to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)         by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Bookrunner for any such offer; or

(c)          in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

Legal matters with respect to United States law will be passed upon for us by Loeb & Loeb LLP, New York, New York.  The validity of the ordinary shares and other legal matters in connection with this offering with respect to BVI law will be passed upon for us by Walkers, Tortola, British Virgin Islands.  Legal matters in connection with this offering with respect to Indian law will be passed upon for us by Amarchand & Mangaldas & Suresh A. Shroff & Co., New Delhi, India.  Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has acted as counsel to the underwriters in this offering.  Legal matters with respect to Indian law will be passed upon for the underwriters by Luthra & Luthra Law Offices, New Delhi, India.

EXPERTS

Our audited consolidated financial statements in this prospectus and elsewhere in the registration statement have been included in reliance upon the report of Grant Thornton India LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares offered by this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement.  For further information about us and about the ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20 F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. SEC registration fee	$

Financial Industry Regulatory Authority filing fee	5,500

New York Stock Exchange listing fee

Legal fees and expenses

Accounting fees and expenses

Printing fees

Other fees and expenses

Total	$

All amounts are estimated, except the U.S. SEC registration fee, the New York Stock Exchange listing fee and the FINRA filing fee.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd.)

We have audited the accompanying consolidated statements of financial position of Amira Pure Foods Private Limited, (predecessor to Amira Nature Foods Ltd.), and subsidiaries (collectively “the Company”) as of March 31, 2012, 2011, 2010 and April 1, 2009 and the related consolidated income statements, consolidated statements of other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amira Pure Foods Private Limited (predecessor to Amira Nature Foods Ltd.) and subsidiaries as of March 31, 2012, 2011, 2010 and April 1, 2009 and the results of their operations and their cash flows for each of three years ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

/s/ Grant Thornton India LLP

Grant Thornton India LLP

New Delhi, India

June 15, 2012

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Consolidated statements of financial position

		As at
	Notes	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
ASSETS
Non-current
Intangible assets	6	$58,803	$405,526	$410,110	$360,578
Property, plant and equipment	7	12,592,461	30,037,554	30,531,756	25,520,950
Other long term assets	8	535,685	748,479	327,825	580,168
Non-current assets		$13,186,949	$31,191,559	$31,269,691	$26,461,696

Current
Inventories	9	$77,843,505	$145,998,721	$143,171,658	$141,620,690
Trade receivables	10	24,997,199	30,787,302	54,621,772	37,175,413
Derivative financial instruments		—	895,624	1,838,365	2,239,129
Prepayments	11	1,741,717	5,082,478	7,159,907	6,965,302
Current tax assets (net)		—	—	260,748	—
Other current assets	12	3,127,026	4,657,005	8,603,245	9,222,351
Cash and cash equivalents	13	972,636	456,269	8,200,695	8,368,256
Current assets		108,682,083	187,877,399	223,856,390	$205,591,141
Total assets		$121,869,032	$219,068,958	$255,126,081	$232,052,837

EQUITY AND LIABILITIES
Equity
Share capital	14	$2,047,425	$2,546,542	$2,546,542	$2,546,542
Securities premium		3,717,956	8,757,684	8,757,683	8,757,683
Reserve for available for sale financial assets		(103,757)	(11,844)	15,523	(31,712)
Currency translation reserve		—	3,275,426	3,085,147	(2,419,710)
Actuarial loss)/ gain reserve		(9,714)	(16,463)	(15,146)	12,380
Capital redemption reserve		385,983	385,983	385,982	385,983
Retained earnings		12,854,810	18,077,416	24,489,065	36,433,303
Total equity		$18,892,703	$33,014,744	$39,264,796	$45,684,469

Liabilities
Non-current liabilities
Employee benefit obligations	20	$56,478	$83,149	$119,377	$178,497
Debt	17	157,115	91,765	10,747,705	7,344,938
Deferred tax liabilities	18	951,153	2,567,586	4,173,694	4,821,503
Total non-current liabilities		$1,164,746	$2,742,500	$15,040,776	$12,344,938

Current liabilities
Trade payables	15	$14,779,612	$41,066,957	$47,669,620	$21,302,059
Debt	17	79,945,978	139,915,517	150,257,913	134,410,915
Current tax liabilities(net)		1,368,130	164,821	—	1,942,637
Derivative financial instruments		3,229,346	—	—	—
Advances received against subscription of shares	16	1,019,844	—	—	—
Other current liabilities	15	1,468,673	2,164,419	2,892,976	16,367,819
Current liabilities		$101,811,583	$183,311,714	$200,820,509	$174,023,430
Total liabilities		$102,976,329	$186,054,214	$215,861,285	$186,368,368
Total equity and liabilities		$121,869,032	$219,068,958	$255,126,081	$232,052,837

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Consolidated income statements

		For the year ended
	Notes	March 31, 2010	March 31, 2011	March 31, 2012
Revenue		$201,663,883	$255,011,121	$328,979,799
Other income	19	1,834,506	2,147,141	637,383
Cost of material		(210,580,278)	(234,707,437)	(270,259,623)
Change in inventory of finished goods		37,612,653	28,688,934	6,667,730
Employee expenses	20	(1,925,734)	(2,413,584)	(2,844,454)
Depreciation and amortization		(844,626)	(1,915,934)	(2,089,738)
Freight, forwarding and handling expenses		(5,282,320)	(10,775,383)	(13,990,863)
Other expenses	21	(7,282,069)	(9,771,151)	(10,568,202)
		$15,196,015	$26,263,707	$36,532,032
Finance costs	22	(12,670,922)	(19,676,559)	(21,786,007)
Finance income	22	72,770	164,853	303,036
Other financial items	23	5,392,277	2,607,924	1,032,599
Profit before tax		$7,990,140	$9,359,925	$16,081,660
Income tax expense	18	(2,767,534)	(2,948,276)	(4,137,422)
Profit for the year attributable to equity shareholders		$5,222,606	$6,411,649	$11,944,238
Earnings per share
-Basic and diluted earnings per share	24	$0.47	$0.49	$0.92

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Consolidated statements of other comprehensive income (loss)

	For the year ended
	March 31, 2010	March 31, 2011	March 31, 2012
Profit for the year	$5,222,606	$6,411,649	$11,944,238
Other comprehensive income
Available for sale financial assets
-Current year gains	159,738	72,316	(47,016)
-Reclassification to profit and loss	(22,107)	(31,805)	(22,905)
-Income tax	(45,718)	(13,144)	22,686
Actuarial gain/(loss) reserve
-Current year gains/(loss)	(10,106)	1,949	40,747
-Income tax	3,357	(632)	(13,221)
Exchange differences on translation of foreign operations	3,275,426	(190,279)	(5,504,857)
Other comprehensive income (loss) for the year, net of tax	$3,360,590	$(161,595)	$(5,524,566)
Total comprehensive income for the year attributable to equity shareholders	$8,583,196	$6,250,054	$6,419,672

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Consolidated statements of change in equity

Equity attributable to shareholders of the Group

	Share Capital			Reserve for available for	Currency	Actuarial	Capital		Total
	No. of shares	Amount	Securities premium	sale financial assets	translation reserve	gain/(loss) reserve	redemption reserve	Retained earnings	attributable to shareholders
Balance as at April 1, 2009	10,680,360	$2,047,425	$3,717,956	$(103,757)	$—	$(9,714)	$385,983	$12,854,810	$18,892,703
Issue of shares	2,299,615	499,117	5,039,727	—	—	—	—	—	5,538,844
Transactions with owners	2,299,615	499,117	5,039,727	—	—	—	—	—	5,538,844
Profit for the year	—	—	—	—	—	—	—	5,222,606	5,222,606
Other comprehensive income:
Currency translation adjustment	—	—	—	—	3,275,426	—	—	—	3,275,426
Current year gains(net of taxes)	—	—	—	91,913	—	(6,749)	—	—	85,164
Total comprehensive income for the year	—	—	—	91,913	3,275,426	(6,749)	—	5,222,606	8,583,196
Balance as at March 31, 2010	12,979,975	$2,546,542	$8,757,683	$(11,844)	$(3,275,426)	$16,463	$385,983	$18,077,416	$33,014,743
Transactions with owners	—	—	—	—	—	—	—	—	—
Profit for the year	—	—	—	—	—	—	—	6,411,649	6,411,649
Other comprehensive income:
Currency translation adjustment	—	—	—	—	(190,279)	—	—	—	(190,279)
Current year gains(net of taxes)	—	—	—	27,367	—	1,317	—	—	28,684
Total comprehensive income for the year	—	—	—	27,367	(190,279)	1,317	—	6,411,649	$6,250,054
Balance as at March 31, 2011	12,979,975	$2,546,542	$8,757,683	$15,523	$3,085,147	$(15,146)	$385,983	$24,489,065	$39,264,797
Transactions with owners	—	—	—	—	—	—	—	—	—
Profit for the year	—	—	—	—	—	—	—	11,944,238	11,944,238
Other comprehensive income:						—
Currency translation adjustment	—	—	—	—	(5,504,857)	—	—	—	(5,504,857)
Current year gains(net of taxes)	—	—	—	(47,235)	—	27,526	—	—	(19,709)
Total comprehensive income for the year	—	—	—	(47,235)	(5,504,857)	27,526	—	11,944,238	$6,419,672
Balance as at March 31, 2012	$12,979,975	$2,546,542	$8,757,683	$(31,712)	$(2,419,710)	$12,380	$385,983	$36,433,303	$45,684,469

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Consolidated statements of cash flows

		For the year ended
	Notes	March 31, 2010	March 31, 2011	March 31, 2012
(A) Cash flow from operating activities
Profit before tax		$7,990,140	$9,359,925	$16,081,660
Adjustments for non-cash items	27	(3,969,338)	1,088,243	3,125,793
Changes in operating assets and liabilities	27	(48,384,869)	(21,904,408)	(15,744,410)
Adjustment for non-operating expenses	27	9,393,783	14,773,573	16,943,347
		$(34,970,284)	$3,317,333	$20,406,390
Taxes paid		(2,766,862)	(1,771,923)	(512,071)
Net cash generated from/(used in) operating activities		$(37,737,146)	$1,545,410	$19,894,319

(B) Cash flow from investing activities
Purchase of property, plant and equipment		$(5,162,790)	$(1,742,906)	$(858,941)
Purchase of intangible assets		(342,627)	(52,477)	(51,745)
Proceeds from sale of property, plant and equipment		458,099	31,727	8,241
Proceeds from the sale of short term investments		587,220	49,564	78,504
Net (addition)/deletion of long term assets		(121,382)	408,865	(288,300)
Purchase of short term investments		(411,783)	(87,215)	(183,031)
Interest income		72,770	164,852	303,036
Net cash used in investing activities		$(4,920,493)	$(1,227,590)	$(992,236)

(C) Cash flows from financing activities
Proceeds from issue of shares		5,538,844	—	—
Proceeds from short term debt		45,623,559	11,420,194	$3,687,642
Proceeds from long term debt		74,484	18,340,340	245,295
Repayment of long term debt		(160,190)	(7,794,436)	(2,428,149)
Interest paid		(9,164,486)	(14,557,840)	(17,248,517)
Net cash generated from/(used in) financing activities		$41,912,211	$7,408,258	$(15,743,729)
Net increase/(decrease) in cash and cash equivalents		$(745,428)	$7,726,078	$3,158,354
Cash and cash equivalents at the beginning of the year		972,636	456,269	8,200,695
Effect of change in exchange rate on cash and cash equivalents		229,061	18,348	(2,990,793)
Cash and cash equivalents at the end of the year (refer to note 13 for details of Cash and cash equivalents)		$456,269	$8,200,695	$8,368,256

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Notes to the consolidated financial statements

1.              Nature of operations

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd) (“APFPL” or “the Company”) and its subsidiaries (hereinafter together referred to as “Amira” or “the Group”) are engaged primarily in the business of processing and trading packaged Indian specialty rice, primarily basmati rice, and other food products. The Group sells goods to international buyers (located in Asia Pacific, Europe, and the Middle East and North Africa, or “MENA”, and North America) and distributors and retail chains in India. The Group’s rice processing plant is located in Gurgaon, India.

APFPL is the Group’s ultimate parent company. APFPL is a “Company limited by shares”, which was incorporated on December 20, 1993 and is domiciled in India. The registered office of the Company is located at B-1/E-28, Mohan Co-operative Industrial Estate, New Delhi - 110044.

The Group is intending to restructure its business to create a holding company outside India for the purpose of making an initial public offering in United States of America (“USA”) and thereafter listing it shares on the New York Stock Exchange in the USA. As part of the restructuring plan, the Group incorporated Amira Nature Foods Ltd, (“Amira BVI”) in the British Virgin Islands on February 20, 2012 whose shares will be offered and listed in the above referred offering.  Prior to this offering Amira BVI has had no business operations and all of its shares are held by the majority shareholders of the Group. Amira BVI, through its wholly owned subsidiary in Mauritius, will enter into a share subscription agreement with APFPL requiring APFPL to issue to the Mauritian company such number of equity shares that enable Amira BVI to have control over the Group. Accordingly, APFPL is considered to be the predecessor to Amira BVI, and APFPL’s consolidated financial statements are being included in the registration statement of Amira BVI. Following this offering, the Group’s financial statements will be consolidated with that of Amira BVI.

2.              General information and statement of compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). These are the Group’s first financial statements prepared in accordance with IFRS (see note 3 for explanation of the transition to IFRS).

3.              Transition to IFRS

The Group comprises several entities (as further described in note 5.2) some of which present financial statements in accordance with the respective local Generally Accepted Accounting Principles (“GAAP”) applicable in countries in which these entities operate. These are the first IFRS financial statements of the Group as defined under IFRS 1: First-time Adoption of International Financial Reporting Standards (“IFRS 1”) and accordingly, the conversion from the respective local GAAP to IFRS has been done in accordance with the requirements of IFRS 1. However, as the Group has previously not prepared consolidated financial statements, reconciliations from the previous GAAP have not been presented in accordance with paragraph 38 of IFRS 1.

For the purpose of these consolidated financial statements, the effective date of transition to IFRS is April 1, 2009. As required by IFRS 1, the Group has applied all IFRS standards and interpretations that are effective for the first IFRS consolidated financial statements for the year ended March 31, 2012, consistently and retrospectively for all years presented. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the respective local GAAP financial statements (where presented) as at April 1, 2009, are recognized directly in “retained earnings” in equity at the date of transition to IFRS, except for revaluation of investment in mutual funds/securities which are recorded separately in Available for sale reserve. However, IFRS 1 provides mandatory and optional exemptions of which the Group has applied the following, on transition to IFRS in these consolidated financial statements.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Retirement benefit obligations

The Group has applied the exemption under IFRS 1 relating to the disclosure of the present value of defined benefit obligations for the current and previous four annual periods. In accordance with the exemption such disclosure has been made only for the accounting periods prospectively from the date of transition to IFRS, (i.e. April 1, 2009).

Currency translation reserve

The Group has deemed the foreign currency translation differences at the date of transition to be zero. After the date of transition, translation differences arising on translation of foreign operations are recognized in consolidated statements of other comprehensive income and included in a separate “currency translation reserve” within equity.

Estimates

The Group has used estimates under IFRS that are consistent with those applied under previous GAAP (with adjustment for accounting policy differences).

4.              Standards issued but not yet effective

Summarised in the paragraphs below are standards, interpretations or amendments that have been issued prior to the date of approval of these consolidated financial statements and will be applicable for transactions in the Group but are not yet effective. These have not been adopted early by the Group and accordingly, have not been considered in the preparation of the consolidated financial statements of the Group.

Management anticipates that all of these pronouncements will be adopted by the Group in the first accounting period beginning after the effective date of each of the pronouncements. Information on the new standards, interpretations and amendments that are expected to be relevant to the Group’s consolidated financial statements is provided below.

•         IFRS 9 Financial Instruments

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety, with the replacement standard to be effective for annual periods beginning January 1, 2015. Management has yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, management does not expect to implement IFRS 9 until all of its chapters have been published and can comprehensively assess the impact of all changes.

Consolidation Standards

A package of consolidation standards are effective for annual periods beginning on or after January 1, 2013. Information on these new standards is presented below. These amendments are not expected to have any impact on the entities being consolidated and method of consolidation for the Group. However management has yet to evaluate any additional disclosure requirements that may arise because of these amendments.

•         IFRS 10 Consolidated Financial Statements

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation — Special Purpose Entities. IFRS 10 revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

•        IFRS 11 Joint Arrangements

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors in joint arrangements with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

•         IFRS 12 Disclosure of interest in other entities

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

•         Consequential amendments to IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures

IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

•         IFRS 13 Fair Value Measurement

IFRS 13 does not affect which items are required to be measured by fair-value, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013.  Management has yet to assess the impact of this new standard.

•         Amendment to IAS 1 Presentation of Financial statements

The amendments to IAS 1 require an entity to group items presented in consolidated statements of other comprehensive income into those that, in accordance with other IFRSs:

(a) will not be reclassified subsequently to profit or loss, and

(b) will be reclassified subsequently to profit or loss when specific conditions are met.

The amendments are applicable for annual periods beginning on or after July 1, 2012. Management expects this will change the current presentation of items in consolidated statements of other comprehensive income; however, it will not affect the measurement or recognition of such items.

•         Amendments to IAS 19 Employee Benefits

The amendments to IAS 19 include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:

• eliminate the “corridor method,” requiring entities to recognize all gains and losses arising in the reporting period;

• streamline the presentation of changes in plan assets and liabilities; and

• enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013.  Management does not expect that the impact of this amendment to be significant.

5.              Summary of significant accounting policies

5.1.                         Overall considerations

The consolidated financial statements have been prepared on a going concern basis. The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below.

5.2.                         Basis of consolidation

The Group’s consolidated financial statements include financial statements of APFPL and all of its subsidiaries for the years ended March 31, 2010, 2011 and 2012. Subsidiaries are all entities over which the Group has the power to

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012 control the financial and operating policies. APFPL obtains and exercises control through more than half of the voting rights or by the power to govern the financial and operating policies of the entity.

Unrealized gains and losses on transactions between Group companies are eliminated. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Subsidiary entities considered for consolidation are as follows:

Name of the Entity	Date of incorporation	Country of Incorporation	Group Shareholding (%)	Parent Company

Amira Foods Pte Limited	September 25, 2007	Singapore	100%	Amira Pure Foods Private Limited
Amira Foods Inc.	October 16, 2008	United States of America	100%	Amira Pure Foods Private Limited
Amira C Foods International DMCC	November 1, 2009	United Arab Emirates	100%	Amira Pure Foods Private Limited

Amira Foods (Malaysia) SDN. BHD.	May 23, 2008	Malaysia	100%	Amira Foods Pte Limited
Amira G Foods Limited	April 1, 2011	United Kingdom	100%	Amira C Foods International DMCC

5.3.                         Foreign currency translation

The consolidated financial statements are presented in U.S. Dollars. Though the functional currency of the parent company is the Indian Rupee (Rs.), the Group chose U.S. Dollars as its presentation currency to maintain comparability with other market participants.  The functional currency of each entity has been determined on the basis of primary economic environment in which each entity of the Group operates.

A currency other than the functional currency of entities within the Group is a foreign currency.  Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the dates of the applicable transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the statement of financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the consolidated income statements. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the applicable transaction.

In the Group’s consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than U.S. Dollars are translated into U.S. Dollars upon consolidation. The functional currency of the entities in the Group has remained unchanged during the reporting periods.

On consolidation, assets and liabilities have been translated into U.S. Dollars at the closing rate at the statement of financial position date. Income and expenses have been translated into the Group’s presentation currency at the average rate over the reporting period. Exchange differences are recognized in the “Currency Translation Reserve” equity.

5.4.                         Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of consideration received, excluding discounts, rebates, and taxes. The following specific revenue recognition criteria are also met before revenue is recognized.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Sale of goods

Revenue from sale of goods is recognized when the significant risks and rewards of ownership of goods have passed to the buyer, usually on delivery of goods.

Interest and dividend income

Interest income is reported on an accrual basis using the effective interest method. Dividend income is recognized at the time the right to receive payment is established.

5.5.                         Inventory

Inventory is valued at the lower of cost and net realizable value.

Raw materials, stores and spares, packaging materials and purchased finished goods

Cost comprises purchase price, expenses incurred to bring inventory to its present location and related taxes net of tax credit available, if any, and includes storage cost and interest, as paddy is required to be stored for a substantial period of time for natural ageing process. Cost of closing inventory is determined on a first in first out basis.

Manufactured finished goods and work in progress

Cost includes direct materials and manufacturing expenses incurred to bring inventories to their present location and condition. Cost of closing inventory includes interest, as rice is required to be stored for a substantial period of time for natural ageing process.

5.6.                         Intangible assets

The Intangible assets of the Group consists of trademarks.

Trademarks are capitalized as and when expenditure is made in connection to the same and are amortized on a straight line basis over their estimated useful lives. Residual values and useful lives of intangible assets are reviewed at each reporting date.

Management’s estimate of the useful life of trademarks is 10 years.

5.7.                         Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, if any.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statements within “Other Income” in the year the asset is derecognized.

The asset’s residual values, useful lives and methods are reviewed by management, and adjusted if appropriate, at each reporting date.

Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by management.  Depreciation is computed using the straight line method of depreciation.  The useful lives estimated by management are as follows:

Building	25 years
Plant and machinery	3-20 years
Office and equipment	3-6 years
Furniture and fixtures	5-6 years
Vehicles	5 years

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

5.8.                         Leases

Operating Leases are considered to be leases where substantial risks and rewards related to ownership of the leased asset are retained with the lessor.  Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

5.9.                         Impairment testing of intangible assets and property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level.

All individual assets or cash-generating units are reviewed at each reporting date to determine whether there is any indication that those assets or units have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset or unit is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognized as an expense in the consolidated income statements. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

5.10.                  Debt costs

Debt costs primarily comprise interest on the Group’s debt. Debt costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other debt costs are expensed in the period in which they are incurred and reported in “Finance Costs”. (See note 22.)

5.11.                  Financial assets and financial liabilities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value plus transactions costs, except for financial assets and financial liabilities carried at fair value through consolidated statements of other comprehensive income, which are measured initially at fair value. The value of interest free financial assets and financial liabilities with short term maturities are not discounted at initial recognition if the impact is not material.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

The Group’s financial assets are classified into the following categories upon initial recognition:

•         Loans and receivables

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

•         Financial assets at fair value through profit or loss

•         Held to maturity investments

•         Available for sale financial assets

The category determines subsequent measurement and whether any resulting income and expense is recognized in the consolidated income statement or in equity. The Group does not have any financial asset falling under the “Held to maturity investment” category.

All financial assets except for those measured at fair value through consolidated statements of other comprehensive income are subject to review for impairment at least at each date of statement of financial position. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in the consolidated income statements are presented within “Finance Costs”, “Finance Income” or “Other Financial Items”, except for impairment of trade receivables which is presented within “Other Expenses”.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment. The Group’s cash and cash equivalents and trade and most other receivables fall into this category of financial instruments.

Loans and receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Impairment of loans and receivables are recognized in the consolidated income statements within “Other Expenses”.

Interest calculated using the effective interest method is recognized in the consolidated income statements.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognized in the consolidated income statements.

Available for sale financial assets

Available for sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Group’s available for sale financial assets include investments in listed securities and mutual funds.

Available for sale financial assets are measured at fair value. Gains and losses are recognized in the consolidated statements of other comprehensive income and reported within the available for sale reserve within equity.  When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in the consolidated statements of other comprehensive income is reclassified from the equity reserve to consolidated income statements and presented as a reclassification adjustment within the consolidated statements of other comprehensive income.

Dividends are recognized in the consolidated income statements.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Reversals of impairment losses are recognized in consolidated statements of other comprehensive income, except for financial assets that are debt securities which are recognized in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Group’s financial liabilities include debt, trade and other payables and derivative financial instruments.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in the consolidated income statements.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through the consolidated income statements.

All changes in an instrument’s fair value that are reported in the consolidated income statements are included within “Other Financial Items.”

5.12.                  Income taxes

Tax expense represents the sum of deferred tax and current tax.

Current tax

Calculation of current tax is based on tax rates applicable for the respective years in respective tax jurisdictions. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid/un-recovered at the reporting date. Current tax is payable on taxable profit, which differs from the consolidated income statements. Current income tax relating to items directly recognized in equity is recognized in consolidated statements of other comprehensive income and not in the consolidated income statements.

Deferred tax

Deferred income taxes are calculated, without discounting, using the balance sheet liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted by the reporting date. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. In respect of taxable temporary difference associated with investment in subsidiaries, joint ventures and associates, where the timing of reversal is controllable and are not probable to reverse in foreseeable future, a deferred tax liability is not recognized. Tax losses available to be carried forward and other income tax credits available to the Group are assessed for recognition as deferred tax assets.

Deferred tax liabilities are provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Deferred tax assets and liabilities are offset only when the Group has a right and intention to set off current tax assets and liabilities from the same taxation authority.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit and loss, except where they relate to items that are recognized in consolidated statements of other comprehensive income or directly in equity, in which case the related deferred tax is recognized in consolidated statements of other comprehensive income or equity, respectively.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

5.13.                  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, in current accounts and deposit accounts with an original maturity of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

5.14.                  Equity, reserves and dividend payments

Share capital represents the nominal value of shares that have been issued.

Securities premium includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

Dividend distributions payable to equity shareholders are included in other liabilities when the dividends have been approved in a general meeting prior to the reporting date.

5.15.                 Post-employment benefits, short term and long term employee benefits and employee costs

The Group provides post-employment benefits through defined contribution plans as well as defined benefit plans.

Defined contribution plan

A defined contribution plan is a plan under which the Group pays fixed contributions into an independent fund administered by the government. The Group has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Group’s defined contribution plans include contribution to a fund administered by the Indian government called the Provident Fund. The contributions recognised in respect of defined contribution plans are expensed in the period that relevant employee services are received. There are no other obligations other than the contribution payable to the fund.

Defined benefit plan

The defined benefit plans sponsored by the Group define the amount of the benefit that an employee will receive on completion of services by reference to length of service and last drawn salary.

The liability recognized in the statement of financial position for defined benefit plans is the present value of the defined benefit obligation (“DBO”) at the reporting date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

Management estimates the present value of the DBO annually through valuations by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows based on management’s assumptions.

The estimate of its benefit obligations is based on standard rates of inflation and mortality. Discount rate is based upon the market yield available on government bonds at the reporting date with a term that matches that of the liabilities and the salary increase taking into account inflation, seniority, promotion and other relevant factors. Actuarial gains and losses are included in other comprehensive income.

Short term employee benefits

Short term benefits comprise employee costs such as salaries, bonuses, and paid annual leave and sick leave are accrued in the year in which the associated services are rendered by employees of the Group.

The liability in respect of compensated absences becoming due or expected to be availed within one year from the reporting date are considered as short term benefits and are recognized at the undiscounted amount of estimated value of benefit expected to be availed by the employees.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

5.16.                  Provisions and, contingent liabilities

Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Contingent Liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized. The Group’s contingent liabilities have been described in note 28.

5.17.                  Government Grant

The Group receives non-monetary government grants in the form of licenses to import goods without payment of import duty. Such grants are measured at fair value and are recognized when there is reasonable assurance that:

(a)   The entity will comply with the conditions attaching to them; and

(b)   The grants will be received.

Income from such grants is recorded under the heading “Other Income in the Consolidated Statements”.

5.18.                  Estimation uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and be materially different from the estimated results. Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Significant Management Judgment

i.                 Determination of functional currency of individual entities

Following the guidance under IAS 21 The effects of changes in foreign exchange rates, the functional currency of each individual entity is determined to be the currency of the primary economic environment in which the entity operates.  Management considers that the each individual entity’s functional currency reflects the transactions, events and conditions under which the entity conducts its business.

ii.             Deferred tax assets

The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Group’s expected future tax liability, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the jurisdictions in which the Group operates are also carefully taken into consideration. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012 recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

iii.         Contingent liabilities

Management exercises judgment in assessing its probability of such cases resulting in outflow of resources. Based on its assessment, management has recorded a liability in the financial statements where it believes it is probable that there will be future outflow of resources in respect of the pending contingency. Where the outflow is considered as possible but not probable or it is not possible to reasonably estimate amounts and timing of the outflow, the contingency involved is disclosed in the financial statements. Refer note 28 for contingent liabilities as of the date of the consolidated statements of financial position.

iv.          Inventories

The Group has elected the accounting policy choice of capitalising debt cost as raw material and finished goods are stored for substantial period of time.

IAS 23 Borrowing Cost allows (but does not mandate) the Group to apply IAS 23 on inventory produced in large quantity on repetitive basis.  Management believes it is more appropriate to apply IAS 23 to the valuation of paddy and rice inventory that is stored for a substantial period of time for natural ageing process needed for desired level of quality.

Estimates

i.                 Impairment of assets

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future gross profits. These assumptions relate to future events and circumstances. In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

ii.             Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

iii.         Defined benefit liability

Management estimates the defined benefit liability annually through valuations by an independent actuary; however, the actual outcome may vary due to estimation uncertainties. The estimate of its defined benefit liability as at April 1, 2009, and March 31, 2010, 2011 and 2012 are $56,478, $83,149, $119,377 and $178,497, respectively is based on standard rates of inflation and mortality. It also takes into account the Group’s specific anticipation of future salary increases. Discount factors are determined close to each year-end by reference to high quality corporate/government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related defined benefit liability. Estimation uncertainties exist with regard to anticipation of future salary increases which may vary significantly in future appraisals of the Group’s defined benefit obligations (refer to note 20 for details on actuarial assumptions used in determining defined benefit liabilities).

iv.          Fair value of financial instruments

Management applies valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This requires management to develop estimates and assumptions based on market inputs, using observable data that market participants would use in pricing the instrument. Where such data is not observable, management uses its best estimate.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

6.              Intangible assets

The Group’s intangible assets consists of trademarks. The carrying amounts are as follows:

	Cost	Accumulated amortization	Carrying amount
Balance as at April 1, 2009	$69,252	$10,449	$58,803
-Additions	342,627	22,269
-Translation adjustment	29,206	2,841

Balance as at March 31, 2010	$441,085	$35,559	$405,526
-Additions	52,477	44,689
-Translation adjustment	(3,021)	183
Balance as at March 31, 2011	$490,541	$80,431	$410,110

-Additions	51,745	47,035
-Translation adjustment	(66,730)	(12,488)
Balance as at March 31, 2012	$475,556	$114,978	$360,578

7.              Property, plant and equipment

The Group’s property, plant and equipment comprises land and building, plant and machinery, furniture and fixture, office equipment and vehicles. The carrying amounts are analyzed as follows:

	Building	Freehold land	Plant and machineries	Furniture and fixtures	Office equipment	Vehicles	Total
Cost
Balance as at April 1, 2009	$1,968,227	$3,725,348	$9,445,180	$256,415	$497,948	$894,131	$16,787,249
-Additions	1,274,125		14,217,910	40,994	98,158	324,108	15,955,295
-Disposals	—		(235,469)	—	—	(307,732)	(543,201)
-Translation adjustment	379,894	590,770	2,241,437	42,843	84,004	135,503	3,474,451
Balance as at March 31, 2010	$3,622,246	$4,316,118	$25,669,058	$340,252	$680,110	$1,046,010	$35,673,794
-Additions	445,236	—	2,006,195	43,706	53,111	83,236	2,631,484
-Disposals	—	—	—	—	(639)	(52,773)	(53,412)
-Translation adjustment	(24,659)	(34,980)	(186,989)	(2,296)	(4,736)	(7,065)	(260,725)
Balance as at March 31, 2011	$4,042,823	$4,281,138	$27,488,264	$381,662	$727,846	$1,069,408	$37,991,141
-Additions	75,139	—	143,745	74,261	81,752	345,734	720,631
-Disposals	—	—	(19,552)	—	(691)	(16,917)	(37,160)
-Translation adjustment	(541,095)	(526,376)	(3,365,135)	(54,482)	(148,839)	(143,913)	(4,779,840)
Balance as at March 31, 2012	$3,576,867	$3,754,762	$24,247,322	$401,441	$660,068	$1,254,312	$33,894,772
Depreciation and impairment
Balance as at April 1, 2009	$770,087	—	$2,713,575	$98,101	$343,846	$269,179	$4,194,788
-Depreciation charge for the year	87,389	—	503,682	46,414	89,523	95,350	822,358
-Disposals	—	—	(27,179)	—	—	(57,923)	(85,102)
-Translation adjustment	126,769	—	455,745	18,026	59,128	44,528	704,196
Balance as at March 31, 2010	$984,245	—	$3,645,823	$162,541	$492,497	$351,134	$5,636,240
-Depreciation charge for the year	149,891	—	1,385,567	57,952	91,930	185,906	1,871,246
-Disposals	—	—	—	—	(18)	(21,667)	(21,685)
-Translation adjustment	(6,394)	—	(14,954)	(706)	(2,917)	(1,445)	(26,416)
Balance as at March 31, 2011	$1,127,742	—	$5,016,436	$219,787	$581,492	$513,928	$7,459,385
-Depreciation charge for the year	152,625	—	1,525,288	65,624	80,833	223,215	2,047,585
-Disposals	—	—	(19,552)	—	(114)	(11,387)	(31,053)
-Translation adjustment	(156,016)	—	(753,142)	(32,862)	(85,513)	(74,562)	(1,102,095)
Balance as at March 31, 2012	$1,124,351	—	$5,769,030	$252,549	$576,698	$651,194	$8,373,822
Carrying Value
At April 1, 2009	$1,198,140	$3,725,348	$6,731,605	$158,314	$154,102	$624,952	$12,592,461
At March 31, 2010	2,638,001	4,316,118	22,023,235	177,711	187,613	694,876	30,037,554
At March 31, 2011	2,915,081	4,281,138	22,471,828	161,875	146,354	555,480	30,531,756
At March 31, 2012	$2,452,516	$3,754,762	$18,478,292	$148,892	$83,370	$603,118	$25,520,950

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

The Company has borrowed funds specifically for the installation of additional rice milling production line. The amount of debt cost eligible for capitalization is determined as the actual debt costs incurred on the amount specifically borrowed for the purpose of installation of additional rice milling production line less any investment income on the temporary investment of those debt. Debt cost capitalized amounts to Nil, Nil, $172,884 and Nil as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.  Plant and machinery includes capital work in progress amounting to $118,971, $5,693,420, $13,343 and $88,021 as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively, and Building includes capital work in progress amounting to Nil, Nil, $310,074 and Nil as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.

Capital commitments in each of the three years have been summarized in note 28 below.

Amount payable towards purchase of property, plant and equipment is $163,285, $10,792,505, $888,577 and Nil as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.

8.              Other long term assets

Other long term financial assets comprise the following:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Security deposits	$72,716	$2,857	$210,998	$321,262
Term deposits	462,969	665,622	116,827	258,906
Total	$535,685	$668,479	$327,825	$580,168

Security deposits

Security deposits primarily include refundable interest free deposit placed with electricity boards. These do not have precise maturity dates but are expected not to mature in a short period of time. In the absence of fixed maturity dates, they are not discounted at fair value at the time of initial recognition. Also management does not expect the impact of discounting and subsequent amortization to be material.

Term deposits

Term deposits represent deposits with banks along with corresponding interest accrued that have been pledged with banks against performance guarantees provided to customers for sales and issue of letter of credit for purchases to meet contractual obligations towards other parties along with accrued interest.

9.              Inventories

Inventories comprise the following:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Raw material	$27,433,872	$57,862,790	$25,371,703	$17,148,251
Finished goods	50,138,666	87,751,319	116,440,253	123,107,983
Stores, spares and others	270,967	384,612	1,359,702	1,364,456
Total	$77,843,505	$145,998,721	$143,171,658	$141,620,690

Debt cost has been included in the cost of inventory using weighted average interest rate of 10.68%, 11.90%, 12.59% and 14.02% as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

10.       Trade receivables

Trade receivables comprise the following:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Gross value	$24,997,199	$30,787,302	$54,725,429	$37,286,964
Less: Provision for bad and doubtful debt	—	—	(103,657)	(111,551)
Net trade receivables	$24,997,199	$30,787,302	$54,621,772	$37,175,413

All of the Group’s trade receivables have been reviewed for indicators of impairment. No trade receivable was found to be impaired and accordingly no provision for credit loss has been recorded except for the years ended March 31, 2011 and March 31, 2012.  An analysis of net unimpaired trade receivables that are past due is given in note 32.

11.       Prepayments

Prepayments comprise the following:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Prepaid expenses	$111,414	$267,526	$283,967	$495,422
Advance for purchase of land	262,230	226,079	73,341	63,920
Advance for purchase of vehicle	—	—	99,331	36,427
Advance to suppliers	1,368,073	4,588,873	6,703,268	6,369,533
Total	$1,741,717	$5,082,478	$7,159,907	$6,965,302

12.       Other current assets

Other current assets comprise the following:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Security deposits	$23,339	$141,142	$1,217,519	$928,496
Advances to employees	33,890	48,986	48,661	56,279
Insurance claim receivable	1,117,557	648,025	650,155	581,702
Import licenses	1,138,052	657,463	624,697	627,280
Term deposits	367,161	1,487,352	5,021,315	5,824,655
Investment in available for sale financial assets	92,121	90,196	136,312	129,654
Input tax credit receivable	315,384	391,648	754,453	684,736
Other receivables	39,522	1,192,193	150,133	389,549
Total	$3,127,026	$4,657,005	$8,603,245	$9,222,351

Security deposits primarily comprise deposits placed with customers being public sector organizations. Such deposits were given as part of contract between the Company and such organizations.

The insurance claim receivable relates to loss of finished goods during transit.

Import licenses are non-monetary government grants received in the form of licenses which can be utilised to import goods without payment of duty or can be sold in the open market.

Term deposits represent deposits with banks, along with corresponding interest accrued, that have been pledged with banks against performance guarantees issued to customers and for debt from bank.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

13.       Cash and cash equivalents

Cash and cash equivalents comprise the following:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Cash in hand	$41,667	$104,188	$112,762	$160,153
Cash in current accounts	930,969	352,081	8,087,933	7,853,445
Funds in transit	—	—	—	354,658
Total	$972,636	$456,269	$8,200,695	$8,368,256

14.       Equity

14.1.                  Share capital

The share capital of APFPL consists of equity shares with a par value of Rs. 10 per share. Equity shares represent one vote at the shareholders’ meeting of APFPL and are equally eligible to receive dividends and the repayment of capital. Payment of dividend is at the discretion of the Company.

A summary of the total number of authorized shares of the company as on each reporting date is summarized as follows:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Equity shares :
Equity shares (face value Rs. 10 per share)	20,000,000	20,000,000	20,000,000	20,000,000
Redeemable preference shares (face value Rs. 100 per share)	500,000	500,000	500,000	500,000

None of the redeemable preference shares has been issued as of March 31, 2012.

14.2.                  Securities premium

Proceeds received in addition to the nominal value of the shares issued have been included in securities premium.

14.3.                  Retained earnings

Retained earnings include current and prior period retained profits.

14.4.                  Capital redemption reserve

The capital redemption reserve represents reserve created by APFPL on redemption of preference shares in earlier years in accordance with the requirements of Companies Act, 1956 applicable in India. These can be utilised for the issue of fully paid bonus shares.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

15.       Trade and other payables

Trade and other payables are comprised of the following:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Trade payable
-for purchase of goods	$14,616,327	$30,274,452	$46,781,043	$21,302,059
-for purchase of capital goods	163,285	10,792,505	888,577	—
	$14,779,612	$41,066,957	$47,669,620	$21,302,059
Other current liabilities
Expenses payable	491,141	492,395	973,869	1,027,147
Statutory dues	344,867	347,663	334,790	329,849
Short term employee dues	176,876	249,285	180,279	204,742
Advance received from customers	334,718	863,858	1,341,638	5,124,314
Security deposits	121,071	211,218	62,400	47,607
Bank overdraft	—	—	—	9,634,160
	$1,468,673	$2,164,419	$2,892,976	$16,367,819
Total trade and other payables	$16,248,285	$43,231,376	$50,562,596	$37,669,878

16.       Advance received against subscription of shares

The Company had received an advance against subscription of its shares from a related party. The same has been treated as a liability as at April 1, 2009 considering that the number of shares to be issued on application has not been determined as of the reporting date.  The number of shares to be issued against the outstanding advance would be mutually agreed upon amongst both the parties prior to the settlement. This advance was repayable on demand until allotment was to be made by the Company. Subsequently, during the year ended March 31, 2010, this amount was adjusted against shares issued to the related party.

17.       Debt

The debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

(a)         Non-current debt

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Term loans	$—	$—	$11,722,143	$8,988,738
Vehicle loans	399,091	252,087	635,346	640,760
Total debt	399,091	252,087	12,357,489	9,629,498
Less: Amount reclassified to current debt	(241,976)	(160,322)	(1,609,784)	(2,284,560)
Non-current portion of long term debt from banks	$157,115	$91,765	$10,747,705	$7,344,938

Term loans carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

The weighted average interest rates for each of the reporting periods are as under:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Term loans	—	—	11.48%	12.36%

Vehicle loans	9.42%	9.69%	9.71%	8.90%

The Group has obtained term loans only during the year ended March 31, 2011. The maturity profile for term loans has been summarized in the table below:

Amount due within	March 31, 2011	March 31, 2012
1 year	$1,434,468	$2,057,475
1-2 years	2,318,185	2,020,389
2-5 years	6,128,431	4,381,166
More than 5 years	1,940,214	630,582
Total	$11,821,298	$9,089,612
Less: Unamortized portion of upfront transaction cost	(99,155)	(100,874)
	$11,722,143	$8,988,738

The maturity profile for vehicle loans at the various reporting dates has been summarized in the table below:

Amount due within	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
1 year	$241,976	$160,322	$175,316	$227,085
1-2 years	120,302	58,572	200,901	163,122
2-5 years	36,813	33,193	259,129	250,553
More than 5 years	—	—	—	—
Total	$399,091	$252,087	$635,346	$640,760

(b)               Current debt

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Working Capital Debt	$75,734,176	$133,959,386	$142,697,294	$127,498,713
Debt from corporates	3,966,701	4,664,100	4,626,300	3,456,000
Debt from a related party	3,125	1,131,709	1,324,535	1,171,642
	$79,704,002	$139,755,195	$148,648,129	$132,126,355
Add: Amount reclassified from Non-current Debt	241,976	160,322	1,609,784	2,284,560
Total	$79,945,978	$139,915,517	$150,257,913	$134,410,915

Debt from corporates are unsecured and payable on demand.  These loans are without any interest except for loans from two corporates having an aggregate balance of $554,442, Nil, Nil and Nil as at April 1, 2009, and March 31, 2010, 2011 and 2012, respectively, carrying a fixed rates of interest of 11%, compounded daily.

Debt from related party comprises of debt taken from a director of the Company that is payable on demand and carries a fixed rate of interest (11% per annum).

Working capital debt represents credit limits from banks with renewal period not exceeding one year.  The Group’s property, plant and equipment and current assets have been hypothecated as collateral to secure repayment of this debt.  These secured revolving credit facilities carry floating rates of interest.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

The weighted average interest rates for each of the reporting period for working capital debt and debt from related party are as follows:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Working Capital Debt	10.28%	10.55%	10.48%	12.13%

Debt from related party	—	—	11.6%	11.6%

18.       Income tax expense

18.1.                  Deferred tax liabilities (net)

Deferred taxes arising from temporary differences are summarized as follows:

	April 1, 2009	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated income statements	March 31, 2010
Intangible Assets	$(2,936)		$(17,533)	$(20,469)
Property, plant and equipment	(981,660)	—	(447,657)	(1,429,317)
Employee benefits	35,854	3,357	8,047	47,258
Unrealized gain/ (loss) on derivatives	1,097,655	—	(1,489,975)	(392,320)
Available for sale reserve	53,427	(45,718)	—	7,709
Inventory	(1,205,898)	—	677,148	(528,750)
Debt	—	—	—	—
Others	52,405	—	(79,255)	(26,850)
Translation impact	—	—	—	(224,847)
Total	$(951,153)	$(42,361)	$(1,349,225)	$(2,567,586)

	March 31, 2010	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated income statements	March 31, 2011
Intangible assets	$(20,469)		$(14,521)	$(34,990)
Property, plant and equipment	(1,429,317)	—	(656,280)	(2,085,597)
Employee benefits	47,258	(632)	22,624	69,250
Unrealized gain/ (loss) on derivatives	(392,320)	—	(298,218)	(690,538)
Available for sale reserve	7,709	(13,144)	—	(5,435)
Inventory	(528,750)	—	(821,116)	(1,349,866)
Debt	—	—	(31,835)	(31,835)
Others	(26,850)	—	203,189	176,339
Translation adjustment	(224,847)	—		(221,022)
Total	$(2,567,586)	$(13,776)	$(1,596,157)	$(4,173,694)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

	March 31, 2011	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated income statements	March 31, 2012
Intangible Assets	$(34,990)		$(10,013)	$(45,003)
Property, plant and equipment	(2,085,597)	—	90,473	(1,995,124)
Employee benefits	69,250	(13,221)	42,896	98,925
Unrealized (loss) on derivatives	(690,538)	—	(222,794)	(913,332)
Available for sale reserve	(5,435)	22,686	—	17,251
Inventory	(1,349,866)	—	(1,188,208)	(2,538,074)
Debt	(31,835)	—	(5,057)	(36,892)
Others	176,339	—	6,771	183,110
Translation adjustment	(221,022)	—	—	407,636
Total	$(4,173,694)	$9,465	$(1,285,932)	$(4,821,503)

The Group has not created deferred tax assets on unused tax losses amounting to $29,030, $72,236, $256,792 and $556,854 as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively, in Group entities located in Singapore, Malaysia, and the United States of America in the absence of convincing evidence of availability of sufficient taxable profit in these entities in future.

18.2.                  Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Tax expense reported in the consolidated income statement for the years ended March 31, 2010, 2011 and 2012 is as follows:

	March 31, 2010	March 31, 2011	March 31, 2012
Current tax expense	$1,416,738	$1,351,843	$2,584,348
Deferred tax expense	1,349,225	1,596,157	1,285,932
Prior period tax expense	1,571	276	267,142
Tax expense	$2,767,534	$2,948,276	$4,137,422

The effective tax rate applied in each individual entity has not been disclosed in the tax reconciliation. The relationship between the expected tax expense based on the domestic tax rates for each of the legal entities within the Group and the reported tax expense in the consolidated income statements is reconciled as follows:

	March 31, 2010	March 31, 2011	March 31, 2012
Accounting profit for the year before tax	$7,990,140	$9,359,925	$16,081,659
Effective tax at the domestic rates applicable to profits in the country concerned	2,520,638	2,769,957	3,954,271
Non-taxable income	(329)	18,458	13,850
Non allowable expenses	140,628	49,870	64,982
Deferred tax assets not created in the absence of reasonable certainty of future taxable income	43,206	185,673	192,279
Impact of change in tax rate	42,874	(19,360)	6,551
Others adjustment	20,517	(56,322)	(94,511)
Tax expense	$2,767,534	$2,948,276	$4,137,422

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

19.       Other income

Other income comprises the following:

	March 31, 2010	March 31, 2011	March 31, 2012
Income from export benefit	$1,114,239	$2,045,212	$612,485
Insurance claim received	621,858	14,989	—
Miscellaneous income	98,409	86,940	24,898
Total	$1,834,506	$2,147,141	$637,383

20.       Employee benefits

Expense recognized for employees is comprised of the following:

	March 31, 2010	March 31, 2011	March 31, 2012
Wages and salaries including bonus	$1,785,012	$2,223,824	$2,613,523
Gratuity	28,234	45,131	47,569
Compensated absences	43,238	63,185	64,951
Contribution to provident and other funds	25,350	22,800	19,610
Staff welfare expenses	43,900	58,644	98,801
Total	$1,925,734	$2,413,584	$2,844,454

Gratuity

The Group provides gratuity benefit to its employees working in India. The gratuity benefit is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. The defined benefit obligation is calculated annually by an independent actuary using projected unit credit method.

Amount recognized in the consolidated income statements in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2010	March 31, 2011	March 31, 2012
Current service cost	$23,264	$31,747	$38,034
Past service cost	—	6,855	—
Interest cost	4,970	6,529	9,535
Expense recognized in the consolidated income statements	$28,234	$45,131	$47,569

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2010	March 31, 2011	March 31, 2012
Discount rate	8.00%	8.00%	8.50%

Expected rate of increase in compensation levels	5.50%	5.50%	8.00%

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Change in present value of defined benefit obligation is summarized below:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Change in defined benefit obligation
Actuarial value of Balance (Opening balance)	—	$56,479	$83,149	$119,377
Interest cost	5,487	4,970	6,529	9,534
Current Service cost	18,031	23,264	31,747	38,034
Past service cost	—	—	6,855	—
Benefits Paid	—	(1,309)	(10,563)	(8,043)
Actuarial (gain) / loss	(19,037)	(10,106)	1,949	40,747
Translation adjustment	51,997	9,851	(289)	(21,152)
Balance at the end of the year	$56,478	$83,149	$119,377	$178,497

Defined contribution plans

Apart from being covered under the Gratuity plan described above, employees of the Group also participate in a Provident Fund plan in India.

The Provident Fund plan is a defined contribution scheme whereby the Group deposits an amount determined as a fixed percentage of pay to the fund every month. The benefit vests upon commencement of employment. The Group does not have any further obligation in the plan beyond making such contributions.

The Group has contributed $25,350, $22,800 and $19,610 to various defined contribution plans during the years ended March 31, 2010, 2011 and 2012, respectively.

21.       Other expenses

Other expenses comprise the following:

	March 31, 2010	March 31, 2011	March 31, 2012
Insurance	$431,938	$1,156,730	$1,009,862
Communication expenses	185,458	244,943	328,956
Repairs and maintenance	327,247	396,699	578,643
Travel and conveyance	1,375,306	1,412,491	1,285,823
Legal and professional	970,134	749,677	1,115,835
Rent	1,254,674	1,819,457	1,672,657
Power and fuel	828,542	1,285,692	1,205,678
Security expense	178,131	249,083	241,422
Sundry balance written off	5,114	221,140	55,513
Business promotion expenses	781,835	1,354,366	1,629,013
Commission, claims and compensation	171,854	273,000	922,274
Sundries	771,836	607,873	522,526
Total	$7,282,069	$9,771,151	$10,568,202

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

22.       Finance cost and finance income

Finance cost is comprised of the following:

	March 31, 2010	March 31, 2011	March 31, 2012
Bank charges	$1,091,268	$1,890,401	$2,016,027
Interest on debt	9,466,552	14,938,425	17,248,517
Interest to suppliers	2,113,102	2,847,733	2,521,463
Total	$12,670,922	$19,676,559	$21,786,007

Bank charges primarily comprise letter of credit opening charges and other miscellaneous bank charges.

Finance income is comprised of the following:

	March 31, 2010	March 31, 2011	March 31, 2012
Interest on deposit with banks	$71,366	$127,996	$300,620
Other interest received	1,404	36,857	2,416
Total	$72,770	$164,853	$303,036

23.       Other financial items

Other financial items is comprised of the following:

	March 31, 2010	March 31, 2011	March 31, 2012
Net impact of change in exchange rate on non-derivative foreign currency transactions/balance	$572,101	$873,665	$5,801,840
Profit/(Loss) on sale of available for sale financial assets	22,107	(31,805)	(22,905)
Net gain on revaluation/settlement of forward contracts	4,798,069	1,766,064	(4,746,336)
Total	$5,392,277	$2,607,924	$1,032,599

24.       Earnings per share

Basic and diluted earnings per share have been calculated using the profit attributable to shareholders of the parent company (APFPL) as the numerator.

	March 31, 2010	March 31, 2011	March 31, 2012
Profit/(loss) of the year	$5,222,606	$6,411,649	$11,944,238
Weighted average number of shares for calculation of basic and diluted earnings per share	11,078,592	12,979,975	12,979,975
Basic and diluted earnings/(loss) per share	$0.47	$0.49	$0.92

25.       Operating leases as lessee

The Company leases office facility and warehouses under cancellable operating lease agreements. These leases are renewable on a periodic basis at the option of both the lessors and the lessees and the lease rental payments under such leases are $1,216,051, $1,798,736 and $1,669,917 during the years ended March 31, 2010, 2011 and 2012, respectively.  Non-cancellable period of these leases ranges between 1-3 months and total future lease obligation for the non-cancellable period amounts to $106,763, $334,776, $353,540 and $274,457 as at April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

26.       Related party transactions

The Group’s related parties include key management personnel (“KMP”) and enterprises over which KMP are able to exercise significant influence.

26.1.   Transactions with KMP

Transactions during the year	March 31, 2010	March 31, 2011	March 31, 2012
Salaries including bonuses	$241,989	$249,828	$256,121
(Short term employee benefits)
Rent paid	—	—	3,623
Loan received	1,195,044	384,384	812,682
Loan repaid	123,927	314,965	903,229
Interest paid	—	130,471	108,923
Advances made	25,360	40,206	—
Advances received back	—	65,567	—

Outstanding Balances	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Salary payable	$—	$14,869	$14,862	$36,005
Loan payable	3,125	1,131,709	1,324,535	1,171,642
Advance receivable	—	25,360	—	—

All of the above payables and receivables are short term and carry no collateral. Loans payable outstanding as at March 31, 2011 and 2012 carry the interest rate of 11% per annum and balance outstanding as at April 1, 2009, and March 31, 2010 are interest free.

Key management persons have given personal guarantees to banks for term loans and working capital debt obtained by APFPL amounting to $86,393,439, $213,058,906, $383,163,008 and $238,771,200 as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.

26.2.   Transactions with enterprises over which KMP are able to exercise significant influence

Transactions during the year	March 31, 2010	March 31, 2011	March 31, 2012
Purchases of goods	$259,196	$2,601,381	$8,747,923
Sales of goods	9,465,413	3,404,222	4,195,405
Advances made	2,756,191	3,185,613	989,826
Advance received against share subscription	4,214,501	—	—
Shares issued against advance	5,538,844	—	—
Advances received back	296,818	975,528	272,260

Outstanding balances	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Trade payable	$63,192	$20,481	$20,315	$29,543
Trade receivable	4,203,013	2,548,565	1,404,267	70,214
Advance against share subscription	1,019,844	—	—	—
Advances receivable	—	2,466,404	3,394,193	2,350,756

Further, APFPL has provided a corporate guarantee to the banks in respect of a short term credit facility obtained by the enterprises over which KMP are able to exercise significant influence in the amount of $5,552,500, $12,161,500 and Nil during the years ended March 31, 2010, 2011 and 2012, respectively.

27.       Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

27.1.   Adjustment for non-cash items

	March 31, 2010	March 31, 2011	March 31, 2012
Depreciation and amortization	$844,626	$1,915,934	$2,089,738
Unrealized loss on change in foreign exchange	(411,068)	112,390	1,722,740
Unrealized fair value gains on financial assets recognized in profit and loss in consolidated income statement	(4,402,896)	(940,081)	(686,685)

Total	$(3,969,338)	$1,088,243	$3,125,793

27.2.   Adjustment for non-operating income and expense

	March 31, 2010	March 31, 2011	March 31, 2012
Interest expense	$9,466,553	$14,938,424	$17,248,517
Interest and dividend income	(72,770)	(164,851)	(303,036)
Gain on disposal of equipment	—	—	(2,134)
Total	$9,393,783	$14,773,573	$16,943,347

27.3.   Change in operating assets and liabilities

	March 31, 2010	March 31, 2011	March 31, 2012
Trade payables and other current liabilities	$7,487,363	$6,368,526	$(6,955,675)
Inventories	(53,032,881)	1,604,980	(16,650,002)
Other current assets	(1,070,075)	(4,819,152)	(1,823,138)
Trade receivables	(2,403,613)	(22,960,306)	10,184,837
Other current assets and prepayments	634,337	(2,098,456)	(500,432)
Total	$(48,384,869)	$(21,904,408)	$(15,744,410)

28.       Commitments and contingent liabilities

Commitments

Capital commitments, net of advances amounted to $4,486, $214,274, Nil and $138,735 as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.

Contingent liabilities

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Bank guarantees given in respect of loan taken by related parties	$—	$5,552,500	$12,116,500	$—
Sales tax case(1)	99,166	42,920	42,572	37,103
Market fees(2)	89,110	103,241	102,404	89,249
Income tax case(3)	83,232	289,431	287,086	250,206
Total	$271,508	$5,988,092	$12,548,562	$376,558

(1)         Represents sales tax demand received for the years ended March 31, 2005, March 31, 2006 and March 31, 2007 in respect of purchases made from unregistered paddy traders. The case is pending with Sales Tax Tribunal.

(2)         Represents market fees demand raised by Haryana State Agricultural Marketing Board (“HSAMB”) in respect of certain paddy purchases. The case is pending at the Financial Commissioner and Principal Secretary to Government Haryana, Agricultural Department Chandigarh.

(3)         This is aggregate of tax demands issued by Income tax department in India in respect of various years. The Group has been contesting these demands and has received favorable orders in all cases from Income Tax Appellate Tribunal (“ITAT”). Further Income tax department has challenged these orders in Delhi high court.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

In addition to the above matters, on November 23, 2010 the Company along with its directors and certain key officials were subjected to search/ survey under section 132 and 133 of the Income Tax Act, 1961. During the course of these proceedings, the Income tax authorities have taken custody of certain records and documents of the Company. Pursuant to these proceedings, the Company has paid additional tax of $256,739. The Company has received notices under section 153A and 142(1) of the Act asking management to submit income tax statement for the period beginning from April 1, 2004 to March 31, 2012.  Management is in the process of complying with various procedural requirements in this regard and believes that no further material liability will devolve on the Company as a result of these proceedings.

Management considers that the above liabilities are not probable.

In respect of these contingent liabilities, the Company does not expect any reimbursement from any third party.

29.      Segment reporting

The chief operating decision maker reviews the business as one operating segment. Hence no separate segment information has been furnished herewith.

The Group’s revenues from external customers and its non-current assets (other than financial instruments, deferred tax assets and post-employment benefit assets) are divided into the following geographical areas.

The Group has generated all its revenue from the sale of agro based products. Revenues from external customers attributed to the entity’s country of domicile and attributed to all foreign countries in total from which the entity derives revenues based on customer domicile are as follows:

	March 31, 2010%		March 31, 2011%		March 31, 2012%
India	$94,022,697	47%	$97,319,257	38%	$111,966,765	34%
International	107,641,186	53%	157,691,864	62%	217,013,034	66%
Total	$201,663,883	100%	$255,011,121	100%	$328,979,799	100%

During the year ended March 31, 2012, there was one external customer having external sales more than 10% amounting to $86,786,516.  During the year ended March 31, 2011, there were two external customers having external sales more than 10% amounting to $43,958,660 and $42,662,836 and during the year ended March 31, 2010, there were two customers having external sales more than 10% amounting to $20,662,202 and $50,922,817.

Non-current assets other than financial instruments located in the entity’s country of domicile and located in all foreign countries in total in which the entity holds assets are provided as follows:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
India	$12,651,263	$30,306,039	$30,827,587	$25,779,644
International	—	137,041	114,279	101,887
Total	$12,651,263	$30,443,080	$30,941,866	$25,881,531

30.       Financial assets and liabilities

The fair value of financial assets and financial liabilities in each category is as follows:

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Financial assets
Non-current assets
Loans and receivables
Long term financial assets	$462,969	$665,622	$116,827	$258,906
Current assets
Loans and receivables
Trade receivables	24,997,199	30,787,302	54,621,771	37,175,413
Other current assets	1,581,469	3,517,697	7,087,784	7,780,681
Cash and cash equivalents	972,636	456,269	8,200,695	8,368,256
Fair value through profit or loss
Derivative financial instruments	—	895,624	1,838,365	2,239,130
Available for sale financial assets
Investment in listed securities and mutual funds	92,121	90,196	136,312	129,654
Total	$28,106,394	$36,412,710	$72,001,754	$55,952,040
Financial liabilities
Non-current liabilities
Debt	$157,115	$91,765	$10,747,705	$7,344,938
Current liabilities
Financial liabilities measured at amortized cost:
Trade payables	14,779,612	41,066,957	47,669,620	21,302,059
Advances received against subscription of shares	1,019,844	—	—	—
Other current liabilities	789,087	952,899	1,216,547	10,913,655
Debt	79,945,978	139,915,517	150,592,703	134,410,915
Fair value through profit or loss
Derivative financial instruments	3,229,346	—	—	—
Total	$99,920,982	$182,027,138	$210,226,575	$173,971,567

The fair value of cash and cash equivalents, trade receivables, trade payables, current financial liabilities and debt approximate their carrying amount largely due to the short term nature of these instruments.

Investments in liquid and short term mutual funds units and listed shares, which are classified as available-for-sale, derivative financial instruments, recorded at fair value through profit or loss, are recorded at their respective fair values on the reporting dates.

Non-current debt is largely comprised of term loans from banks which carry floating interests. Therefore, the fair value of these term loans approximates their carrying values. Outstanding values of other non-current debt are not material and therefore, management has not assessed their fair values. Similarly, carrying values of non-current term deposits are not significant and management has not assessed their fair values.

31.       Fair value hierarchy

•                        Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                        Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                        Level 3 — Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
March 31, 2012	Total	Level 1	Level 2
Assets
Derivative instruments
Forward contracts	$2,239,129	$—	$2,239,129
Available for sale financial assets
Mutual funds in units	43,143	43,143	—
Listed securities	86,511	86,511	—

		Fair value measurements at reporting date using
March 31, 2011	Total	Level 1	Level 2
Assets
Derivative instruments
Forward contracts	$1,838,365	$—	$1,838,365
Available for sale financial assets
Mutual funds in units	63,821	63,821	—
Listed securities	72,491	72,491	—

		Fair value measurements at reporting date using
March 31, 2010	Total	Level 1	Level 2
Assets
Derivative instruments
Forward contracts	895,624	—	895,624
Available for sale financial assets
Mutual funds in units	22,965	22,965	—
Listed securities	67,231	67,231	—

		Fair value measurements at reporting date using
April 1, 2009	Total	Level 1	Level 2
Assets
Available for sale financial assets
Mutual funds in units	$10,831	$10,831	$—
Listed securities	81,290	81,290	—
Liabilities
Derivative instruments
Forward contracts	$3,229,346	—	3,229,346

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

32.       Financial risk management

The Group is exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. The Group’s risk management is coordinated by the Board of Directors and focuses on securing long term and short term cash flows. The Group does not engage in trading of financial assets for speculative purposes.

32.1.   Market risk analysis

Market risk is the risk that changes in market prices will have an effect on Group’s income or value of the financial assets and liabilities. The Group is exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which the Group is exposed are described below.

Currency Risk (Foreign Exchange Risk)

The Group operates internationally and a significant portion of the business is transacted in U.S. Dollars and consequently the Company is exposed to foreign exchange risk through its sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange receivables, payables and foreign currency loans. A significant portion of revenue is in U.S. Dollars while a significant portion of costs are in Rs.

The exchange rate between the Rs. and U.S. Dollar (the Group has significant exposure in U.S. Dollars) has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Rs. against the U.S. Dollar can adversely affect the group’s results of operations. The Group also has exposure to foreign currency exchange risk towards other currencies namely New Zealand dollar and Euro, however, management considers the impact of change in these currencies as insignificant. Further, Amira C Foods International DMCC having a functional currency of U.S. Dollars has significant foreign currency transactions denominated in United Arab Emirates Dirham (AED). There is no risk of change in the same as exchange rate between the U.S. Dollar and AED is fixed at $1 = AED 3.6735.

The Group evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency.

As at April 1, 2009, and March 31, 2010, 2011 and 2012, every 1% increase / decrease in the exchange rate of Indian Rupee with the U.S. Dollar would result in approximately $464,383, $353,210, $852,500, and $1,661,811 decrease / increase in the Company’s profit before tax, respectively.

The table below presents non-derivative financial instruments which are exposed to currency risk as of April 1, 2009, and March 31, 2010, 2011 and 2012:

	$	Others
April 1, 2009
Trade receivables	$11,803,330	$61,511
Cash and cash equivalents	37,731	—
Total	11,841,061	61,511
March 31, 2010
Trade receivables	$6,755,915	$110,730
Intercompany receivables	5,842,030	—
Cash and cash equivalents	54	—
Debt	(13,863,048)	—
Trade payables	(11,715,907)	—
Total	$(12,980,956)	$110,730
March 31, 2011
Trade receivables	$17,175,049	$—
Intercompany receivables	6,268,579	—
Cash and cash equivalents	5,916,499	—
Total	$29,360,127	$—
March 31, 2012
Trade receivables	$10,176,419	$422
Intercompany receivables	19,466,796	—
Cash and cash equivalents	5,718	12,639
Trade payables	(201,355)	(13,992)
Total	$29,447,578	$(931)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

As at March 31, 2010, 2011 and 2012, every 1% increase/ decrease of the respective foreign currencies compared to the functional currency of the Company would impact our profit before tax by approximately $128,702, $293,601 and $294,466, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as on each reporting date.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

In computing the sensitivity analysis, management has assumed a change of one hundred basis points movement in the interest rate. This movement in the interest rate would lead to an increase/fall in the profit before tax by $1,339,594, $1,545,186 and $1,473,052 in the years ended March 31, 2010, 2011 and 2012, respectively.

The sensitivity analyses provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Group’s actual exposure to market rates changes as the Group’s portfolio of debt changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Group. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses

Price Risk Sensitivity

The Group is exposed to price risk in respect of its listed equity securities and investment in mutual funds. These investments are held for long term and are designated as Available for sale financial assets and therefore do not impact the consolidated income statement. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

32.2.   Credit risk analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to the Group.

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	April 1,	March 31,	March 31, 2011		March 31, 2012
	2009	2010	Gross	Impairment	Gross	Impairment
Not past due	$18,345,759	$26,425,547	$45,293,274	$19,494	$15,749,980	—
Past due less than three months	4,894,627	2,817,850	6,964,316	—	16,779,206	—
Past due more than three months but not more than six months	724,709	630,524	361,595	220	1,415,622	—
Past due more than six months but not more than one year	877,715	156,269	1,261,797	—	1,096,352	33,472
More than one year	154,389	757,112	844,447	83,943	2,245,804	78,079
Total	$24,997,199	$30,787,302	$54,725,429	$103,657	$37,286,964	$111,551

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

Trade receivables are impaired in full when recoverability is considered doubtful based on estimates made by management. Management considers that all the above financial assets that are not impaired and past due for each of the March 31 reporting dates under review are of good credit quality.

Receivables from the top five customers amounted to $13,777,228, $19,691,579, $37,757,016 and $22,113,740 constituting 56.6%, 79.2%, 74.2% and 59.0% of net trade receivables as of April 1, 2009, and March 31, 2010, 2011 and 2012, respectively.

Of the above, receivables from the top two customers are as follows:

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Customer 1	$3,660,930	$6,458,437	$10,503,849	$7,229,035
Customer 2	3,061,273	6,009,642	8,083,881	6457,763
Total	$6,722,203.00	$12,468,079.00	$18,587,730.00	$13,686,798.00
Percentage to total receivables	27.61%	50.16%	36.50%	37.00%

Other financial assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. Management considers the credit quality of deposits with such banks to be good, and it reviews these banking relationships on an ongoing basis.  Management does not view the Group’s pledged term deposits and other current assets as being subject to significant credit risk since those assets are held at banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India.

Security deposits are primarily comprised of deposits placed with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

The Group does not hold any security in respect of the above financial assets.  There are no impairment provisions as at any reporting date against these financial assets. Management considers that all the above financial assets that are not impaired and past due as at the reporting date under review are of good credit quality.

32.3.   Liquidity risk analysis

The liquidity needs of the Group are monitored on the basis of monthly and yearly projections. The Group manages its liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements comprises mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during normal course of business as on each reporting date.  The Group maintains sufficient balance in cash and cash equivalents to meet its short term liquidity requirements. Long term liquidity

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012 requirement is assessed by management on a periodical basis and is managed through internal accruals and through management’s ability to negotiate long term debt facilities. Non-current liabilities of the Group include vehicle loans and leave encashment.

As at each reporting date, the Group’s liabilities having contractual maturities are summarized as follows:

	Current		Non- current
April 1, 2009	With 6 months	6-12 Months	1-5 Years	More than 5 Years
Debt	$79,885,750	$91,691	$173,364	$—
Trade payables	14,779,612	—	—	—
Other current liabilities	789,087	—	—	—
Derivative instrument — liabilities	3,229,346	—	—	—
Lease obligation	106,763	—	—	—
Short term employee dues	1,019,844	—	—
Total	$99,810,402	$91,691	$173,364	$—

	Current		Non- current
March 31, 2010	Within 6 months	6-12 months	1-5 years	More than 5 years
Debt	$139,842,284	$92,535	$100,436	$—
Trade payables	41,066,957	—	—	—
Other current liabilities	952,899	—	—	—
Lease obligation	334,776	—	—	—
Total	$182,196,916	$92,535	$100,436	$—

	Current		Non- current
March 31, 2011	Within 6 months	6-12 months	1-5 years	More than 5 years
Debt	$149,176,177	$1,754,595	$11,603,819	$2,125,236
Trade payables	47,669,620	—	—	—
Other current liabilities	1,216,547	—	—	—
Lease obligation	353,540	—	—	—
Total	$198,415,884	$1,754,595	$11,603,819	$2,125,236

	Current		Non- current
March 31, 2012	Within 6 months	6-12 months	1-5 years	More than 5 years
Debt	$133,563,219	$1,795,257	$8,399,449	$661,844
Trade payables	21,302,059	—	—	—
Other current liabilities	10,913,655	—	—	—
Lease obligation	274,457
Total	$166,053,390	$1,795,257	$8,399,449	$661,844

The above contractual maturities reflect the gross cash out flows, not discounted at the current values.  As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Consolidated financial statements for the years ended March 31, 2010, 2011 and 2012

33.       Capital management policies and procedures

The Group’s capital management objectives are (a) to ensure the Group’s ability to continue as a going concern and (b) to provide an adequate return to shareholders. The Group monitors its gearing ratio (i.e. total debt) in proportion to total debt and equity.  Total debt comprises of all liabilities of the Group. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Total equity	$18,892,703	$33,014,744	$39,264,796	$45,684,469
Total debt	102,976,329	186,054,214	215,861,285	186,368,368
Overall financing	$121,869,032	$219,068,958	$255,126,081	$232,052,837
Gearing ratio	0.84	0.85	0.85	0.80

34.       Authorisation of financial statements

These consolidated financial statements were approved by the Board of Directors on June 15, 2012.

AMIRA NATURE FOODS LTD

Ordinary Shares

PROSPECTUS

UBS Investment Bank	Deutsche Bank Securities

Through and including              , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.   Indemnification of Directors and Officers

Our memorandum and articles of association provide that, subject to certain limitations, the company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

Our memorandum and articles of association permit us to purchase and maintain insurance on behalf of any officer or director who at the request of the company is or was serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability as provided in the memorandum and articles of association. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. We believe that these provisions and the insurance are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Item 7.   Recent Sales of Unregistered Securities

On February 20, 2012, we issued 100,000 ordinary shares to Joseph F. Daniels in exchange for $100, and on February 2012, Mr. Daniels transferred all of such shares to Karan A. Chanana for consideration of $1,000. The original issuance and subsequent transfer were both exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), based on the exemption set forth in Section 4(2) of the Act.

Item 8.   Exhibits and Financial Statement Schedules

(a)                                 Exhibits

Incorporated by reference to the Exhibit Index following Page II-5 hereof.

(b)                                 Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Item 9.   Undertakings

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in                , on              , 2012.

AMIRA NATURE FOODS LTD

By:
Name:	Karan A. Chanana
Title:	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

By:
Name:	Ritesh Suneja
Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Karan A. Chanana and Ritesh Suneja, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Dated: , 2012	By:
	Name:	Karan A. Chanana
	Title:	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

Dated: , 2012	By:
	Name:	Ritesh Suneja
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: , 2012	By:
	Name:	Bimal Raizada
	Title:	Director

Dated: , 2012	By:
Name:
	Title:	Director

Dated: , 2012	By:
Name:

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Amira Nature Foods Ltd, has signed this registration statement or amendment thereto in New York, New York, United States of America on                      , 2012.

Authorized U.S. Representative

Joseph F. Daniels, Esq.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association of Amira Nature Foods Ltd
5.1	Opinion of Walkers, counsel to the Registrant, as to the validity of the ordinary shares being offered hereby*
10.1	Employment Agreement, dated May 13, 2011, between Amira C Foods International DMCC and Protik Guha, as amended on October 18, 2011
10.2	Employment Agreement, dated April 6, 2012, between Amira Pure Foods Private Limited and Ritesh Suneja
10.3	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Karan A. Chanana
10.4	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Karan A. Chanana
10.5	Offer Letter, dated March 22, 2012, between Amira Nature Foods Ltd and Daryl Brewster
10.6	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Neal Cravens
10.7	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Bimal Kishore Raizada
10.8	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Karan Chanana
10.9	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Anil Chanana
10.10	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders
14.1	Code of Business Conduct and Ethics*
21.1	List of Subsidiaries
23.1	Consent of Grant Thornton India LLP, independent registered public accounting firm
23.2	Consent of Walkers (included in Exhibit 5.1)*
24.1	Powers of Attorney (included on signature pages)*
99.1	Form of Consent of Neal Cravens
99.2	Form of Consent of Daryl Brewster

* To be filed by amendment